3/23


05006755

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedz

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4639 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT: 3/23/05

POLISH SECURITIES AND EXCHANGES COMMISSION

the Annual Report SA-R 2004

(In accordance with §57, section 1, point 3 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569 with later changes)

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2004 to 31 December 2004,
and for the prior period from 1 January 2003 to 31 December 2003 Publication date: 21 March 2005

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.
(short name of the issuer)

METALS INDUSTRY
(issuer branch title according to the Warsaw Stock Exchange)

59-301
(postal code)

Lubin
(city)

Marii Skłodowskiej-Curie
(street)

48
(number)

48 76 84 78 200
(telephone)

48 76 84 78 500
(fax)

IR@BZ.KGHM.pl
(e-mail)

www.kghm.pl
(www)

692-000-00-13
(NIP)

390021764
(REGON)

PricewaterhouseCoopers Spółka z o.o.
(Entity entitled to audit financial statements)

The annual report includes:

- ☒ Auditor's opinion and auditor's report
- ☒ The President of the Board's letter
- ☒ The financial statements:
  - ☒ Introduction
  - ☒ Balance sheet
  - ☒ Income statement
  - ☒ Statement of changes in equity
  - ☒ Cash flow statement
  - ☒ Additional information and explanations
- ☒ Management's report (Report on the Company's activities)
- ☐ The annual financial report per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
  - ☐ Auditor's opinion about this financial report (§59, section 2 of the above Decree)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2004	2003	2004	2003
I. Net revenue from the sale of products, goods for resale and materials	6 158 032	4 740 424	1 362 939	1 065 887
II. Operating profit (loss)	1 370 067	357 413	303 233	80 364
III. Profit (loss) before taxation	1 445 903	522 766	320 017	117 544
IV. Net profit (loss)	1 397 169	529 587	309 231	119 078
V.Net cash flow from operations	1 723 475	823 488	381 452	185 162
VI. Net cash flow from investing activities	(396 653)	(232 854)	(87 790)	(52 357)
VII. Net cash flow from financing activities	(1 280 220)	(433 919)	(283 347)	(97 567)
VIII. Total net cash flow	46 602	156 715	10 314	35 237
IX. Total assets	8 948 436	8 212 967	2 193 782	1 741 142
X. Liabilities and provisions for liabilities	3 611 632	4 735 742	885 421	1 003 973
XI. Long term liabilities	39 050	1 420 447	9 573	301 134
XII. Short term liabilities	1 945 207	1 799 377	476 883	381 466
XIII. Equity	5 336 804	3 477 225	1 308 361	737 169
XIV. Share capital	2 000 000	2 000 000	490 316	423 998
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings(loss) per ordinary share (in PLN/EUR)	6.99	2.65	1.55	0.60
XVII. Diluted earnings (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	26.68	17.39	6.54	3.69
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)	0.50		0.12	

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON THE FINANCIAL STATEMENTS FOR 2004

Lubin, March 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (22) 523 4000
Faks +48 (22) 523 4040
www.pwc.com/pl

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish Company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish version is binding.

Registered Auditor's Opinion
to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A.

We have audited the accompanying financial statements of KGHM Polska Miedź S.A. (hereinafter called *the Company*), Lubin, ul. Marii Skłodowskiej-Curie 48, which comprise:

(a) the introduction;

(b) the balance sheet as at 31 December 2004, showing total assets and total equity and liabilities of PLN 8,948,436 thousand;

(c) the income statement for the year ended 31 December 2004, showing a net profit of PLN 1,397,169 thousand;

(d) the statement of changes in equity for the year ended 31 December 2004, showing an increase in equity of PLN 1,330,302 thousand;

(e) the cash flow statement for the year ended 31 December 2004, showing an increase in cash and cash equivalents of PLN 46,602 thousand;

(f) the additional notes and explanations.

The Company's Management Board is responsible for preparing financial statements which comply with the applicable regulations. Our responsibility was to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694 with subsequent amendments, hereinafter referred to as *the Act*);

(b) auditing standards issued by the National Board of Registered Auditors in Poland.

Our audit was planned and performed to obtain reasonable assurance that the financial statements were free of material misstatements and omissions. The audit included examining, on a sample test basis, accounting documents and entries supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting policies used by the Company and significant estimates made when preparing the financial statements as well as evaluating the overall presentation thereof. We believe that our audit provided a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

Registered Auditor's Opinion

to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A. (cont.)

The information in the Directors' Report for the year ended 31 December 2004 takes into account the provisions of the Decree of the Council of Ministers of 16 October 2001 on current and periodic information to be provided by issuers of securities (*Journal of Laws* of 2001, No. 139, item 1569 with subsequent amendments) and is consistent with the information presented in the audited financial statements.

In our opinion, and in all material respects, the accompanying financial statements:

(a) have been prepared on the basis of properly maintained accounting records and in accordance with the accounting policies applicable in the Republic of Poland, specified in the above-mentioned Act, and taking into account the provisions contained in the Decree of the Council of Ministers of 16 October 2001 on current and periodic information to be provided by issuers of securities, as well as the Decree of the Council of Ministers of 11 August 2004 on detailed conditions to be met by a prospectus and an abridged prospectus (*Journal of Laws* of 2004, No. 186, item 1921);

(b) comply in their form and contents with the relevant laws and the Company's Articles of Association;

(c) give a fair and clear view of the Company's financial position as at 31 December 2004 and of its results of operations for the year then ended.

Without qualifying our opinion on the truth and fairness of the audited financial statements we would like to draw your attention to the fact that the financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2003 were audited by another registered auditor. When auditing the financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2004, we examined the opening balances to the extent necessary to issue our opinion. Therefore, we do not express any opinion in respect of the comparative figures as at 31 December 2003 and for the year then ended.

On behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Adam Celiński
Board Member
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 14 March 2005

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A.

Registered auditor's report on the financial statements as at and for the year ended 31 December 2004

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish Company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish version is binding.



PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (22) 523 4000
Faks +48 (22) 523 4040
www.pwc.com/pl

Registered Auditor's Report to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A.

This report has been prepared in connection with our audit of the financial statements of KGHM Polska Miedź S.A., Lubin, ul. Marii Skłodowskiej-Curie 48 (hereinafter called *the Company*). The audited financial statements comprise:

(a) the introduction;

(b) the balance sheet as at 31 December 2004, showing total assets and total equity and liabilities of PLN 8,948,436 thousand;

(c) the income statement for the year ended 31 December 2004, showing a net profit of PLN 1,397,169 thousand;

(d) the statement of changes in equity for the year ended 31 December 2004, showing an increase in equity of PLN 1,330,302 thousand;

(e) the cash flow statement for the year ended 31 December 2004, showing an increase in cash and cash equivalents of PLN 46,602 thousand;

(f) the additional notes and explanations.

The financial statements were signed by the Company's Management Board and the officer responsible for maintaining the accounting records on 14 March 2005. This report should be read in conjunction with the Registered Auditor's Opinion to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A. of 14 March 2005 relating to the above-mentioned financial statements. The opinion is a general conclusion drawn from the audit and involves assessing the materiality of individual audit findings rather than being a sum of all the evaluations of individual financial statement components. This assessment takes account of the impact of the facts noted on the truth and fairness of the financial statements as a whole.

This report contains 18 consecutively numbered pages and consists of:

On behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Adam Celiński
Board Member
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 14 March 2005

I. General information about the Company

(a) The Company was established as a result of the transformation of a state-owned enterprise, Kombinat Górniczo-Hutniczy Miedzi, on the basis of Art. 5 of the Act dated 13 July 1990 concerning the privatisation of state-owned enterprises (*Journal of Laws* No. 51, item 298, with subsequent amendments). The formation deed of the company was drawn up at the Notary Public's Office No. 18 in Warsaw on 9 September 1991 and registered in Section No. 8648/91. On 29 June 2001, the Company was entered in the Commercial Register maintained by the District Court for Wrocław Fabryczna, the 9th Business Department of the National Court Register with the reference number KRS 23302.

(b) On 14 June 1993, the Company was assigned a tax identification number (NIP) 692-000-00-13. For statistical purposes, on 13 August 2003, the Company was assigned a REGON number 390021764.

(c) The Company's share capital amounts to PLN 2,000,000,000 and consists of 200,000,000 shares, each of PLN 10 par value.

(d) In the audited year, the Company's operations comprised mainly:

- metal ore mining;
- production of non-ferrous metals, precious metals, and salts;
- casting of light metals and non-ferrous metals;
- waste management;
- wholesale trading;
- geological and exploratory activities, research and technical analyses;
- production and distribution of electric power as well as steam and hot water, production of gas and its distribution through the supply network;
- professional rescue services.

(e) The following people were on the Company's Management Board during the year:

• Wiktor Błądek	President	since 29.03.2004
• Jarosław Andrzej Szczepek	I Vice-President	
• Marek Szczerbiak	Vice- President	since 29.03.2004
• Andrzej Krug	Vice- President	since 29.03.2004
• Robert Nowak	Vice- President	since 22.11.2004
• Andrzej Kowalczyk	Vice- President	since 29.03 to 16.11.2004
• Stanisław Speczik	President	until 29.03.2004
• Tadeusz Szeląg	Vice- President	until 29.03.2004
• Grzegorz Kubacki	Vice- President	until 29.03.2004

I. General information about the Company (cont.)

(f) The following entities belong to the KGHM Polska Miedź S.A. Group:

Direct and indirect subsidiaries:

- CBPM CUPRUM Sp. z o.o.
- Centrum Badań Jakości Sp. z o.o.
- DFM ZANAM Legmet Sp. z o.o.
- Dolnośląska Korporacja Ekologiczna Oława Sp. z o.o.
- DSI S.A.
- ENERGETYKA Sp. z o.o.
- ENERGOMEDIA "Łabędy" Sp. z o.o., Gliwice, (in liquidation)
- INOVA Sp. z o.o.
- Interferie S. A.
- KGHM CONGO s.p.r.l.
- KGHM Kupferhandelsges. m.b.H.
- KGHM METALE S.A.
- KGHM METRACO Sp. z o.o.
- KGHM Polish Copper Ltd
- Miedziowe Centrum Zdrowia S.A.
- PeBeKa S.A.
- PHP MERCUS Sp. z o.o.
- PHU "Mercus Bis" Spółka z o.o.
- PHU Lubinpex" Spółka z o.o.
- POL-MIEDŹ TRANS Sp. z o.o.
- Polskie Centrum Promocji Miedzi Sp. z o.o.
- Przedsiębiorstwo Eksploatacji Wód Aquakonrad S.A. (in liquidation)
- PU "Mercus Serwis" Spółka z o.o.
- Telefonia Dialog S.A.
- Walcownia Blach Sp. z o.o., Gliwice, in bankruptcy
- Walcownia Metali " Łabędy" S.A.
- Walcownia Metali Nieżelaznych Sp. z o.o., Gliwice
- Warszawska Fabryka Platerów HEFRA S.A.
- Zagłębie Lubin Sportowa Spółka Akcyjna

Associates:

- Agrea Lubin S.A.
- MINOVAKSANTE Sp. z o.o. (formerly FosrocKsante Sp. z o.o.)
- Naturopak Sp. z o.o.
- Polkomtel S.A.

Other companies:

- TUW CUPRUM [1]

[1] an entity established by the KGHM Polska Miedź S.A. Group; it does not meet the definition of a related entity

II. Information on the audit

(a) PricewaterhouseCoopers Sp. z o.o. was appointed auditor to the Company by Resolution No. 23/V/04 of the Supervisory Board dated 29 March 2004 on the basis of par. 20 of the Company's Articles of Association.

(b) PricewaterhouseCoopers Sp. z o.o. and the registered auditor conducting the audit are independent of the audited entity within the meaning of Art. 66, clause 2 of the Accounting Act.

(c) The audit was conducted in accordance with an agreement concluded on 14 June 2004.

- interim audit from 25 October to 26 November 2004;
- final audit from 20 January to 11 February 2005.

III. The Company's results and financial position

The comments below are based on knowledge obtained during the audit of the financial statements.

The financial statements do not take account of inflation. The change in the consumer price index (from December to December) amounted to 4.4% in the audited year (1.7% in 2003).

The following factors had a significant impact on the Company's results of operations and profitability for the year as well as on its financial position:

- As at 31 December 2004, the Company's assets amounted to PLN 8,948,436 thousand. During the year, total assets increased by PLN 735,469 thousand (i.e. by 9.0%). The increase was mainly financed by an increase in equity of PLN 1,859,579 thousand, which mainly included net profit of PLN 1,397,169 thousand.

- The cash surplus generated on the operating activities and a short-term loan of USD 50,000 thousand extended by Bank Pekao S.A. allowed the Company to repay earlier its long-term syndicated loans, which as at the end of 2003 amounted to USD 351,652 thousand and PLN 221,130 thousand. These transactions have improved the Company's gearing. The gearing ratio decreased from 58% at the end of the prior year to 40% at the end of the audited year. At the same time, the payables turnover ratio increased from 25 days to 28 days, respectively.

- The increase in total assets compared with the prior year was mainly due to the increase in tangible fixed assets of PLN 247,098 thousand, long-term investments of PLN 172,527 thousand and inventories of PLN 129,965 thousand. The increase in tangible fixed assets results mainly from the investment activities including the replacement of fixed assets (the modernisation and replacement of machines) as well as the extension of the mining infrastructure (the construction of new mine shafts).

- Long term investments increased by 6.5% mainly due to changes in equity of subordinated companies measured using the equity method. These changes mainly comprised the net profits of those companies in 2004 less amounts paid out as dividends. In addition in 2004 the Company restructured the debt of its subsidiary company Telefonia DIALOG S.A. The restructuring comprised of an increase in share capital of the subsidiary of PLN 630,000 thousand the proceeds of which were used to finance the early redemption of bonds issued by the subsidiary and held by the Company. In addition the Company forgave an additional PLN 70,000 thousand of bonds issued by the subsidiary. As a consequence as at 31 December 2004, the Company held bonds issued by Telefonia DIALOG S.A. with a book value of PLN 679,800 thousand. The restructuring had no impact on the total value of long term investments as it represented a transfer between individual components.

III. The Company's results and financial position (cont.)

- Total sales amounted to PLN 6,158,032 thousand, and were higher by 29.9% compared with the prior year. The Company's core activities in the audited financial year consisted of the production and sales of copper, precious metals and other metallurgical products. Such sales have increased by PLN 1,361,409 thousand compared with the prior financial year, which constitutes a 29.6% increase. The increase was mainly due to the considerable improvement in the situation on international and domestic markets for industrial goods, which was reflected by the increase in the average annual prices of copper and silver compared with the prior year (by 61% and 36%, respectively). In the same period the average annual exchange rate of USD against the PLN decreased by 6% compared with 2003. Operating income also includes gain/loss on commodity hedging transactions.

- Operating expenses increased by PLN 403,832 thousand compared with 2003. This was mainly due to an increase in the cost of materials and energy used (PLN 393,881 thousand) and an increase in salaries and wages and related employee benefits (PLN 94,557 thousand).

- Profitability as measured by the ratio of profit on sales to sales amounted to 23% and was 14 percentage points higher than in the prior year. The change in the Company's profitability was significantly affected by the high prices of metals, mainly copper on international commodity exchange markets.

- The Company's liquidity has not changed significantly compared with the prior year. The current ratio was 1.1, and the quick ratio was 0.7.

IV. Discussion of financial statement components

BALANCE SHEET as at 31 December 2004

	Note	31.12.2004 PLN '000	31.12.03 restated PLN '000	Change PLN '000	Change %	31.12.2004 Structure (%)	31.12.2003 restated Structure (%)
ASSETS							
Non-current assets							
Intangible assets	1	61,004	23,896	37,108	155.3	0.7	0.3
Tangible fixed assets	2	3,372,645	3,125,547	247,098	7.9	37.7	38.0
Long-term receivables		1,815	1,904	(89)	(4.7)	-	-
Long-term investments	3	2,809,706	2,637,179	172,527	6.5	31.4	32.1
Long-term prepayments and deferred costs	13	306,355	303,724	2,631	0.9	3.4	3.7
		6,551,525	**6,092,250**	**459,275**	**7.5**	**73.2**	**74.2**
Current assets							
Inventories	4	906,896	776,931	129,965	16.7	10.1	9.5
Short-term receivables	5	641,643	585,427	56,216	9.6	7.2	7.1
Short-term investments	6	842,100	753,012	89,088	11.8	9.4	9.2
Short-term prepayments and deferred costs		6,272	5,347	925	17.3	0.1	0.1
		2,396,911	**2,120,717**	**276,194**	**13.0**	**26.8**	**25.9**
Total assets		**8,948,436**	**8,212,967**	**735,469**	**9.0**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

BALANCE SHEET as at 31 December 2004 (cont.)

	Note	31.12.2004 PLN '000	31.12.2003 restated PLN '000	Change PLN '000	Change %	31.12.2004 Structure (%)	31.12.2003 restated Structure (%)
EQUITY AND LIABILITIES							
Equity	**7**						
Share capital	**8**	2,000,000	2,000,000	-	-	22.4	24.4
Supplementary capital		1,629,743	1,194,236	435,507	36.5	18.2	14.5
Revaluation reserve		874,710	436,164	438,546	100.5	9.8	5.3
Retained earnings (Accumulated losses)		(564,818)	(682,762)	117,944	(17.3)	(6.3)	(8.3)
Net profit (loss) for the year	**9**	1,397,169	529,587	867,582	163.8	15.6	6.5
		5,336,804	**3,477,225**	**1,859,579**	**53.5**	**59.7**	**42.3**
Liabilities and provisions for liabilities							
Provisions for liabilities	**10**	1,460,034	1,366,117	93,917	6.9	16.3	16.6
Long-term liabilities	**11**	39,050	1,420,447	(1,381,397)	(97.3)	0.4	17.3
Short-term liabilities	**12**	1,945,207	1,799,377	145,830	8.1	21.7	21.9
Accruals	**13**	167,341	149,801	17,540	11.7	1.9	1.8
		3,611,632	**4,735,742**	**(1,124,110)**	**(23.7)**	**40**	**58**
Total equity and liabilities		**8,948,436**	**8,212,967**	**735,469**	**9.0**	**100**	**100**

IV. Discussion of financial statement components (cont.)

INCOME STATEMENT
as at and for the year ended 31 December 2004

	Note	2004 PLN '000	2003 restated PLN '000	Change PLN '000	Change %	2004 Structure (%)	2003 restated Structure (%)
Net sales of finished goods, goods for resale and materials	14	6,158,032	4,740,424	1,417,608	29.9	100.0	100.0
Cost of sales of finished goods, goods for resale and materials	14	(4,195,617)	(3,805,245)	(390,372)	10.3	(68.1)	(80.3)
Gross profit on sales		**1,962,415**	**935,179**	**1,027,236**	**109.8**	**31.9**	**19.7**
Selling costs	14	(73,292)	(80,084)	6,792	(8.5)	(1.2)	(1.7)
Administrative expenses	14	(443,978)	(423,726)	(20,252)	4.8	(7.2)	(8.9)
Profit on sales		**1,445,145**	**431,369**	**1,013,776**	**235.0**	**23.5**	**9.1**
Other operating income		77,044	59,298	17,746	29.9	1.3	1.2
Other operating expenses		(152,122)	(133,254)	(18,868)	14.2	(2.5)	(2.8)
Operating profit		**1,370,067**	**357,413**	**1,012,654**	**283.3**	**22.3**	**7.5**
Financial income	15	692,161	673,884	18,277	2.7	11.2	14.2
Financial costs	15	(616,325)	(508,547)	(107,778)	21.2	(10.0)	(10.7)
Profit on ordinary activities before tax		**1,445,903**	**522,750**	**923,153**	**176.6**	**23.5**	**11.0**
Net extraordinary gains/(losses)		-	16	(16)	(100.0)	-	-
Profit before tax		**1,445,903**	**522,766**	**923,137**	**176.6**	**23.5**	**11.0**
Income tax		(295,552)	(160,952)	(134,600)	83.6	(4.8)	(3.4)
Other mandatory profit reductions		-	3	(3)	(100.0)	-	-
Share in net profits (losses) of subordinated entities measured using the equity method	15	246,818	167,770	79,048	47.1	4.0	3.5
Net profit for the year		**1,397,169**	**529,587**	**867,582**	**163.8**	**22.7**	**11.1**

IV. Discussion of financial statement components (cont.)

Presentation of the Company's financial position, results and profitability

The following ratios characterise the Company's business, results of operations and profitability during the audited year, as well as its financial position as at the balance sheet date compared with the prior year:

	2004	2003 restated
Asset ratios		
- receivables turnover	21 days	24 days
- inventory turnover	72 days	77 days
Profitability ratios		
- net profitability of sales	23%	11%
- gross margin	23%	9%
- return on equity	32%	14%
Liability ratios		
- gearing	40%	58%
- payables turnover	28 days	25 days

	31 December 2004	31 December 2003 restated
Liquidity ratios		
- current ratio	1.1	1.1
- quick ratio	0.7	0.7
Other ratios		
- effective tax rate	20.4%	30.8%
- earnings per share (in PLN)	6.99	2.65
- price / earnings	4.5	9.9
- return on assets (ROA)	15.6	6.5

IV. Discussion of financial statement components (cont.)

The balance sheet as at 31 December 2004

1. Intangible assets

As at the end of 2004, the value of intangible assets increased by 155.3% compared with the prior year and amounted to PLN 61,004 thousand. The increase was mainly due to concluding a financial lease contract for the geological documentation of the "Głogów Głęboki Przemysłowy" deposit (gross value – PLN 32,347 thousand) and obtaining a licence for the exploitation thereof.

2. Tangible fixed assets

In the audited year, the net book value of tangible fixed assets increased by PLN 247,098 thousand (7.9%). The most significant tangible fixed assets included: buildings, structures and engineering objects (PLN 1,512,371 thousand), plant and machinery (PLN 1,258,452 thousand) as well as assets under construction (PLN 548,384 thousand).

In the audited year, the Company continued investments in the construction of mine shafts at the Zakłady Górnicze "Rudna" mine and commenced works related to the construction of new shafts at the Zakłady Górnicze Polkowice-Sieroszowice mine. These activities had a significant impact on the increase in the value of assets under construction. During the audited year, the Company continued the programme for the replacement of machinery and modernisation at its branches.

3. Long-term investments

As at the end of the audited year, the value of long-term investments amounted to PLN 2,809,706 thousand. The value of long-term investments comprised shares in subordinated entities measured using the equity method (PLN 2,068,696 thousand), bonds issued by Telefonia DIALOG S.A. (PLN 679,800 thousand), shares in AIG Emerging Europe Infrastructure Fund (PLN 37,274 thousand) and other investments (PLN 23,936 thousand).

In 2004, the Company increased the share capital of Telefonia DIALOG S.A. by PLN 630,000 thousand. The proceeds of this share issue were used for the partial early repayment of bonds issued by Telefonia DIALOG S.A. At the same time, the Company forgave PLN 70,000 thousand representing a part of the total amount owed to it by Telefonia Dialog S.A.

4. Inventories

We have observed the inventory count of work in progress held by the Company on 31 December 2004. Any discrepancies between the accounting records and the actual balances have been properly adjusted in the accounting records.

IV. Discussion of financial statement components (cont.)

5. Short-term receivables

As at 31 December 2004, short-term receivables comprise trade receivables of PLN 413,604 thousand, taxation, subsidies, customs duty and social and health insurance receivables of PLN 190,307 thousand and other receivables of PLN 37,732 thousand. The increase in short-term receivables of PLN 56,216 thousand (9.6%) compared with the prior year mainly results from the increased volume and value of sales in the audited year.

6. Short-term investments

The value of short-term investments increased by PLN 89,088 thousand (11.8%) compared with the prior year. As at the end of 2004, short-term investments comprised financial instruments stated at their fair value of PLN 512,324 thousand, cash equivalents (mainly bank deposits) of PLN 317,789 thousand, loans granted of PLN 9,190 thousand and cash in hand and at bank of PLN 2,797 thousand.

IV. Discussion of financial statement components (cont.)

7. Equity

	31 December 2003	Changes in accounting policies	31 December 2003 restated	Appropriation of profit /loss	Designation and settlement of hedging instruments	Sale and diminution in value of revalued fixed assets	Net profit for 2004	Other	31 December 2004
	PLN '000	**PLN '000**	**PLN '000**	**PLN '000**	**PLN '000**	**PLN '000**	**PLN '000**	**PLN '000**	**PLN '000**
Share capital	**2,000,000**	-	**2,000,000**	-	-	-	-	-	**2,000,000**
Supplementary capital	**1,194,236**	-	**1,194,236**	411,557	-	23,950	-	-	**1,629,743**
Revaluation reserve	**400,709**	35,455	**436,164**	-	463,641	(25,095)	-	-	**874,710**
Retained earnings / Accumulated losses	**-**	(682,762)	**(682,762)**	118,030	-	-	-	(86)	**(564,818)**
Net profit for the year	**411,557**	118,030	**529,587**	(529,587)	-	-	1,397,169	-	**1,397,169**
Total	**4,006,502**	(529,277)	**3,477,225**	-	463,641	(1,145)	1,397,169	(86)	**5,336,804**

The Company has changed its accounting policies and ensured the comparability of data in respect of 2003. As a result of the restatement of the comparative amounts for 2003, the net profit for that year increased by PLN 118,030 thousand and accumulated losses of PLN 682,762 thousand arose as at 31 December 2003. At the same time, the value of the hedging instruments revaluation reserve changed by PLN 35,455 thousand.

A detailed description of the adjustments has been provided in item 7 of the Introduction to the annual financial statements, and in Notes 17 and 18 thereto.

IV. Discussion of financial statement components (cont.)

8. Share capital – ownership structure

As at 31 December 2004, the Company's shareholders were:

Shareholder	Number of shares held	Par value of shares held	Type of shares held	% of voting rights
State Treasury	88,567,589	885,675,890	ordinary	44.28
Deutsche Bank Trust Company Americas	10,076,024	100,760,240	ordinary	5.04
Other shareholders	101,356,387	1,013,563,870	ordinary	50.68
	200,000,000	**2,000,000,000**		**100**

9. Net profit for the year

The net profit for the audited year amounted to PLN 1,397,169 thousand. As disclosed in the Note 37a to the financial statements, the Management Board will propose to the General Shareholders' Meeting that dividends be paid out in the amount of PLN 100,000 thousand and the remaining amount of profit be transferred to supplementary capital.

In accordance with the resolution of the General Shareholders' Meeting of 16 April 2004, the net profit for the prior year of PLN 411,557 thousand was transferred to the Company's supplementary capital.

IV. Discussion of financial statement components (cont.)

10. Provisions for liabilities

The provisions for liabilities as at the end of 2004 increased by 6.9% compared with the prior year and amounted to PLN 1,460,034 thousand. The provisions have been created mainly in respect of accrued employee benefits (PLN 710,992 thousand), the cost of liquidation of mines (PLN 415,994 thousand) and deferred income tax (PLN 242,236 thousand).

11. Long-term liabilities

During the audited year, the Company changed the structure of the financing of its operations. As at the end of 2004, the value of long-term liabilities amounted to PLN 39,050 thousand and had decreased by 97.3% (PLN 1,381,397 thousand) compared with the prior year. The decrease in long-term liabilities was due to the earlier repayment of syndicated loans drawn by the Company. The repayment was financed mainly with cash generated from the core operating activities.

12. Short-term liabilities

As at the end of 2004, the value of short-term liabilities remained at a similar level compared with the prior year and amounted to PLN 1,945,207 thousand. Short-term liabilities included mainly trade payables (PLN 456,081 thousand), financial instruments (PLN 593,583 thousand), taxation and social insurance (PLN 429,807 thousand), loans and borrowings (PLN 229,667 thousand), salaries and wages (PLN 84,262 thousand), the Company's social benefits fund (PLN 46,257 thousand), the mining facilities liquidation fund – PLN 18,882 thousand and other liabilities (PLN 86,668 thousand).

13. Prepayments, accruals and deferred income

As at 31 December 2004, long-term prepayments amounted to PLN 306,355 thousand and comprised mainly deferred tax assets of PLN 304,811 thousand.

In the audited year, accruals and deferred income increased by PLN 17,540 thousand compared with the prior year. Accruals comprised the following main items: salaries and wages of PLN 114,701 thousand and unused holidays of PLN 14,956 thousand. Deferred income comprised supplies of PLN 18,785 thousand which were not recognised as revenue of the audited year.

IV. Discussion of financial statement components (cont.)

The income statement for the year ended 31 December 2004

14. Sales and operating expenses

As at the end of the audited year, profit on sales amounted to PLN 1,445,145 thousand and increased by PLN 1,013,776 thousand (235.0%) compared with the prior year. Sales (taking into account the effect of hedging transactions) increased by PLN 1,417,608 thousand (29.9%), whereas operating expenses changed by PLN 403,832 thousand (9.4%) compared with 2003. The profitability of the Company's core operations improved mainly due to the favourable prices of metals on world markets. In 2004, the amount of sales revenue was also affected by a decrease in the average annual exchange rate of PLN to USD by around 6% and the settlement of commodity hedging instruments.

The most significant costs by type were: materials and energy used of PLN 1,822,045 thousand (38.1%), salaries and wages and employee benefits of PLN 1,540,947 thousand (32.3%) as well as external services of PLN 827,806 thousand (17.3%).

The value of materials and energy used increased by PLN 393,882 thousand (27.6%) compared with the prior year. The increase was due to the higher share of scrap metals and third-party concentrates in the production of copper compared with 2003. The increase in the use of materials and energy was also affected by an increase in prices of fuels and spare parts for the machines and equipment used by the Company.

Salaries and wages, social insurance and employee benefits increased by PLN 94,557 thousand (6.5%) compared with the prior year. The change was mainly due to an increase in basic wage rates and the implementation of an Employee Pension Plan.

The level of external services increased by PLN 54,453 thousand (7.0%) compared with the prior year. The increase was mainly related to the increased involvement of external entities in preparatory and repair works at the Company's branches.

15. Financial income and costs, and share in profits/(losses) of subordinated entities measured using the equity method

As at the end of 2004, net financial income amounted to PLN 75,836 thousand and decreased by PLN 89,501 thousand (54.1%) compared with the prior year. The change in the net financial income was mainly due to the valuation of financial instruments of – PLN 87,380 thousand (PLN 406 thousand in 2003), the forgiveness of Telefonia DIALOG S.A. bonds of – PLN 70,000 thousand and net foreign exchange losses of – PLN 31,238 thousand (net foreign exchange gains of PLN 9,398 thousand in 2003). Interest expense decreased by PLN 49,183 thousand compared with the prior year.

The share in net profits/(losses) of the entities measured using the equity method increased by PLN 79,048 thousand (47.1%) and amounted to PLN 246,818 thousand compared with the prior year. The increase in income on investments was mainly related to the improved operating results of Telefonia DIALOG S.A. and Polkomtel S.A.

V. The registered auditor's statement

(a) The Company's Management Board provided the information, explanations, and representations required by us in the course of the audit and provided us with a letter of representation confirming the completeness of the information in the accounting records and the disclosure of all the contingent liabilities and post-balance-sheet events which occurred up to the date on which that letter was signed.

(b) The scope of the audit was not limited.

(c) The Company has up-to-date documentation of its accounting policies, approved by the Management Board. The Company's accounting policies were tailored to its needs and ensured the identification of all the events material to assess its financial position and results, taking into consideration the prudence principle. Changes in accounting policies were correctly disclosed in the notes and explanations to the financial statements.

(d) The closing balances as at the end of the prior year were correctly brought forward as the opening balances of the current financial year in all material respects.

(e) We have verified the operations of the accounting system. Our assessment covered in particular:
- the accuracy of the documentation relating to business transactions;
- the fairness, accuracy and verifiability of the accounting records, including computerized accounting records;
- the methods used for controlling access to data and computerized data processing systems;
- the safeguarding of accounting documentation, accounting records and the financial statements.

The above assessment, combined with our verification of individual items of the financial statements, provides a basis for expressing a general, comprehensive and unqualified opinion on the truth and fairness of these financial statements. The audit was not intended to provide a comprehensive opinion on the operations of the said system.

(f) The notes to the financial statements, which include the introduction and additional notes and explanations, present all the significant information specified in the Decree of the Council of Ministers of 11 August 2004 on detailed conditions to be met by a prospectus and an abridged prospectus in a complete and accurate manner.

V. The registered auditor's statement (cont.)

(g) The Directors' Report includes all the information required by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information to be provided by issuers of securities. The financial information presented therein is consistent with that presented in the financial statements.

(h) Counts of assets and liabilities were carried out and reconciled in accordance with the Accounting Act, and the results were included in the books of account for the audited year.

(i) The financial statements for the previous year were audited by Deloitte & Touche Audit Services Sp. z o.o. The registered auditor issued an opinion with an explanatory paragraph.

(j) The Company's financial statements as at and for the year ended 31 December 2003 were approved by resolution No. 3 of the General Shareholders' Meeting dated 16 April 2004, filed with National Court Register in Wrocław on 5 July 2004, and published in *Monitor Polski B* No. 305, item 2203, on 2 February 2005.

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, March 2005

KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82-4639

Dear Shareholders!

It is with enormous pride and respect for the commitment and efforts of all of the employees of KGHM Polska Miedź S.A. that I can assure you that 2004 was another record year for the Company.

Our record production of 550 thousand tonnes of electrolytic copper bore fruit in the highest profit in the history of KGHM – PLN 1 billion 397 million. The increase in production and the high copper and silver prices, as well as holding the unit production cost to the planned level, had significant impact on such an impressive result. However, the increase in global metals prices was balanced to a significant degree by the weakening of the USD exchange rate in the second half of the year as well as the level and scope of hedging transactions. This record profit is due to the intelligent, rational and responsible work of the management staff and of the entire crew of KGHM.

This was certainly appreciated by investors. The share price of KGHM likewise achieved a record level, reaching PLN 39 in October 2004.

We hope to maintain this level of trust by pursuing a strategy of continuously increasing the value of the Company.

Taking advantage of this advantageous situation, we have initiated investment programs aimed at, on the one hand, accessing further ore deposits and extending the production potential of KGHM Polska Miedź S.A. to mid-century, and on the other hand at reducing the unit production cost.

In April of 2004 we selected the site for the new SW-4 shaft, and have received all of the required permits to begin mining of the „Głogów Głęboki Przemysłowy", or Deep Industrial Głogów, deposit. Exploratory drilling and design work is taking place, with construction of the shaft to begin in mid-year.

We are seriously endeavoring to expand our resource base, as well as searching for opportunities to mine copper-bearing deposits beyond Poland. The goal of these activities is not only to ensure full utilisation of the production capacity of our smelters in the future, but also to acquire significant amounts of concentrate of a decidedly lower production cost than is the case in KGHM.

We have begun to carry out a project to modernise our power plants in order to ensure that a large proportion of our electrical energy needs will be covered in the near future by our own sources of energy. In the Ore Enrichment Plants work is continuing on the construction of an installation for the chemical enrichment of concentrate through the action of waste acid. We are intending to replace the railway transport of copper concentrate by the much cheaper means of hydrytransport. We are continuing to replace the underground machines park.

Intensive work is being carried out on a Human Resources Management System, while the project for reforming the financial and accounting departments has entered a decisive phase with the building of an Accounting Services Center.

The scope and cost of carrying out such projects will also have a temporary impact on the increase in the unit production cost, although this should be neither a surprise nor a cause for concern. We must prepare now for any downturn in the market in order to remain a competitive company that generates profit even under decidedly lower global copper prices. This we are able to do.

Thank you once again for the indispensable trust you have placed in us. I assure you that you will not be disappointed.

President of the Management Board

Wiktor Błądek

Lubin, 14 March 2005

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS OF THE COMPANY FOR 2004

Lubin, March 2005

TABLE OF CONTENTS

INTRODUCTION TO THE ANNUAL FINANCIAL STATEMENTS

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302.
The basic business of the Company comprises:

- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecomunication and computer -related activities

The shares of KGHM Polska Miedź S.A. are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company cover:

- the current period from 1 January to 31 December 2004, and
- the comparable data for the period from 1 January to 31 December 2003.

3.1 COMPOSITION OF BODIES OF THE COMPANY

<u>The Supervisory Board</u>
During the period from 1 January 2004 to 16 April 2004 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Jerzy Kisilowski	
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek
During the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 16 April 2004 the following persons were recalled from the Supervisory Board: Bohdan Kaczmarek and Jerzy Kisilowski, while the following persons were appointed in their place: Tadeusz Janusz and Jan Stachowicz.

At a meeting of the Supervisory Board on 7 June 2004 Mr Janusz Maciejewicz was selected as Chairman of the Supervisory Board, while Mr Jerzy Markowski was selected as Deputy Chairman of the Supervisory Board.
During the Extraordinary General Shareholders Meeting on 1 July 2004, a member of the Supervisory Board, Mr Jan Stachowicz, submitted his resignation from the Board. Ms Elżbieta Niebisz was appointed in his place.
Following these changes the Supervisory Board was composed of the following persons through 31 December 2004:

Janusz Maciejewicz	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Elżbieta Niebisz	
Tadeusz Janusz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

The Management Board

During the period from 1 January 2004 to 29 March 2004 the Management Board of the Company was comprised of the following persons:

Stanisław Speczik	President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
Tadeusz Szeląg	Vice President of the Management Board for Production
Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance-Economics

At a meeting of the Supervisory Board on 29 March 2004 the following persons were recalled from the Management Board: Stanisław Speczik, Grzegorz Kubacki and Tadeusz Szeląg.
At this same meeting of the Supervisory Board Mr Wiktor Błądek was appointed as President of the Management Board, while Mr Jarosław Andrzej Szczepek was appointed as First Vice President of the Management Board. In addition the following persons were appointed to the Management Board: Andrzej Kowalczyk, Andrzej Krug and Marek Szczerbiak. Following these changes the Management Board was comprised of the following persons:

Wiktor Błądek	President of the Management Board
Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
Andrzej Kowalczyk	Vice President of the Management Board for Equity Investments
Andrzej Krug	Vice President of the Management Board for Employee Affairs
Marek Szczerbiak	Vice President of the Management Board for Production

During a meeting of the Supervisory Board on 16 November 2004 Mr Andrzej Kowalczyk was recalled from the Management Board. At a meeting of the Supervisory Board on 22 November 2004 Mr Robert Nowak was appointed to the Management Board. Following these changes through 31 December 2004 the Management Board was comprised of the following persons:

Wiktor Błądek	President of the Management Board
Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
Andrzej Krug	Vice President of the Management Board for Employee Affairs
Robert Nowak	Vice President of the Management Board for for Trade, Marketing and Hedging
Marek Szczerbiak	Vice President of the Management Board for Production

4. COMBINED DATA OF THE FINANCIAL STATEMENTS.

The financial statements of the Company for the given period and comparable prior period were prepared as combined statements of the Company's divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.
KGHM Polska Miedź S.A. as a parent entity prepares and publishes consolidated financial statements.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

To ensure comparability, data for 2003 were restated with respect to:
- changes in the exchange rate for valuation of assets and liabilities denominated in foreign currencies,
- the accounting for shares in subordinated entities by the equity method,
- recognition of embedded derivative instruments in contracts denominated in foreign currencies which are typical for a given type of transaction,
- the methodology for estimating and presenting provisions for the closure of mines and other technological objects, in adaptation to the updated version of IAS 37 and IFRIC 1, and
- the methodology of accounting for financial assets, whose transfer (based on a factoring contract) does not qualify these assets to be excluded from the accounts.

A description of these differences in relation to previously-published statements is presented in additional explanatory note nr 16.

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior periods.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

9.1. Intangible assets

Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- goodwill,

and also, included in non-current assets, the above rights used under a lease, rental or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower fair value of acquired net assets, for goodwill.

The initial value of intangible assets is decreased by accumulated depreciation and write-offs due to permanent diminution in value.

Depreciation of intangible assets is based on the straight line method, adapted to the expected useful life, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of research and development projects,
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

9.2 Tangible fixed assets

Tangible fixed assets include:

- fixed assets
  - property, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
  - machines, equipment, vehicles, etc.,
  - improvements to external fixed assets (at the level of costs incurred),
  - livestock, and
- fixed assets under construction and advances on fixed assets under construction.

In addition, fixed assets include cost of future mine closure and other technological objects. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.

Non-current assets also include external fixed assets used under a lease, rental or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The Company recognises as off-balance sheet the following items:

- State Treasury land received for perpetual usufruct, valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on art. 4 section 4 of the Accounting Act.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.

Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.

Initial value and previously depreciation of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve.

The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net selling price or to otherwise-evaluated fair value.

The Company applies balance sheet depreciation write-offs based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:

- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation is based on the following principles:

1. full depreciation of fixed assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by allocating on a systematic basis over its useful life in equal monthly increments proportionally to passage of time, based on the depreciation plan.

In the current financial period the Company used non-depreciable external fixed assets based on lease agreements.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.

The value of fixed assets under construction is decreased by permanent diminution of value to the net selling price or to otherwise-estimated fair value.

9.3. Long term investments

The Company recognises as long term investments assets acquired to obtain an economic benefits arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- investment properties and intangible assets not used by the Company, and
- other long term investments.

Beginning from 1 January 2004 investments which are recognised as non-current assets are measured as follows:
- shares in subordinated entities - by the equity method,
- long term financial assets which have an active market - by market value,
- loans granted, excepting those held for trading - by their amortised purchase price estimated based on the effective interest rate,
- other long term assets, including investment properties and intangible assets - by their purchase price.

Long term investments denominated in foreign currencies are measured based on the average exchange rate set for a given currency by the National Bank of Poland (NBP).

9.4. Inventory

Inventory is comprised of:
- materials ,
- semi-finished products and work in progress,
- finished goods,
- goods for resale, and
- advances on deliveries.

Inventories are valued in accordance with the following principles:
- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – at the weighted average costs for the given item,
- materials and goods for resale in stock – at the weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net selling price.

9.5. Long term contracts

The Company applies a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract. At the balance sheet date there were no long term contracts meeting valuation requirements covered by art. 34 a.

9.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable economic benefits to the Company.
From the point of view of maturity, these debtors are recognised as either long term or short term assets.
The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount due, following the prudence principle. Interest for delay in payments of debtors are calculated based on contractual agreement.
Beginning on 1 January 2004 debtors denominated in foreign currencies as at the date of the operation and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.
The Company creates provisions for doubtful debt.

9.7. Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:
1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are measured at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.
At the balance sheet date short term investments are measured at the lower of purchase cost and market value. When the financial asset is not quoted on an active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).
Investments denominated in foreign currencies as at their acquisition date and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.

9.7.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.
Embedded derivative financial instruments are excluded from any agreement containing such a derivative and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument,
- It is possible to establish a trustworthy fair value for embedded instruments.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are presented in short term liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations quotations given by brokers were used.

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments, depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments, depending on the character of the item being hedged, are recognised as commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the income statement, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or of changes in cash flow arising from a hedging instrument and a given hedged item.

a) Fair value hedges

A fair value hedge:
- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value of hedging instruments are recognised as financial costs or income in the income statement, in the period in which they arose.
Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the income statement.

b) Cash flow hedges

Cash flow hedges:
- hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a higly probable forecasted transaction, and that
- affects reported net profit or loss.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement. Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given hedged item affects the income statement

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time, the item is recognised, all associated gains and losses are reflected in the purchase cost or other carrying amount of the asset or liability.
The Company, as respects accounting for hedging transactions, applies future cash flow hedges. The designated hedges relate to future forecast transactions as assumed in the Company Sales Plan for a given year. These plans are prepared based on the production capabilities of the Company for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as the Company, from a historical point of view, has always realised its sales at those levels assumed in individual Sales Plans.
In addition, the Company has a long list of steady, reliable and long term clients, diversified as respects geography. Therefore, the probability that a majority of these clients would cease to work with the Company is rather small. Should such a scenario occur, i.e. the termination of contracts by the clients of KGHM Polska Miedź S.A. and the inability to find alternative clients, then the Company has the possibility of realising its assumed sales through the delivery of its products to the commodity markets. Both the copper and silver sold by KGHM are highly standardised products, and therefore the number of potential clients globally is very high, in addition to which the products of KGHM are of a high quality, which is attested to by the certificates they have been granted.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective (the hedged position no longer meets the definition of future valid commitment, or the possibility exist that the forecasted transaction will not take place), then the profit or loss shown in equity is immediately transferred to the income statement.

9.7.2. Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management within the Company

According to Risk Management Policy, the Company, avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.
The accounting policy applied should reflect such hedges in the financial statements of the Company.
The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.
By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.
This hedging relationship is of a future cash flow hedging nature.
Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.
Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

9.8 Prepayments

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on bank and other loans.

Prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

9.9. Equity

Equity consist of:
- share capital stated at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- revaluation reserve – capital from revaluation of fixed assets and from revaluation of hedging instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

9. 10. Liabilities

The Company recognises as liabilities the obligation, arising from past events, to provide benefits of clearly defined value which lead to the use of current or future assets of the Company.
The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, leasing, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are measured at their nominal value on the date they arise.
At the balance sheet date they are measured at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.
Liabilities denominated in foreign currencies as at their date of arising and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.

9.10.1 Contingent liabilities – off-balance sheet.

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.

The following are recognised as contingent (off-balance sheet) liabilities among others:
- guarantees, securities and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

9.10.2 Provisions

The Company creates provisions when it has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.
Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the taxable temporary differences between the carrying amount of assets and equity and liabilities, and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- costs of future mine closure and other technological objects, following mining excavation,
- the effects of legal and administrative proceedings,

- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The deferred income tax provision is set at the amount of taxation due for payment in the future, and reflects in most instances, the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The clasification of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs is set in accordance with the principles of IAS 16, IAS 37 and IFRIC 1.

9.10.3 Accruals

The Company recognises as accruals, recognised in the balance sheet under equity and liabilities, probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties and employees, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on on-going activities, whose value may be reliably estimated.

Accruals include:
- wages together with charges paid once a year,
- accounted for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

9.10.4 Deferred income

Deferred income includes:

- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets acquired.

9.11 Revenues, costs, financial result

9.11.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in equity in a manner other than the granting of funds by its owners. Revenues from sales are adjusted by the result from the settlement of commodity hedging instruments.

The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:

- gain on the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,

- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and compensation received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- gain on the disposal of investments, including from the settlement of currency hedging instruments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary gains, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

9.11.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.

The Company also recognises the following as costs:

1. other operating costs, i.e. costs indirectly connected with operating activities:

- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as equity,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilsed production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs

- interest on financial and other liabilities, including delay in payments,
- losses from the disposal of investments, including from the settlement of currency hedging instruments,
- write-offs revaluing investments, due to permanent diminution in value,
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities,
- the so –called "unwinding of the discount" effect arising from an increase in the value of provisions for future mine closure costs resulting from the passage of time,and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities.

Data of the comparable financial periods were restated to the principles prevailing in the current period.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.0790	4.7170
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	4.5182	4.4474
3.	highest rate in the period Tab.nr 49/A/NBP/2004, Tab. nr 253/A/NBP/2003	4.9149	4.7170
4.	lowest rate in the period Tab.nr 253/A/NBP/2004, Tab.nr 2/A/NBP/2003	4.0518	3.9773

11. BASIC ITEMS OF THE BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT IN EUR.

as on the last day in 000' EUR

1. Basic balance sheet items

		current period	comparable period
	Assets in total	2 193 782	1 741 142
I	Non-current assets	1 606 160	1 291 552
II	Current assets	587 622	449 590
	Equity and liabilities in total	2 193 782	1 741 142
I	Equity	1 308 361	737 169
II	Liabilities and provisions for liabilities	885 421	1 003 973

The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, i.e. 4.0790 PLN/EUR.
The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, i.e. 4.7170 PLN/EUR.

2. Basic income statement items — in 000' EUR

		current period	comparable period
I	Revenues from the sale of products, goods for resale and materials	1 362 939	1 065 887
II	Cost of sale of products, goods for resale and materials	928 604	855 611
III	Gross profit (loss) from sales	434 335	210 276
IV	Profit (loss) from sales	319 850	96 994
V	Operating profit (loss)	303 233	80 364
VI	Profit (loss) before extraordinary items and taxation	320 017	117 541
VII	Extraordinary items	-	3
VIII	Profit (loss) before taxation	320 017	117 544
IX	Net profit (loss)	309 231	119 078

For calculating the income statement for the current period the average PLN/EUR exchange rate was applied calculated as the mathematical average of the rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 4.5182 PLN/EUR.
For calculating the income statement for the comparable period the average PLN/EUR exchange rate was applied calculated as the mathematical average of rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 4.4474 PLN/EUR.

3. Basic cash flows items — in 000' EUR

		current period	comparable period
A	Net cash flow from operations	381 452	185 162
B	Net cash flow from investing activities	(87 790)	(52 357)
C	Net cash flow from financing activities	(283 347)	(97 567)
D	Total net cash flow (A+/-B+/-C)	10 314	35 237
E	Change in balance of cash and cash equivalents	10 222	35 061
F	Cash and cash equivalents – beginning of the period	58 393	29 532
G	Cash and cash equivalents – end of the period	78 952	58 393

For calculating the cash flow statement for the current period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.5182 PLN/EUR
- data in F – as set by the NBP as at 31 December 2003, i.e. 4.7170 PLN/EUR
- data in G – as set by the NBP as at 31 December 2004, i.e. 4.0790 PLN/EUR.

For calculating the data of the cash flow statement for the comparable period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.4474 PLN/EUR
- data in F – as set by the NBP as at 31 December 2002, i.e. 4.0202 PLN/EUR
- data in G – as set by the NBP as at 31 December 2003, i.e. 4.7170 PLN/EUR.

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards (IAS/IFRS) approved by the European Commision based on its Decrees.
The Company has examined those areas in which potential differences could occur and has made a preliminary calculation of adjustments impacting the amount of equity (net assets) and the net financial result between the financial statements prepared in accordance with Polish accounting standards and the financial statements which would have been prepared under IFRS. In order to identify these differences, the Management Board of the Company used its best judgment with regard to the anticipated standards and interpretations, facts and circumstances, and accounting principles consisted with IAS, including in accordance with IFRS 1, "First-time adoption of International Financial Reporting Standards".

Differences between the accounting principles applied by the Company and those of IAS/IFRS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in later financial statements, and also the basis for depreciation. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

12.2 Specialised spare parts

In the financial statements of the Company spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.3 Interest included in the carrying amount of fixed assets

In accordance with the Accounting Act, the Company capitalised the cost of servicing liabilities drawn for the purpose of financing the purchase or manufacture of fixed assets (decreased by the income in this respect) until such time as the said fixed assets are brought into use. In accordance with IAS 23, "Borrowing costs", such interest is recognised in the income statement for the period in which it was incurred.

12.4 Separate depreciation of items of fixed assets

IAS 16, "Property, plant and equipment", requires the separate depreciation of items of fixed assets whose useful lifetimes are different, although the Accounting Act has no such requirement, and therefore, for the purposes of preparing financial statements according to Polish accounting principles, the Company applied a single depreciation rate for every fixed asset as a whole.

12.5 Capitalisation of costs of major inspections

According to IAS 16 "Property, plant and equipment" if a condition of continuing to use an item of tangible fixed assets is the performance of regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the item of fixed assets, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement, and therefore the Company, for the purposes of preparing financial statements according to Polish accounting principles, recognised this type of cost in the income statement at the moment it was incurred.

12.6 Adjustment of manufactured cost of goods held in inventories

Adjustments affecting the value of fixed assets, as well as amounts depreciated from 1 January 2004 in production-related divisions of KGHM Polska Miedź S.A., will lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories.

12.7 Financial instruments

In accordance with IFRS 1, "First-time adoption of International Financial Reporting Standards", as regards permissible exemptions from the requirement to fully apply IFRS retrospectively, the Company chose not to restate comparative data (i.e. data for the year 2004) with respect to financial instruments.

12.8 Valuation of subsidiaries and associates

In accordance with the Accounting Law, KGHM Polska Miedź S.A. accounts for its shares in subsidiaries and associates using the equity method. According to IFRS the use of this method for separate financial statements is not permitted. Shares in subsidiaries should be accounted for at their purchase price or pursuant to IAS 39, "Financial instruments: recognition and measurement", depending on the circumstances.

12.9 Deferred income tax

The amount of deferred income tax will be appropriately determined from the differences described in the above points, in accordance with IAS 12, "Income taxes."

12.10 Scope of disclosures

The presentation of data in the financial statement prepared under IFRS, and the scope of information disclosed in the additional explanatory notes, would be different than such presentation and disclosure carried out under the Polish Accounting Law.

13. INFORMATION ON RULES FORMING THE BASIS FOR THE PREPARATION OF SEPARATE AND CONSOLIDATED FINANCIAL STATEMENTS OF THE PARENT ENTITY AND OF THE KGHM POLSKA MIEDŹ S.A. GROUP BEGINNING FROM 2005.

Beginning from 2005 the consolidated financial statements of the KGHM Polska Miedź S.A. Group will be prepared based on International Financial Reporting Standards as approved by the European Commission.

The separate financial statements of the parent entity will continue to be prepared based on the Accounting Law. Confirmation and distribution of the financial result will be based on Polish accounting standards.

BALANCE SHEET	Note	in '000 PLN	
		2004	2003
ASSETS			
I. Non-current assets		6 551 525	6 092 250
1. Intangible assets, of which:	1	61 004	23 896
- goodwill			
2. Tangible fixed assets	2	3 372 645	3 125 547
3. Long term debtors	3, 8	1 815	1 904
3.1. From related entities		0	64
3.2. From other entities		1 815	1 840
4. Long term investments	4	2 809 706	2 637 179
4.1. Investment property			
4.2. Intangible assets			
4.3. Long term financial assets		2 809 706	2 637 179
a) in related entities, of which:		2 749 094	2 566 450
- shares in subordinated entities accounted for using the equity method		2 068 696	1 186 650
b) in other entities		60 612	70 729
4.4. Other long term investments			
5. Long term prepayments	5	306 355	303 724
5.1. Deferred income tax asset		304 811	302 477
5.2. Other prepayments		1 544	1 247
II. Current assets		2 396 911	2 120 717
1. Inventories	6	906 896	776 931
2. Short term debtors	7, 8	641 643	585 427
2.1. From related entities		44 461	50 199
2.2. From other entities		597 182	535 228
3. Short term investments		842 100	753 012
3.1 Short term financial assets	9	842 100	753 012
a) in related entities		9 000	3 515
b) in other entities		512 514	475 097
c) cash and cash equivalents		320 586	274 400
3.2. Other short term investments			
4. Short term prepayments	10	6 272	5 347
Total assets		8 948 436	8 212 967
EQUITY AND LIABILITIES			
I. Equity		5 336 804	3 477 225
1. Share capital	12	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Treasury shares (negative value)	13		
4. Reserve capital	14	1 629 743	1 194 236
5. Revaluation reserve	15	874 710	436 164
6. Other reserve capital	16		
7. Retained profit (uncovered loss) from prior years		(564 818)	(682 762)
8. Net profit (loss)		1 397 169	529 587
9. Write-off of net profit in the financial year (negative value)	17		
II. Liabilities and provisions for liabilities		3 611 632	4 735 742
1. Provisions for liabilities	18	1 460 034	1 366 117
1.1. Deferred income tax provision		242 236	201 510
1.2. Provision for retirement and related benefits		710 992	671 629
a) long term		654 404	619 978
b) short term		56 588	51 651
1.3. Other provisions		506 806	492 978
a) long term		442 077	452 593
b) short term		64 729	40 385
2. Long term liabilities	19	39 050	1 420 447
2.1. Toward related entities		2 143	
2.2. Toward other entities		36 907	1 420 447
3. Short term liabilities	20	1 945 207	1 799 377
3.1. Toward related entities		187 272	133 714
3.2. Toward other entities		1 692 796	1 606 798
3.3. Special funds		65 139	58 865
4. Accruals and deferred income	21	167 341	149 801
4.1. Negative goodwill			
4.2. Other accruals and deferred income		167 341	149 801
a) long term		2 488	2 630
b) short term		164 853	147 171
Total equity and liabilities		8 948 436	8 212 967

Net assets		5 336 804	3 477 225
Number of shares		200 000 000	200 000 000
Net assets per share (in PLN)	22	26.68	17.39
Diluted number of shares			
Diluted net assets per share (in PLN)	22		

OFF-BALANCE SHEET ITEMS	Note	in '000 PLN	
		2004	2003
1. Contingent debtors	23	105 267	44 590
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		105 267	44 590
- received guarantees			
- disputed State budget issues		103 934	43 992
- other		1 333	598
2. Contingent liabilities	23	7 678	17 357
2.1. Toward related entities (due to)		7 678	17 357
- granted guarantees		7 678	17 357
2.2. Toward other entities (due to)			
- granted guarantees			
3. Other (due to)		311 654	285 989
- liabilities due to bills of exchange			8 000
- liabilities due to perpetual usufruct of Treasury land		187 726	170 302
- liabilities due to leased fixed assets		3 567	6 886
- liabilities due to rationalisation and R&D work, and other unrealised agreements		118 110	99 885
- other liabilities (unresolved and disputed issues etc.)		2 251	916

INCOME STATEMENT	Note	in '000 PLN	
		2004	2003
I. Net revenue from the sale of products, goods for resale and materials, of which:		6 158 032	4 740 424
- from related entities		1 250 080	898 976
1. Net revenue from the sale of products	24	6 057 340	4 693 268
2. Net revenue from the sale of goods for resale and materials	25	100 692	47 156
II. Cost of products, goods for resale and materials sold, of which:		(4 195 617)	(3 805 245)
- for related entities		(740 697)	(701 044)
1. Cost of manufactured products sold	26	(4 101 484)	(3 763 998)
2. Cost of goods for resale and materials sold		(94 133)	(41 247)
III. Gross profit (loss)		1 962 415	935 179
IV. Selling costs	26	(73 292)	(80 084)
V. General and administrative costs	26	(443 978)	(423 726)
VI. Profit (loss) from sales		1 445 145	431 369
VII. Other operating income		77 044	59 298
1. Gain on disposal of non-financial assets			245
2. Subsidies		663	273
3. Other operating income	27	76 381	58 780
VIII. Other operating costs		(152 122)	(133 254)
1. Loss from disposal of non-financial assets		(843)	
2. Revaluation of non-financial assets		(9 436)	(47 048)
3. Other operating costs	28	(141 843)	(86 206)
IX. Operating profit (loss)		1 370 067	357 413
X. Financial income	29	692 161	673 884
1. Dividends and share in profit, of which:		3 487	1 214
- from related entities			
2. Interest, of which:		128 719	126 863
- from related entities		98 297	96 188
3. Gain on the sale of investments	31	206 938	162 393
4. Revaluation of investments		328 111	365 678
5. Other		24 906	17 736
XI. Financial costs	30	(616 325)	(508 547)
1. Interest, of which:		(41 781)	(90 964)
- to related entities		(388)	(21)
2. Loss from the sale of investments	31		
3. Revaluation of investments		(415 491)	(365 272)
4. Other		(159 053)	(52 311)
XII. Profit (loss) before extraordinary items and taxation		1 445 903	522 750
XIII. Result on extraordinary items			16
1. Extraordinary gains	32	304	51
2. Extraordinary losses	33	(304)	(35)
XIV. Profit (loss) before taxation		1 445 903	522 766
XV. Taxation	34	(295 552)	(160 952)
a) current taxation		(340 667)	(150 503)
b) deferred taxation		45 115	(10 449)
XVI. Other obligatory deductions from profit (loss increase)	35		3
XVII. Share in net profits (losses) of subordinated entities accounted for using the equity method	36	246 818	167 770
XVIII. Net profit (loss)		1 397 169	529 587

Net profit (loss) (annualised)		1 397 169	529 587
Weighted average number of ordinary shares		200 000 000	200 000 000
Earnings (loss) per ordinary shares (in PLN)	38	6.99	2.65
Weighted average diluted number of ordinary shares			
Diluted earnings (loss) per ordinary share (in PLN)	38		

STATEMENT OF CHANGES IN EQUITY	in '000 PLN	
	2004	2003
I. Equity - beginning of the period	4 006 502	4 010 925
a) changes in accounting policies	(529 363)	(682 762)
b) corrections due to errors		
I.a. Equity - beginning of the period, after adjustment with comparative data	3 477 139	3 328 163
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issue of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Treasury shares - beginning of the period		
3.1. Changes in treasury shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Treasury shares - end of the period		
4. Reserve capital - beginning of the period	1 194 236	998 829
4.1. Changes in reserve capital	435 507	195 407
a) increase, due to:	435 507	259 796
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)	411 557	254 546
- transfer from revaluation reserve	23 950	5 250
b) decrease, due to:		(64 389)
- coverage of losses		(64 389)
4.2. Reserve capital - end of the period	1 629 743	1 194 236
5. Revaluation reserve - beginning of the period	400 709	821 939
5.1. Changes in revaluation reserve	474 001	(385 775)
a) increase, due to:	1 418 732	514 040
- effect of changes in accounting policies	29 780	
- effect in deffered income tax due to changes in accounting policies	5 675	
- settlement of hedging instruments	1 113 046	100 997
- valuation of hedging transactions, in the effective part	270 231	297 086
- excess of a deferred income tax asset over deferred income tax provision		115 957
b) decrease, due to:	(944 731)	(899 815)
- disposal of fixed assets	(23 919)	(6 726)
- permanent diminution in value of fixed assets subject to revaluation	(1 176)	
- valuation of hedging transactions, in the effective part	(628 701)	(711 297)
- settlement of hedging instruments	(201 752)	(181 792)
- excess of a deferred income tax provision over deferred income tax asset	(89 183)	
5.2. Revaluation reserve - end of the period	874 710	436 164
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		

7. Retained profit (uncovered losses) from prior years - beginning of the period	411 557	190 157
7.1. Retained profit from prior years - beginning of the period	411 557	254 546
a) changes in accounting policies	118 030	
b) corrections due to errors		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	529 587	254 546
a) increase, due to:		
- distribution of profit from prior years		
b) decrease, due to:	(411 557)	(254 546)
- transfer to reserve capital	(411 557)	(254 546)
7.3. Retained profit from prior years - end of the period	118 030	
7.4. Uncovered losses from prior years - beginning of the period		(64 389)
a) changes in accounting policies	(682 848)	(682 762)
b) corrections due to errors		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(682 848)	(747 151)
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:		64 389
- coverage of loss from reserve capital		64 389
7.6. Uncovered losses from prior years - end of the period	(682 848)	(682 762)
7.7. Retained profit (uncovered losses) from prior years - end of the period	(564 818)	(682 762)
8. Net result	1 397 169	529 587
a) net profit	1 397 169	529 587
b) net loss		
c) write-off from profit		
II. Equity - end of the period	5 336 804	3 477 225
III. Equity, after proposed profit distribution (coverage of losses)	5 236 804	3 477 225

CASH FLOW STATEMENT	in '000 PLN	
	2004	2003
A. Cash flow from operations (I+/-II) - indirect method		
I. Net profit (loss)	1 397 169	529 587
II. Total adjustments	326 306	293 901
1. Share in (profit) loss of entities accounted for using the equity method		
2. Depreciation	272 977	295 833
3. Foreign exchange(gains)/losses	(89 606)	(48 848)
4. Interest and share in profits (dividends)	(65 828)	(9 377)
5. (Profit) loss on investing activities	(442 759)	(318 510)
6. Change in provisions	90 994	9 693
7. Change in inventories	(129 964)	69 924
8. Change in debtors	(60 880)	48 264
9. Change in short term liabilities, excluding bank and other loans	239 399	161 071
10. Change in prepayments and accruals	(66 600)	(25 787)
11. Other adjustments	578 573	111 638
III. Net cash flow from operations (I+/-II)	1 723 475	823 488
B. Cash flow from investing activities		
I. Inflow	959 251	1 705 696
1. The sale of intangible assets and tangible fixed assets	870	926
2. The sale of investment properties and intangible assets		
3. From financial assets, of which:	953 971	1 703 850
a) in related entities	797 123	1 621 547
- the sale of financial assets	630 000	1 379 842
- dividends and share in profit	69 083	47 799
- repayment of long term loans granted		98 050
- interest	98 040	95 856
- other inflow from financial assets		
b) in other entities	156 848	82 303
- the sale of financial assets	153 114	66 873
- dividends and share in profit	3 712	988
- repayment of long term loans granted		
- interest	22	14 442
- other inflow from financial assets		
4. Other investment inflow	4 410	920
II. Outflow	(1 355 904)	(1 938 550)
1. The purchase of intangible assets and tangible fixed assets	(537 711)	(352 624)
2. The purchase of property and intangible assets		
3. For financial assets, of which:	(804 437)	(1 577 158)
a) in related entities	(659 377)	(1 504 800)
- the purchase of financial assets	(654 528)	(1 504 800)
- long term loans granted	(4 849)	
b) in other entities	(145 060)	(72 358)
- the purchase of financial assets	(145 060)	(72 358)
- long term loans granted		
4. Other investment outflow	(13 756)	(8 768)
III. Net cash flow from investing activities (I-II)	(396 653)	(232 854)
C. Cash flow from financing activities		
I. Inflow	239 553	1 907 735
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital		
2. Bank and other loans	239 553	1 907 735
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(1 519 773)	(2 341 654)
1. The purchase of own shares		
2. Dividends and other payments to shareholders		
3. Other outflow from profit distribution, excepting payments to shareholders		
4. Repayment of bank and other loans	(1 473 430)	(2 215 099)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(8 300)	(3 718)
8. Interest	(38 043)	(122 837)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(1 280 220)	(433 919)
D. Total net cash flow(A.III+/-B.III+/-C.III)	46 602	156 715
E. Change in balance sheet of cash and cash equivalents, of which:	46 186	155 929
- change in cash and cash equivalents due to exchange rate differences	(416)	(786)
F. Cash and cash equivalents - beginning of the period	275 442	118 727
G. Cash and cash equivalents - end of the period (F+/-D), of which:	322 044	275 442
- including restricted cash and cash equivalents	26 448	39 080

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	in '000 PLN	
	2004	2003
a. Research and development costs	4 712	5 212
b. Goodwill		
c. Concessions, patents, licenses and similar items, of which:	56 292	18 684
- computer software	4 611	5 305
d. Other intangible assets		
e. Prepayments for intangible assets		
Total intangible assets	61 004	23 896

Note 1B.

MOVEMENTS IN INTANGIBLE ASSETS (by type)

in '000 PLN

	a	b	c		d	e	
	research and development costs	goodwill	concessions, patents, licenses and similar items	- computer software	other intangible assets	prepayments for intangible fixed assets	Total intangible assets
a. Gross book value at the beginning of the period	8 025		63 570	18 885	81		71 676
b. Additions, due to:	742		8 743	2 650	36 688		46 173
- transfer from fixed assets under construction	742		8 743	2 650	4 341		13 826
- used based on lease and other similar agreements					32 347		32 347
c. Disposals, due to:	(20)		(23 518)	(2 517)	(65)		(23 603)
- liquidation	(20)		(23 347)	(2 369)	(65)		(23 432)
- contribution in kind			(162)	(148)			(162)
- other			(9)				(9)
d. Gross book value at the end of the period	8 747		48 795	19 018	36 704		94 246
e. Accumulated depreciation at the beginning of the period	2 813		44 887	13 580	80		47 780
f. Depreciation for the period, due to:	1 222		(16 073)	827	313		(14 538)
- current depreciation	1 242		7 404	3 317	378		9 024
- liquidation	(20)		(23 334)	(2 367)	(65)		(23 419)
- contribution in kind			(134)	(123)			(134)
- other			(9)				(9)
g. Accumulated depreciation at the end of the period	4 035		28 814	14 407	393		33 242
h. Write-offs due to permanent diminution in value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible assets at the end of the period	4 712		19 981	4 611	36 311		61 004

Note 1C.

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	in '000 PLN	
	2004	2003
a. Own intangible assets	29 034	23 896
b. Intangible assets used on the basis of a rental, lease or similar agreements, including leasing agreements, including:	31 970	
- an agreement for use of geological information related the "Głogów Głęboki - Przemyslowy" ("Deep Industrial Głogów") ore deposit	31 970	
Total intangible assets	61 004	23 896

Note 2A.

TANGIBLE FIXED ASSETS	in '000 PLN	
	2004	2003
a. Fixed assets, of which:	2 823 982	2 696 441
- land (including perpetual usufruct of land)	10 233	8 359
- buildings, premises and land and water engineering infrastructure	1 512 371	1 510 853
- plant and machinery	1 258 452	1 138 291
- vehicles	33 108	31 448
- other fixed assets	9 818	7 490
b. Fixed assets under construction	548 384	429 106
c. Prepayments for fixed assets under construction	279	
Total tangible fixed assets	3 372 645	3 125 547

Due to security on a loan from Regional Enviromental Protection and Water Menagement Fund (Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej) security was attached to tangible fixed assets (dedusting facility for anode furnaces).

Note 2B.

MOVEMENTS IN FIXED ASSETS (BY TYPE)						
	in '000 PLN					
	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total fixed assets
a. Gross book value at the beginning of the period	8 446	3 862 558	3 633 727	115 560	46 577	7 666 868
b. Additions, due to:	2 267	106 953	345 337	8 467	4 560	467 584
- transfer from fixed assets under construction	906	97 221	334 481	8 467	4 524	445 599
- used based on lease agreements			7 071			7 071
- reclassification		118	3 785			3 903
- capitalised costs of future liquidation of fixed assets after change in methodology of estimating provisions		9 614				9 614
- other	1 361				36	1 397
c. Disposals, due to:	(356)	75 430	(264 638)	(3 373)	(2 878)	(346 675)
- assets scrapped		(31 668)	(142 147)	(1 951)	(493)	(176 259)
- sales		(260)	(1 266)	(994)	(65)	(2 585)
- donations and items freely granted		(4 801)	(991)			(5 792)
- contribution in kind	(16)	(38 509)	(117 384)	(428)	(825)	(157 162)
- reclassification		(183)	(2 290)		(1 429)	(3 902)
- other items	(340)	(9)	(560)		(66)	(975)
d. Gross book value at the end of the period	10 357	3 894 081	3 714 426	120 654	48 259	7 787 777
e. Accumulated depreciation at the beginning of the period	87	2 349 321	2 495 262	84 112	39 087	4 967 869
f. Depreciation for the period, due to:	37	29 062	(39 457)	3 434	(646)	(7 570)
- current depreciation	37	73 318	181 832	6 564	2 202	263 953
- sales		(111)	(1 263)	(819)	(65)	(2 258)
- assets scrapped		(30 717)	(138 985)	(1 950)	(480)	(172 132)
- contribution in kind		(25 270)	(80 954)	(361)	(825)	(107 410)
- donations and items freely granted		(3 443)	(991)			(4 434)
- reclassification		(32)	1 462		(1 429)	1
- other		15 317	(558)		(49)	14 710
g. Accumulated depreciation at the end of the period	124	2 378 383	2 455 805	87 546	38 441	4 960 299
h. Write-offs due to permanent diminution in value at the beginning of the period		2 384	174			2 558
- additions		1 249	221			1 470
- disposals		(306)	(226)			(532)
i. Write-offs due to permanent diminution in value at the end of the period		3 327	169			3 496
i. Net book value at the end of the period	10 233	1 512 371	1 258 452	33 108	9 818	2 823 982

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	in '000 PLN	
	2004	2003
a. Own fixed assets	2 809 079	2 686 178
b. Fixed assets used on the basis of a rental, lease or similar agreements, including leasing agreements	14 903	10 263
- financial leasing	14 903	10 263
Total fixed assets	2 823 982	2 696 441

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	in '000 PLN	
	2004	2003
Fixed assets used on the basis of rental, lease, or similar agreements, including leasing agreement, including:	191 293	177 188
- value of perpetual usufruct of Treasury land	187 726	170 302
- leased fixed assets not subject to depreciation	3 567	6 886
Total off-balance sheet fixed assets	191 293	177 188

Note 3A.

LONG TERM DEBTORS	in '000 PLN	
	2004	2003
a) debtors from related entities, of which:	0	64
- from subsidiaries, due to:	0	64
- other debtors	0	64
- from jointly controlled entities, due to:		
- from associates, due to:		
- from significant investor, due to:		
- from parent entity, due to:		
b) from other entities, of which:	1 815	1 840
- other debtors	1 815	1 840
Net long term debtors	1 815	1 904
c) Allowance for debtors		
Gross long term debtors	1 815	1 904

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period	1 904	48 016
- additional payments to capital		44 512
- other debtors	1 904	3 504
b) increase, due to:	63	300
- trade debtors	63	
- transfer of additional payments to capital from short term debtors		300
c) decrease, due to:	(152)	(46 412)
- transfer of other long term debtors to short term debtors	(152)	(1 251)
- repayment of debtors		(349)
- adjustment of additional payments to capital due to accounting for shares by the equity method		(44 812)
d) end of the period	1 815	1 904
- other debtors	1 815	1 904

Note 3C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	in '000 PLN	
	2004	2003
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Allowance for long term debtors at the end of the period		

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN	
		2004	2003
a) in Polish currency		1 815	1 904
b) in foreign currency			
b1. in currency			
after conversion to thousands PLN			
other currencies in '000PLN			
Total long term debtors		1 815	1 904

Note 4A.

CHANGE IN INVESTMENT PROPERTY (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4B.

CHANGE IN INTANGIBLE ASSETS (by type)	in '000 PLN	
	2004	2003
a) beginning of the period		
b) additions, due to:		
c) disposals, due to:		
d) end of the period		

Note 4C.

LONG TERM FINANCIAL ASSETS	in '000 PLN	
	2004	2003
a) in subsidiaries	1 943 999	1 874 417
- shares	1 263 601	494 617
- debt securities	679 800	1 379 800
- other securities (by type)		
- loans granted	598	
- other long term financial assets (by type)		
b) in jointly controlled entities		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
c) in associates	805 095	692 033
- shares	805 095	692 033
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
d) in significant investor		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
e) in parent entity		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
f) in other entities	60 612	70 729
- shares	23 338	22 000
- debt securities		
- other securities (by type)	37 274	48 729
- participation unit	37 274	48 729
- loans granted		
- other long term financial assets (by type)		
Total long term financial assets	2 809 706	2 637 179

Note 4D.

SHARES IN SUBORDINATED ENTITIES ACCUNTED FOR USING THE EQUITY METHOD	in '000 PLN	
	2004	2003
a) goodwill of subordinated entities		
- subsidiaries		
- joint controlled entities		
- associates		
b) negative goodwill of subordinated entities		
- subsidiaries		
- joint controlled entities		
- associates		

Note 4E.

CHANGE IN GOODWILL - subsidiaries	in '000 PLN	
	2004	2003
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4F.

CHANGE IN GOODWILL - jointly controlled entities	in '000 PLN	
	2004	2003
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4G

CHANGE IN GOODWILL - associates	in '000 PLN	
	2004	2003
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	in '000 PLN	
	2004	2003
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4I

CHANGE IN NEGATIVE GOODWILL - jointly controlled entities	in '000 PLN	
	2004	2003
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	in '000 PLN	
	2004	2003
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period	2 637 179	3 167 556
- shares	1 208 650	1 667 191
- long term loans		98 050
- debt securities	1 379 800	1 372 647
- other securities	48 729	29 668
b) increase, due to:	900 058	1 438 748
- purchase of shares	12 208	6 500
- capital increase	703 495	20 000
- revaluation of shares using the equity method	177 736	
- short term loans granted	640	
- purchase of debt securities		1 379 800
- purchase of other securities	5 979	29 106
- other long term financial assets		3 342
c) decrease, due to:	(727 531)	(1 969 125)
- repayment of loan		(98 050)
- sale of long term debt securities	(630 000)	(1 375 989)
- adjustment of surplus contribution in kind over book value of shares	(10 055)	
- adjustments in value of shares		(4 300)
- adjustments in value of loan	(42)	
- adjustments in value of other securities		(779)
- effect of valuation of shares by the equity method		(480 741)
- return of investment capital from other securities	(17 434)	(9 266)
- forgival of debt securities in subsidiaries	(70 000)	
d) end of the period	2 809 706	2 637 179
- shares	2 092 034	1 208 650
- long term loans	598	
- debt securities	679 800	1 379 800
- other securities	37 274	48 729

Note 4L.

SHARES IN SUBORDINATED ENTITIES
in '000 PLN

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, joint controlled entities, associates, with description of direct and indirect relations)	Consolidation method applied / valuation under equity accounting method or indication that entity is not subject to consolidation / or valuation under equity accounting method	Date of obtaining control / joint control / significant influence	Value at purchase price of shares	Value adjustments (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Shareholders ' Meeting	Other than defined under letter j) or k), basis of control / joint controlled / significant influence
1	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506	3 319	6 825	100.00	100.00	
2	KGHM Polish Copper Ltd	London	Copper trade	subsidiary	full	21.06.1991	6 903	9 647	16 550	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	118 235	(6 318)	111 917	77.46	77.46	
4	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	57 936	(27 141)	30 795	100.00	100.00	
5	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	159 374	(47 617)	111 757	100.00	100.00	
6	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	99 608	48 459	148 067	100.00	100.00	
7	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218	8 626	10 844	100.00	100.00	
8	KGHM Kupferhandelsges m.b.H	Viena	Copper trade	subsidiary	full.	13.11.1996	925	613	1 538	100.00	100.00	
9	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	63 761	32 878	96 639	100.00	100.00	
10	Telefonia DIALOG S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	1 505 735	(836 711)	669 024	100.00	100.00	
11	KGHM Congo sprl	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	(57 938)		99.98	99.98	
12	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865	22 682	35 547	98.96	98.96	
13	Zagłębie Lubin Sportowa Spółka Akcyjna	Lubin	Participation and organisation of professional sporting events	indirectly subsidiary	full	25.03.2003	5 000	(4 950)	50	41.00	41.00	38.51% indirectly owned
14	Minova-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309	715	2 024	30.00	30.00	
15	PHP MERCUS Sp. z o.o.	Polkowice	Trade and production of electrical cables	subsidiary	full	05.04.2004	15 871	6 677	22 548	61.65	61.65	38.35% indirectly owned
16	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	1 500		1 500	3.14	3.14	96.86% indirectly owned
17	POLKOMTEL S.A.	Warsaw	Mobile telephony, telecommunication services	associated	equity method	28.12.1995	437 250	365 821	803 071	19.61	19.61	impact on development of company strategy
18	TOTAL						2 549 934	(481 238)	2 068 696			

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation

in '000 PLN

	a	m							n			o			p	r	s	t
Item	Name of entity	Equity, of which:	Share capital	Called up capital not paid	Reserve Capital	Other equity, of which:	Retianed profit (loss) from prior years	Net Profit (loss)	Liabilities and provisions for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	CBPM Cuprum Sp. z o.o.	6 825	3 506		1 782	1 537		621	11 267		11 267	13 899		13 899	18 092	25 057		
2	KGHM Polish Copper Ltd	16 551	7 567		7 543	1 441		1 441	3 590		3 590	8 278	202	8 076	24 779	806 328		
3	Dolnośląska Spółka Inwestycyjna S.A.	144 484	156 864			(12 380)	(20 736)	8 340	3 495	225	3 270	5 882		5 882	147 979	24 943		
4	Miedziowe Centrum Zdrowia S.A.	30 794	46 818			(16 024)	(14 972)	(1 052)	10 519	3 970	6 549	4 040		4 040	41 314	39 031		
5	KGHM Metale S.A.	111 756	159 374		1 192	(48 810)	(43 901)	(4 909)	19 221	12 428	6 793	1 521		1 521	130 976	20 266		
6	Energetyka Sp. z o.o.	173 205	125 107		3 229	44 869		357	62 544	15 089	47 455	37 932		37 932	235 749	144 163		
7	Centrum Badań Jakości Sp. z o.o.	11 090	2 918		6 788	1 384		1 384	10 643	3 378	7 265	4 557		4 557	21 733	32 044		325
8	KGHM Kupferhandelsges m.b.H*	1 540	925			615		34	38 165	215	37 950	36 173		36 173	39 829	275 227		
9	Pol-Miedź Trans Sp. z o.o.	157 822	140 417		10 557	6 848		6 848	56 539	12 850	43 689	26 989		26 989	214 361	422 720		
10	Telefonia DIALOG S.A.	669 024	1 480 000			(810 976)	(862 794)	51 818	771 009	680 345	90 664	44 544		44 544	1 440 033	453 275		
11	KGHM Congo sprl	(34 702)	58 590			(93 292)	(93 592)	299	23 333		23 333	1 989		1 989	6 476	8 885		
12	KGHM Metraco Sp. z o.o.	35 920	2 545		23 426	9 949		9 948	42 760	114	42 646	52 185	2 143	50 042	78 680	773 764		
13	Zagłębie Lubin Sportowa Spółka Akcyjna	123	5 193			(5 070)	(7 162)	2 092	8 653	4 952	3 701	286		286	8 776	15 618		
14	Minova-Ksante Sp. z o.o.	6 745	4 500		598	1 647		1 647	1 473	342	1 131	1 555		1 555	8 218	14 365		542
15	PHP MERCUS Sp. z o.o.	36 574	6 474		22 204	7 896	1 408	5 268	76 419	601	75 818	41 202		41 202	112 992	427 594		
16	Interferie Sp. z o.o.	55 198	47 821		3 480	3 897	18	2 373	3 789	691	3 098	2 140		2 140	58 987	39 092		
17	POLKOMTEL S.A.	4 095 213	2 050 000		175 915	1 869 298		923 603	3 135 314	1 343 697	1 791 617	667 282		667 282	7 230 528	5 743 871		68 216

*historic valuation of share capital

Note 4N.

SHARES IN OTHER ENTITIES				in '000PLN						
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Equity, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Shareholders' Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance)	12 500	119 736	105 180	11.88	11.88		250
2	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	Lubin	mutual insurance activities	9 500	22 888	10 128	93.80	93.80		
3	Infomonitor Biuro Informacji gospodarczej S.A.	Warsaw	distribution of data on the creditworthiness of consumers and companies	1 338	4 761	4 000	16.73	16.73		
Total				23 338						

Note 4O.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	unit /currency	in '000 PLN	
		2004	2003
a) In Polish currency		2 753 745	2 571 835
b) In foreign currency		55 363	65 344
b1. in currency	'000/USD	10 316	13 373
after conversion to thousands PLN		37 274	48 729
b2. in currency	'000/EUR	408	401
after conversion to thousands PLN		1 539	1 506
b3. in currency	'000/GBP	3 720	3 456
after conversion to thousands PLN		16 550	15 109
other currencies in '000PLN			
Total long term securities, interests and other long term financial assets		2 809 108	2 637 179

Note 4P.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN	
	2004	2003
A. Fully transferable securities, quoted on stock exchanges (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
C. Fully transferable, not traded on regulated market (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		

D. Securities with limited transferability (book value)	2 809 108	2 637 179
a. Shares (book value)	2 092 034	1 208 650
- value adjustments (for the period)	177 736	(485 041)
- value at the beginning of the period	1 208 650	1 667 191
- value at purchase price	2 569 115	1 863 467
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)	717 074	1 428 529
c1. participation unit	37 274	48 729
- value adjustments (for the period)		(779)
- value at the beginning of the period	48 729	29 668
- value at purchase price	40 478	51 934
c2. Debt securities	679 800	1 379 800
- value adjustments (for the period)		
- value at the beginning of the period	1 379 800	1 375 989
- value at purchase price	679 800	1 375 989
Total value at purchase price	3 289 393	3 291 390
Total value at the beginning of the period	2 637 179	3 072 848
Total adjustments (for the period)	177 736	(485 820)
Total book value	2 809 108	2 637 179

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	unit /currency	in '000 PLN	
		2004	2003
a) in Polish currency			
b) in foreign currency		598	
b1. in currency	'000/USD	200	
after conversion to thousands PLN		598	
other currencies in '000PLN			
Total long term loans granted		598	

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2004	2003
Total other long term investments		

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	unit /currency	in '000 PLN	
		2004	2003
a) in Polish currency			
b) in foreign currency			
b1. in currency			
after conversion to thousands PLN			
other currencies in '000PLN			
Total other long term investments			

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	in '000 PLN	
	2004	2003
1. Deferred income tax assets at the beginning of the period, of which:	302 477	187 704
a) recognised in financial result	221 349	187 704
- exchange rate differences	8 337	4 090
- interest	474	2 575
- short term provisions due to wages	22 537	30 994
- valuation of derivative transactions	86 257	30 871
- provisions for future employee benefits	44 100	60 286
- depreciation	7 809	9 878
- settlement of hedging instruments	16 411	
- change in methodology for estimating the provision for mine closure costs, settled in retained profit from prior years	3 629	
- withdrawal of valuation of embedded instruments settled in retained profit from prior years	(152)	
- other	31 947	49 010
b) recognised in equity	81 128	
- revaluation of future cash flow hedging instruments	81 128	
c) recognised in goodwill or negative goodwill		
2. Increases	338 572	367 196
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	197 187	140 330
- exchange rate differences	31 472	6 616
- interest	43	474
- short term provisions for wages	26 602	22 826
- valuation of derivative transactions	98 842	77 618
- provisions for future employee benefits	2 725	1 677
- depreciation	3 306	2 826
- settlement of hedging instruments	21 021	16 411
- change in methodology for estimating the provision for mine closure costs, settled in retained profit from prior years		3 629
- withdrawal of valuation of embedded instruments settled in retained profit from prior years	152	
- other	13 024	8 253
b) recognised in financial result for the period due to negative taxable base		
c) recognised in equity in connection with deductible temporary differences, due to:	141 385	226 866
- revaluation of hedging instruments	141 385	226 866
d) recognised in equity due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences		
3. Decreases	(336 238)	(252 423)
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	(114 269)	(106 685)
- exchange rate differences	(6 837)	(5 104)
- interest	(474)	(2 575)
- short term provisions for wages	(23 273)	(31 070)
- valuation of derivative transactions	(60 045)	(18 595)
- depreciation	(2 648)	(2 444)
- release of unnecessary provisions	(9 863)	(3 909)
- tax rate changes		(34 177)
- withdrawal of valuation of embedded instruments settled in retained profit from prior years		(152)
- settlement of hedging instruments	(9 584)	
- other	(1 545)	(8 659)
b) recognised in financial result for the period in connection with negative taxable base		
c) recognised in equity in connection with deductible temporary differences, due to:	(221 969)	(145 738)
- revaluation of hedging instruments	(221 969)	(111 579)
- tax rate changes		(34 159)
d) recognised in equity due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences		

4. Deferred tax assets at the end of the period	304 811	302 477
a) recognised in financial result	304 267	221 349
- exchange rate differences	32 972	5 602
- interest	43	474
- short term provisions for wages	25 866	22 750
- valuation of derivative transactions	125 054	89 894
- provisions for future employee benefits	46 825	61 963
- depreciation	8 467	10 260
- settlement of hedging instruments	27 848	16 411
- release of unnecessary provisions	(9 863)	(3 909)
- tax rate changes		(34 177)
- change in methodology for estimating the provision for mine closure costs, settled in retained profit from prior years	3 629	3 629
- withdrawal of valuation of embedded instruments settled in retained profit from prior years		(152)
- other	43 426	48 604
b) recognised in equity	544	81 128
- revaluation of hedging instruments	544	115 287
- tax rate changes		(34 159)
c) recognised in goodwill or negative goodwill		

DEDUCTIBLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	in '000 PLN		
			Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	10		until expiration
II	tangible fixed assets	depreciation	41 090	44 561	until expiration
B	Current assets				
I	inventories	valuation of inventories	236	154	until expiration
II	short term debtors	allowance on debtors from company	20 180	5 309	until expiration
		exchange rate differences recognised in the financial result of prior years	1 613	1 613	until expiration
		debtors due to consulting, advisory services, other	12 159	15 506	2006
		exchange rate differences	5 235	13 565	2005
		debtors	26 329	26 905	2007
		other	35	35	2005
		trade debtors		18 736	2005
III	short term investments				
	short term financial assets	valuation of hedging transactions	41 419		
	other short term financial assets	valuation of embedded instruments	650		
	cash and cash equivalents	exchange rate differences	9 519	17 443	2005
		exchange rate differences recognised in the financial result of prior years	44	44	until expiration
		exchange rate differences		42	until expiration
	EQUITY AND LIABILITIES				
A	Equity	paid exchange rate differences on bank loans	24 353	137 519	2006
		valuation of future cash flows hedging instruments	426 987	2 861	to realisation
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for property tax	6 720	5 758	2005
		R&D projects	3 735	4 240	2005
		provision for anticipated costs	7 480	31 981	to realisation
		issues unresolved and contested in court	940	717	to realisation
		provision for scrapping of fixed assets	7 944	7 828	2006
		provision for long term employee benefits	232 107	246 447	revaluation
		other provision for future costs and taxes	700		
		provision for mine closure	87 285	90 343	2009
III	short term liabilities				
		accrud interest on bank loans	2 479	226	2005
	due to goods, work and services	exchange rate differences	8	4	2006
		intrest on liabilities	16		
	other short term liabilities	exchange rate differences	487	531	2005
		exchange rate differences recognised in the financial result of prior years	35	35	to realisation
		other	358	7 346	2005
	other financial liabilities	valuation of derivative transaction costs	412 563	778 641	2005-2006
		unpaid wages	61	251	2005
		premium received	86 373		
		exchange rate differences		156	2005
		valuation of embedded instruments	2 811		
IV	accruals	annual bonus	103 966	112 697	2005
		rationalisation	10 782	14 743	2005
		unused vacations	13 514	14 957	2005
		wages		767	2005
		mine damage	1 031	908	2005
		other accruals	728	1 397	2005
	Total deductable temporary differences		1 591 982	1 604 266	

Note 5B.

OTHER PREPAYMENTS	in '000 PLN	
	2004	2003
a) prepayments of costs, of which:	1 544	1 247
- research and development	1 457	1 145
- other	87	102
b) other prepayments, of which:		
Total other prepayments	1 544	1 247

Note 6

INVENTORIES	in '000 PLN	
	2004	2003
a) Materials	37 257	40 117
b) Semi-finished products and work in progress	728 603	618 234
c) Finished products	140 838	117 841
d) Goods for resale		
e) Prepayments on deliveries	198	739
Total inventories	906 896	776 931

Registered pledge on inventories due to security a bank loan

Note 7A.

SHORT TERM DEBTORS	in '000 PLN	
	2004	2003
a) from related entities, of which:	44 461	50 199
- trade debtors:	44 015	48 849
- less than 12 months	44 015	48 849
- over 12 months		
- other	446	1 350
- disputed claims		
b) from other entities	597 182	535 228
- trade debtors:	369 589	333 373
- less than 12 months	369 589	333 373
- over 12 months		
- tax, subsidies, custom duties, social insurance and other	190 307	156 491
- other	35 830	45 364
- disputed claims	1 456	
Total net debtors	641 643	585 427
c) allowance for debtors	114 877	127 128
Total gross debtors	756 520	712 555

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	in '000 PLN	
	2004	2003
a) trade debtors, of which:	44 015	48 849
- from subsidiaries	43 965	48 787
- from jointly controlled entities		
- from associates	50	62
- from significant investor		
- from parent entity		
b) other, of which:	446	1 350
- from subsidiaries	446	1 350
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
c) disputed claims, of which:		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
Total short term net debtors from related entities	44 461	50 199
d) allowance for debtors from related entities	46 877	59 873
Total gross debtors from related entities	91 338	110 072

Note 7C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	in '000 PLN	
	2004	2003
Beginning of the period	127 128	85 360
a) increase, due to:	13 693	62 803
- creation of allowance for debtors	13 638	57 606
- reclassification	47	57
- increase of allowance due to change in exchange rates		5 118
- other	8	22
b) decrease, due to:	(25 944)	(21 035)
- utilisation of allowance for retired, doubtful and other debtors	(525)	(212)
- write-off of State budget debtors due to additional income tax assesment and interest		(11 699)
- release of allowance due to repayment of debtors	(8 280)	(1 368)
- release of allowance due to reclassification of debtors	(48)	(57)
- adjustment of allowance due to change in exchange rates	(9 720)	(866)
- release of allowance for State budget debtors due to decision passed	(7 357)	(6 344)
- other	(14)	(489)
Allowance for short term debtors at the end of the period	114 877	127 128

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN	
		2004	2003
a) Debtors in Polish currency		565 225	539 009
b) Debtors in foreign currency		191 295	173 546
b1. in currency	'000/USD	41 667	23 603
after conversion to thousands PLN		124 604	88 288
b2. in currency	'000/EUR	11 740	14 474
after conversion to thousands PLN		47 888	68 273
b3. in currency	'000/GBP	3 259	2 547
after conversion to thousands PLN		18 803	16 985
other currencies in '000PLN			
Total short term debtors		756 520	712 555

Note 7E.

AGEING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	in '000 PLN	
	2004	2003
a) Less than 1 month	337 025	235 291
b) Over 1 month to 3 months	69 592	73 602
c) Over 3 months to 6 months	250	
d) Over 6 months to 1 year	408	
e) Over 1 year	3	
f) Overdue debtors	55 005	92 635
Total gross trade debtors	462 283	401 528
g) Allowance for trade debtors	(48 679)	(61 498)
Total net trade debtors	413 604	340 030

One month is the time for payment of debtors due to normal sales of goods, work and services.

Note 7F.

AGEING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING OUTSTANDING DEBTORS IN THE GIVEN TERM	in '000 PLN	
	2004	2003
a) Less than 1 month	5 452	23 405
b) Over 1 month to 3 months	71	1 598
c) Over 3 months to 6 months	18	251
d) Over 6 months to 1 year	1 210	8 108
e) Over 1 year	48 254	59 273
Total gross overdue trade debtors	55 005	92 635
f) Allowance for overdue trade debtors	(48 679)	(61 498)
Total net overdue trade debtors	6 326	31 137

Note 8.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by allowance
- trade debtors	55 005	6 325
- other debtors	64 210	1 528

Note 9A.

SHORT TERM FINANCIAL ASSETS	in '000 PLN	
	2004	2003
a) in subsidiaries	9 000	3 515
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted	9 000	3 515
- other short term financial assets (by type)		
b) in jointly controlled entities		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
c) in associates		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
d) in significant investor		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
e) in parent entity		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
f) in other entities	512 514	475 097
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted	190	600
- other short term financial assets (by type)	512 324	474 497
- derivative instruments	512 324	474 272
- dividends		225
g) cash and cash equivalents	320 586	274 400
- cash in hand and at bank	2 797	21 445
- other cash and cash equivalents		5
- other the monetary assets	317 789	252 950
Total short term financial assets	842 100	753 012

Note 9B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	unit / currency	in '000 PLN	
		2004	2003
a) in Polish currency		345 621	223 113
b) in foreign currency		166 703	251 384
b1. in currency	'000/USD	55 746	67 206
after conversion to thousands PLN		166 703	251 384
other currencies in '000PLN			
Total securities, interest and other short term financial assets		512 324	474 497

Note 9C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN	
	2004	2003
A. Fully transferable securities, quoted on stock exchanges (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (bok value)		
c1		
- fair value		
- value at market price		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (book value)		
c1.		
- fair value		
- value at market price		
- value at purchase price		
C. Fully transferable, not traded on regulated market (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (book value)		
c1.		
- fair value		
- value at market price		
- value at purchase price		
D. Securities with limited transferability (book value)	512 324	474 497
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (book value)	512 324	474 497
c1. Derivative instruments (book value)	512 324	474 272
- fair value	512 324	474 272
- value at market price		
- value at purchase price	147 547	93 909
c2. Dividend (book value)		225
- fair value		
- value at market price		
- value at purchase price		225
Total value at purchase price	147 547	94 134
Value at the beginning of the period	474 497	159 319
Total adjustments (for the period)	364 777	380 363
Total book value	512 324	474 497

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	unit / currency	in '000 PLN	
		2004	2003
a) Loans in Polish currency		9 190	4 115
b) Loans in foreign currency			
b1. in currency			
after conversion to thousands PLN			
other currencies in '000PLN			
Total short term loans granted		9 190	4 115

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	unit / currency	in '000 PLN	
		2004	2003
a) in Polish currency		67 549	80 191
b) in foreign currency		253 037	194 209
b1. in currency	'000/USD	79 376	44 062
after conversion to thousands PLN		237 367	164 815
b2. in currency	'000/EUR	3 723	3 981
after conversion to thousands PLN		15 186	18 780
b3. in currency	'000/GBP	84	1 592
after conversion to thousands PLN		484	10 614
other currencies in '000PLN			
Total cash and cash equivalents		320 586	274 400

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2004	2003
Total other short term investments		

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	unit / currency	in '000 PLN	
		2004	2003
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
after conversion to thousands PLN			
other currencies in '000PLN			
Total other short term investments			

Note 10.

SHORT TERM PREPAYMENTS	in '000 PLN	
	2004	2003
a) prepayments of costs, of which:	6 272	5 235
- research and development	1 996	1 653
- property and personnel insurance	1 721	1 221
- other	2 555	2 361
b) other prepayments, of which:		112
- unpaid interest on bank loans		112
Total short term prepayments	6 272	5 347

Note 11.
ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE

Item	Items of assets	Reason for adjustment	in '000 PLN		
			Amount of adjustment	of which:	
				recognised in income statement	recognised in equity
1	2	3	4	5	6
I	Non-current assets		4 028	1 470	2 558
-	fixed assets	diminution of utility	4 028	1 470	2 558
II	Current assets		120 601	13 634	106 967
-	debtors	collectability risk	120 601	13 634	106 967
	TOTAL		124 629	15 104	109 525

Note 12.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Kind of preferences	Kind of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transferring to share capital of the Company part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*The number of shares following a stock split was authorised on the basis of a resolution of the Extraordinary General Shareholders Meeting of 30 April 1997 (date of registration 16 May 1997)

In the year 2004 there were no changes in the share capital of the Company. The share capital of the Company as at 31 December 2004 amounts to PLN 2 000 000 000 and is divided into 200 000 000 shares having a nominal value of PLN 10 each.

Based on information held by the Company, the ownership structure as at 31 December 2004 was as follows:

	Number of shares (same number of votes)	Nominal value of shares	% of share capital (same number of votes)
State Treasury*	88 567 589	885 675 890	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)**	10 076 024	100 760 240	5.04%
Other shareholders	101 356 387	1 013 563 870	50.68%

* based on information received on 12 January 2001 under art.147 of the Law on the Public Trading of Securities

** based on information received on 29 December 2004 under art.147 of the Law on the Public Trading of Securities

Deutsche Bank Trust Company Americas on 4 January 2005 announced it had reduced its share in the total number of votes at the General Shareholders Meeting to a level below 5%. On this day it held 9 876 024 shares, representing 4.94 % of the share capital of the Company and granting the same number of votes at the General Shareholders Meeting.

During 2004 the bank Powszechna Kasa Oszczędności Bank Polski S.A. reduced its commitment in the total number of votes at the General Shareholders Meeting of the Company to a level below 5%. Following this sale of Company shares, on 19 November 2004 it owned 9 911 001 shares, representing 4.96% of the share capital of the Company and granting the same number of votes at the General Shareholders Meeting.

Note 13A.

TREASURY SHARES				
				in '000 PLN
Amount	Value at purchase price	Carrying amount	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
in '000 PLN			
Name of the entity, location of Head Office	Amount	Value at purchase price	Carrying amount

Note 14.

RESERVE CAPITAL	in '000 PLN	
	2004	2003
a) Share premium account		
b) Statutory reserves	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	969 743	534 236
d) Additional payments to reserve capital		
e) Other		
Total reserve capital	1 629 743	1 194 236

Note 15.

REVALUATION RESERVE	in '000 PLN	
	2004	2003
a) due to revaluation of tangible fixed assets	673 558	698 654
b) due to gains / losses on valuation of financial instruments, of which:	218 251	(328 898)
- due to valuation of hedging instruments	218 251	(328 898)
c) due to deferred income tax	(17 099)	66 408
d) exchange rate differences on translation of foreign divisions		
e) other		
Total revaluation reserve	874 710	436 164

Note 16.

OTHER RESERVE CAPITAL (BY DESIGNATION)	in '000 PLN	
	2004	2003
Total other reserve capital		

Note 17.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	in '000 PLN	
	2004	2003
Total write-off of net profit in the financial year		

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	in '000 PLN	
	2004	2003
1. Provision for deferred income tax at the beginning of the period, of which:	201 510	196 940
a) recognised in financial result	186 790	147 392
- exchange rate differences	5 140	7 507
- interest	834	1 750
- valuation of derivative transactions	76 143	39 986
- depreciation	96 732	93 069
- revaluation of future cash flow hedging instruments	4 090	
- withdrawal of valuation embedded instruments settled in retained profit from prior years	(1 219)	
- other	5 070	5 080
b) recognised in equity	14 720	49 548
- revaluation of future cash flow hedging instruments	14 720	49 548
c) recognised in goodwill or negative goodwill		
2. Increases	352 032	214 795
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	114 336	121 288
- exchange rate differences	3 924	5 882
- interest	149	801
- valuation of derivative transactions	61 514	69 479
- depreciation	46 349	40 560
- revaluation of future cash flow hedging instruments		4 090
- other	2 400	476
b) recognised in equity in connection with taxable temporary differences, due to:	237 696	93 507
- revaluation of hedging instruments	237 696	93 507
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:		
3. Decreases	(311 306)	(210 225)
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	(76 533)	(81 890)
- exchange rate differences	(4 234)	(6 533)
- interest	(607)	(1 687)
- valuation of derivative transactions	(50 483)	(28 034)
- depreciation	(11 267)	(13 428)
- settlement of future cash flow hedging instruments	(4 090)	
- release of unnecessary provisions	(5 287)	(14)
- tax rate changes		(28 413)
- withdrawal of valuation embedded instruments settled in retained profit from prior years	1 219	(1 219)
- other	(1 784)	(2 562)
b) recognised in equity in connection with taxable temporary differences, due to:	(234 773)	(128 335)
- revaluation of future cash flow hedging instruments	(228 078)	(111 579)
- release of unnecessary provisions	(6 695)	(12 948)
- tax rate changes		(3 808)
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:		
4. Total provision for deferred income tax at the end of the period	242 236	201 510
a) recognised in financial result	224 593	186 790
- exchange rate differences	4 830	6 856
- interest	376	864
- valuation of derivative transactions	87 174	81 431
- depreciation	131 814	120 201
- settlement of future cash flow hedging instruments		4 090
- release of unnecessary provisions	(5 287)	(14)
- tax rate changes		(28 413)
- withdrawal of valuation embedded instruments settled in retained profit from prior years		(1 219)
- other	5 686	2 994
b) recognised in equity	17 643	14 720
- revaluation of future cash flow hedging instruments	24 338	31 476
- release of unnecessary provisions	(6 695)	(12 948)
- tax rate changes		(3 808)
c) recognised in goodwill or negative goodwill		

TAXABLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	Beginning of period	End of period	Expiry date
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	2 231	6 698	until expiration
II	tangible fixed assets	depreciation	506 884	687 059	until expiration
B	Current assets				
I	inventories	valuation of inventories	92	92	2005
II	short term debtors	interest on debtors	4 327	1 805	2005
		interest on debtors	34	34	2006
		exchange rate differences	5 632	4 255	2005
		exchange rate differences		1 304	2005
		other	2 019		
		contractual penalties	4	217	2005
	debtors from other entities		2 527	11 174	2005
III	short term investments				
	short term financial assetes	accrued interest on loans	15	101	2005
	other short term financial assets	valuation of financial income from derivative transactions	395 298	441 902	2005-2007
		valuation of embedded instruments	987		
	cash and cash equivalents	accrued positive exchange rate differences	7 125	240	2005
		accrued interest	288	175	2005
		exchange rate differences		417	2005
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	15 317	9 830	2007
		valuation of future cash flows hedging instruments	77 475	92 861	until expiration
B	Liabilities and provisions for liabilities				
II	long term liabilities				
	long term bank loans	accrued positive exchange rate differences	2 316	2 832	2010
		revaluation of bank loans	183		
		commission on bank loans	14 861		
III	short term liabilities				
		commission on bank loans	6 667		
	short term bank loans	accrued exchange rate differences	40	12 645	2005
	other financial liabilities	valuation of financial income from derivative transactions	15 993		
		exchange rate differences		33	to realisation
		accrued positive exchange rate differences	212	951	2005
	trade liabilities		50		
IV	deferred income			300	2005
	Total of taxable temporary differences		1 060 577	1 274 925	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period	619 978	611 996
- retirement-disability rights	98 067	98 064
- jubilee awards	161 557	166 159
- coal-equivalent payments	360 354	347 773
b) increase, due to:	45 967	57 102
- retirement-disability rights	13 849	3 140
- jubilee awards	14 746	10 002
- coal-equivalent payments	17 372	43 960
c) utilisation, due to:		
d) release, due to:	(11 541)	(49 120)
- retirement-disability rights	(1 986)	(3 137)
- jubilee awards	(3 897)	(14 604)
- coal-equivalent payments	(5 658)	(31 379)
e) end of the period	654 404	619 978
- retirement-disability rights	109 930	98 067
- jubilee awards	172 406	161 557
- coal-equivalent payments	372 068	360 354

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period	51 651	48 555
- retirement-disability rights	10 365	10 284
- jubilee awards	21 224	20 147
- coal-equivalent payments	20 062	18 124
b) increase, due to:	6 532	3 782
- creation of provisions for retirement-disability rights	1 718	457
- creation of provisions for jubilee awards	3 247	1 350
- creation of provisions for coal-equivalent payments	1 567	1 975
c) utilisation, due to:		
d) release, due to:	(1 595)	(686)
- retirement-disability rights	(580)	(375)
- jubilee awards	(919)	(273)
- coal-equivalent payments	(96)	(38)
e) end of the period	56 588	51 651
- retirement-disability rights	11 503	10 366
- jubilee awards	23 552	21 224
- coal-equivalent payments	21 533	20 061

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period	452 593	449 511
- costs of mine closure	410 731	406 708
- future costs of disposal of fixed assets in liquidation	2 568	4 492
- other provisions for potential losses, expenses and liabilities	39 294	38 311
b) increase, due to:	97 174	33 437
- creation of provisions for costs of mine closure	94 325	29 658
- creation of other provisions for potential losses, expenses and liabilities	2 849	3 779
c) utilisation, due to:	(8 555)	(9 830)
- increasing the mines liquidation fund	(8 555)	(9 830)
d) release, due to:	(99 135)	(20 525)
- changes of valuation of provisions for mine closure costs	(88 397)	(15 805)
- management of fixed assets	(2 419)	(1 158)
- release of provisions for other potential losses, expenses and liabilities	(8 319)	(2 796)
- transfer of provision for disposal of fixed assets to short term provisions		(766)
e) end of the period	442 077	452 593
- costs of mines closure	408 104	410 731
- future costs of disposal of fixed assets in liquidation	327	2 568
- other provisions for potential losses, expenses and liabilities	33 646	39 294

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	in '000 PLN	
	2004	2003
a) beginning of the period	40 385	84 249
- costs of mines closure	2 865	3 353
- future costs of disposal of fixed assets	4 735	2 756
- potential state budget liabilities	14 309	32 645
- disputed issues and other liabilities	18 476	45 495
b) increase, due to:	41 953	30 932
- creation of provision	41 953	30 932
c) utilisation, due to:	(13 895)	(49 590)
- realisation of expenses	(13 895)	(49 590)
d) release, due to:	(3 714)	(25 206)
- release of unnecessary provision after revaluation	(3 714)	(25 206)
e) end of the period	64 729	40 385
- costs of mines closure	7 890	2 865
- future costs of disposal of fixed assets	6 938	4 735
- potential state budget liabilities	10 416	14 309
- disputed issues and other liabilities	39 485	18 476

Note 19A.

LONG TERM LIABILITIES	in '000 PLN	
	2004	2003
a) toward subsidiaries	2 143	
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements	2 143	
- other (by type)		
b) toward jointly controlled entities		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
c) toward associates		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
d) toward significant investor		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
e) toward parent entity		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
f) toward other entities	36 907	1 420 447
- bank and other loans	11 028	1 415 214
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements	3 228	5 233
- other (by type)	22 651	
- long term contract for obtaining of information	22 651	
Total long term liabilities	39 050	1 420 447

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	in '000 PLN	
	2004	2003
a. Over 1 year, to 3 years	20 125	1 095 524
b. Over 3 years, to 5 years	7 349	324 923
c. Over 5 years	11 576	
Total long term liabilities	39 050	1 420 447

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	unit / currency	in '000 PLN	
		2004	2003
a) in Polish currency		16 399	237 133
b) in foreign currency		22 651	1 183 314
b1. in currency	'000/USD		316 352
after conversion to thousands PLN			1 183 314
b2. in currency	'000/EUR	5 553	
after conversion to thousands PLN		22 651	
other currencies in '000PLN			
Total long term liabilities		39 050	1 420 447

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement				Payable amount of bank/other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	8 000		'000	PLN	6 000		'000	PLN	4.00%	2008-12-16	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	4 800		'000	PLN	2 400		'000	PLN	bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	2006-06-30	own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	2 628		'000	PLN	2 628		'000	PLN	4.00%	2010-09-16	own bill of exchange in blanco, declaration on acceptance of execution	
Total		15 428				11 028							

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF LONG TERM DEBT SECURITIES

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	in '000 PLN	
	2004	2003
a) toward subsidiaries	186 339	131 733
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:	181 453	130 882
- less than 12 months	181 453	130 882
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)	4 886	851
- due to leasing	1 978	
- other liabilities	2 908	851
b) toward jointly controlled entities		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
c) toward associates	933	1 981
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:	933	1 313
- less than 12 months	933	1 313
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		668
- other liabilities		668
d) toward significant investor		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
e) toward parent entity		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		

f) toward other entities	1 692 796	1 606 798
- bank and other loans, of which:	229 667	120 036
- long term bank and other loans repayable in the present period		113 157
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:	620 376	885 734
- due to valuation of derivative instruments	593 583	843 542
- due to factoring	26 793	42 192
- due to goods, works and services:	273 695	220 849
- less than 12 months	269 046	220 849
- over 12 months	4 649	
- advances received for deliveries	2 914	
- bills of exchange payable		
- due to taxes, customs duty and other benefits	429 807	220 052
- due to wages	84 262	80 281
- other (by type)	52 075	79 846
- mining royalty	8 010	10 709
- liabilities due to leasing	5 739	2 528
- environmental fees	19 113	22 450
- settlement of wage deductions	7 432	6 200
- other	11 781	37 959
g) special funds (by type)	65 139	58 865
- social fund	46 257	49 138
- other funds	18 882	9 727
Total short term liabilities	1 945 207	1 799 377

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	unit /currency	in '000 PLN	
		2004	2003
a) in Polish currency		1 251 764	887 146
b) in foreign currency		693 443	912 231
b1. in currency	'000/USD	228 935	243 515
after conversion to thousands PLN		685 235	911 385
b2. in currency	'000/EUR	1 824	25
after conversion to thousands PLN		7 577	117
b1. in currency	'000/GBP	90	109
after conversion to thousands PLN		521	729
other currencies in '000PLN		110	
Total short term liabilities		1 945 207	1 799 377

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Head Office	Amount of bank and other loans according to agreement				Payable amount of bank and other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
Bank Polska Kasa Opieki S.A.	Warsaw		50 000	'000	USD	156 445	50 000	'000	USD	1M LIBOR+ margin of 0.45%	2005-12-21	declaration on acceptance of execution	
valuation of bank loan						(6 925)			PLN				
BRE Bank S.A. (tranche of bank loan)	Warsaw		50 000	'000	USD	32 283	10 000	'000	USD	1M LIBOR+ margin of 0.47%	2005-11-22	mortgage bill of exchange in blanco	
valuation of bank loan						(2 379)			PLN				
BRE Bank S.A. (tranche of bank loan)						48 197	15 000	'000	USD	1M LIBOR+ margin of 0.47%	2005-10-31	mortgage bill of exchange in blanco	
valuation of bank loan						(3 341)			PLN				
Accrued interest						187			PLN				
Narodowy Fundusz Ochrony Środowiska	Warsaw	3 200		'000	PLN	3 200		'000	PLN	bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	2005-12-20	own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Wojewódzki Fundusz Ochrony Środowiska	Wrocław	2 000		'000	PLN	2 000		'000	PLN	4.00%	2005-12-16	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Total			100 000			229 667	75 000						

Note 20D.

SHORT TERM LIABILITIES DUE TO THE ISSUING OF SHORT TERM DEBT FINANCIAL INSTRUMENTS

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

Note 21A

CHANGE IN NEGATIVE GOODWILL	in '000 PLN	
	2004	2003
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Negative goodwill at the end of the period		

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	in '000 PLN	
	2004	2003
a) accruals	145 421	129 818
- long term accruals (by type)		
- short term accruals (by type)	145 421	129 818
- wages with charges	114 701	104 080
- environmental fees	25	34
- liabilities due to unused vacations	14 956	13 784
- other	15 739	11 920
b) deferred income	21 920	19 983
- long term deferred income (by type)	2 488	2 630
- cash and cash equivalents received for acquisition or construction of fixed assets and research projects	2 398	2 630
- other	90	
- short term deferred income (by type)	19 432	17 353
- prepaid delivieries	18 785	16 478
- grants, subsidies, subsidies relating to capital expenditure and research projects	483	750
- other	164	125
Total other accruals and deferred income	167 341	149 801

Note 22

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	in '000 PLN	
	2004	2003
Equity	5 336 804	3 477 225
Number of shares on the balance sheet date	200 000 000	200 000 000
Net assets per share (in PLN)	26.68	17.39
Diluted number of shares on the balance sheet date		
Diluted net assets per share (in PLN)		

The value of net assets per share was calculated as the relation between equity of KGHM Polska Miedź S.A. on the balance sheet date to number of shares of the Company

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	in '000 PLN	
	2004	2003
a) received guarantees, of which:		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
b) other (by type)		
- of which: from subsidiaries		
- of which: from jointly controlled entities		
- of which: from associates		
- of which: from significant investor		
- of which: from parent entity		
Total contingent debtors from related entities		

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	in '000 PLN	
	2004	2003
a) granted guarantees, of which:	7 678	17 357
- toward subsidiaries	7 678	17 357
- toward joint controlled entities		
- toward associates		
- toward significant investor		
- toward parent entity		
b) other (by type)		8 000
- of which: toward subsidiaries		8 000
- of which: toward joint controlled entities		
- of which: toward associates		
- of which: toward significant investor		
- of which: toward parent entity		
Total contingent liabilities toward related entities	7 678	25 357

EXPLANATORY NOTES TO THE INCOME STATEMENT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	2004	2003
- copper, precious metals and other smelter products	5 959 687	4 598 278
- of which: from related entities	1 162 180	855 707
- energy	9 799	46 365
- of which: from related entities	486	5 722
- processing of copper	207	61
- of which: from related entities		
- salt	26 421	17 890
- of which: from related entities	26 421	17 890
- other products	61 226	30 674
- of which: from related entities	35 398	11 533
Total net revenue from sale of products	6 057 340	4 693 268
- of which: from related entities	1 224 485	890 852

Note 24B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	in '000 PLN	
	2004	2003
a) Domestic	1 852 706	1 428 796
- of which: from related entities	145 057	91 994
- copper, precious metals and other smelter products	1 769 560	1 337 115
- of which: from related entities	92 615	60 158
- energy	9 799	46 365
- of which: from related entities	486	5 722
- processing of copper	121	61
- of which: from related entities		
- salt	16 559	14 581
- of which: from related entities	16 558	14 581
- other products	56 667	30 674
- of which: from related entities	35 398	11 533
b) Export	4 204 634	3 264 472
- of which: from related entities	1 079 428	798 858
- copper, precious metals and other smelter products	4 190 126	3 261 163
- of which: from related entities	1 069 565	795 549
- energy		
- of which: from related entities		
- processing of copper	86	
- of which: from related entities		
- salt	9 863	3 309
- of which: from related entities	9 863	3 309
- other products	4 559	
- of which: from related entities		
Total revenue from the sale of products	6 057 340	4 693 268
- of which: from related entities	1 224 485	890 852

Note 25A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	2004	2003
- energy, fuel, gas	35 270	
- of which: from related entities	13 329	
- wastes	14 643	8 572
- of which: from related entities	2 669	1 778
- resale of material	10 874	9 756
- of which: from related entities	8 112	6 251
- copper	37 542	27 844
- of which: from related entities		
- other	2 363	984
- of which: from related entities	1 485	95
Total revenue from the sale of materials and goods for resale	100 692	47 156
- of which: from related entities	25 595	8 124

Note 25B.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	in '000 PLN	
	2004	2003
a) Domestic	100 692	47 156
- of which: from related entities	25 595	8 124
- energy, fuel, gas	35 270	
- of which: from related entities	13 329	
- wastes	14 643	8 572
- of which: from related entities	2 669	1 778
- resale of material	10 874	9 756
- of which: from related entities	8 112	6 251
- copper	37 542	27 844
- of which: from related entities		
- other	2 363	984
- of which: from related entities	1 485	95

b) Export		
- of which: from related entities		
- energy, fuel, gas		
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- cobalt		
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	100 692	47 156
- of which: from related entities	25 595	8 124

Note 26.

COSTS BY TYPE	in '000 PLN	
	2004	2003
a) Depreciation	272 977	295 833
b) Consumption of materials and energy	1 822 044	1 428 163
c) External services	827 806	773 353
d) Taxes and fees	233 850	214 455
e) Wages and salaries	1 192 464	1 121 082
f) Social insurance and other benefits	348 483	325 308
g) Other	78 609	67 554
- advertising and promotion costs	19 223	15 259
- property and personnel insurance	18 251	15 157
- business trip	5 768	4 375
- other costs	35 367	32 763
Total costs by type	4 776 233	4 225 748
Change in work in progress, finished goods and prepayments and accruals	(119 099)	71 499
Costs of production of products for internal use (negative value)	(32 503)	(28 084)
Other adjustments of costs of goods sold (negative value)	(5 877)	(1 355)
Selling costs (negative value)	(73 292)	(80 084)
General and administration costs (negative value)	(443 978)	(423 726)
Costs of production of manufactured products sold	4 101 484	3 763 998

Note 27.

OTHER OPERATING INCOME	in '000 PLN	
	2004	2003
a) Release of provisions, due to:	19 883	27 125
- revaluation of provision for Konrad mine closure	98	677
- retirement and similar rights	10 393	15 642
- State budget liabilities		710
- other liabilities	9 392	10 096
b) other, of which:	56 498	31 655
- income from other sales	8 772	8 161
- reversal of allowance for assets, upon elimination of case for their creation	19 215	8 048
- income from liquidation of fixed assets	2 186	1 376
- penalties and damages paid to the company	6 837	2 610
- write-off of liabilities	207	170
- correction of property tax from prior year	12 072	6 746
- other operating income	7 209	4 544
Total other operating income	76 381	58 780

Note 28.

OTHER OPERATING COSTS	in '000 PLN	
	2004	2003
a) Provisions created due to:	88 297	38 635
- future costs of mine closure	7 573	3 801
- Konrad mine closure	178	
- State budget liabilities		631
- retirement and similar rights	49 756	26 720
- costs of renovation and liquidation of fire effects	9 303	
- acquisition of site for building of tailings pond		5 172
- liabilities for Municipality	4 782	
- disputed liabilities	13 701	
- other	3 004	2 311
b) other, of which:	53 546	47 571
- costs of other sales	8 772	8 159
- donations	14 678	7 041
- other	30 096	32 371
Total other operating costs	141 843	86 206

REVALUATION OF NON-FINANCIAL ASSETS

Description	in '000 PLN	
	2004	2003
- valuation of fixed assets for disposal	4 081	4 960
- valuation of fixed assets under construction	610	511
- valuation of by-products and materials inventory to market prices	956	2 083
- increase of allowance for foreign trade debtors, due to change in exchange rate		3 735
- allowance for bad debtors	3 789	35 759
Total revaluation of non-financial assets	9 436	47 048

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	in '000 PLN	
	2004	2003
a) from related entities		590
- from subsidiaries		
- from jointly controlled entities		
- from associates		590
- from significant investor		
- from parent entity		
b) from other entities	3 487	624
Total financial income from dividends and share in profit	3 487	1 214

Note 29B.

FINANCIAL INCOME FROM INTEREST	in '000 PLN	
	2004	2003
a) due to loans	309	10 643
- from related entities, of which:	287	16
- from subsidiaries	287	16
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
- from other entities	22	10 627
b) other interest	128 410	116 220
- from related entities, of which:	98 010	96 171
- from subsidiaries	98 010	96 170
- from jointly controlled entities		
- from associates		1
- from significant investor		
- from parent entity		
- from other entities	30 400	20 049
Total financial income from interest	128 719	126 863

Note 29C.

OTHER FINANCIAL INCOME	in '000 PLN	
	2004	2003
a) foreign exchange gains		9 398
- realised		12 386
- unrealised		(2 988)
b) release of provisions, due to:	1 126	
- tax property interest	1 033	
- agricultural tax interest	93	
c) other, of which:	23 780	8 338
- reversal allowance for bad debtors	6 148	
- revaluation of provision for mine closure costs	8 986	646
- release of provision for financial risks		1 552
- measurement of embedded instruments to fair value	2 475	1 376
- other financial income	6 171	4 764
Total other financial income	24 906	17 736

Note 30A.

FINANCIAL COSTS FROM INTEREST	in '000 PLN	
	2004	2003
a) from bank and other loans:	34 516	91 485
- to related entities, of which:		
- to subsidiaries		
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	34 516	91 485
b) other interest	7 265	(521)
- to related entities, of which:	388	21
- to subsidiaries	388	21
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	6 877	(542)
Total financial costs from interest	41 781	90 964

Note 30B.

OTHER FINANCIAL COSTS	in '000 PLN	
	2004	2003
a) foreign exchange losses, of which:	31 238	
- realised	19 588	
- unrealised	11 650	
b) provisions created, due to:		1 223
- interest		1 223
c) other, of which:	127 815	51 088
- banks commission	22 637	7 575
- revaluation of provision for mine closure costs	22 557	16 457
-forgival of financial debtors	70 507	919
- allowance for debtors from financial operations	9 845	18 112
- measurement of embedded instruments to fair value	78	3 858
- other financial costs	2 191	4 167
Total other financial costs	159 053	52 311

Foreign exchange losses are presented as an excess of foreign exchange losses over gains

For year 2004

Foreign exchange losses as in accounts	(31 541)
Foreign exchange gaons as in accounts	303

Note 31.
In the year 2004 there were no sales of shares in subordinated entities

Note 32.

EXTRAORDINARY GAINS	in '000 PLN	
	2004	2003
a) profits resulting from accidents	304	51
b) other, by type:		
Total extraordinary gains	304	51

Note 33.

EXTRAORDINARY LOSSES	in '000 PLN	
	2004	2003
a) losses resulting from accidents	304	35
b) other, by type:		
Total extraordinary losses	304	35

Note 34A.

CURRENT TAXATION	in '000 PLN	
	2004	2003
1. Profit (loss) before taxation	1 692 721	690 536
2. Consolidated adjustments		
3. Differences between profit (loss) before tax and tax base (by item)	104 090	(134 670)
- provisions created	227 146	218 042
- provisions released	(164 334)	(168 795)
- interest paid	5 689	(3 232)
- accrued interest, recovered on tax overpayment	(10 182)	(15 732)
- State budget interest and interest accrued on bank loans	6 375	1 599
- positive realised exchange rate differences	163 787	18 320
- positive accrued exchange rate differences	104 930	66 220
- negative realised exchange rate differences	1 526	4 013
- negative accrued exchange rate differences	28 124	13 048
- realised income from derivative instruments	420 053	212 352
- accrued income from derivative instruments	(1 753 398)	(505 309)
- realised costs of derivative instruments	(359 925)	(81 657)
- accrued costs of derivative instruments	1 841 469	475 990
- other	(407 170)	(369 529)
4. Tax base	1 796 811	555 866
5. Corporate income tax at the rate of 19% in year 2004 and of 27% in year 2003	341 394	150 083
6. Increases, waivers, reliefs, write offs and reductions of tax	(727)	420
7. Current corporate income tax charge disclosed in tax return for the period, of which:	340 667	150 503
- shown in income statement	340 667	150 503
- relating to the items, which decreased or increased equity		
- relating to the items, which decreased or increased goodwill or negative goodwill		

The profit (loss) before tax in the amount of PLN 1 692 721 thousand is presented as the sum of data from the income statement, i.e. profit before tax of PLN 1 445 903 thousand and the share in the net profits (losses) of subordinated entities accounted for using the equity method in the amount of PLN 246 818 thousand.

Note 34B.

DEFERRED INCOME TAX, SHOWN IN THE INCOME STATEMENT	in '000 PLN	
	2004	2003
- decrease (increase) due to the arise and reversal of temporary differences	(49 691)	20 107
- decrease (increase) due to changes in taxation rates		(5 764)
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision	4 576	(3 894)
- other elements of deferred tax (by type)		
Total deferred income tax	(45 115)	10 449

Note 34C.

TOTAL DEFERRED INCOME TAX	in '000 PLN	
	2004	2003
- recognised in equity	(17 099)	66 408
- recognised in goodwill or negative goodwill		

Note 34D.

TAXATION SHOWN IN THE INCOME STATEMENT DUE TO	in '000 PLN	
	2004	2003
- discountinued activity		
- extraordinary items		4

Note 35.

OTHER OBLIGATORY DEDUCTIONS FROM PROFIT (LOSS INCREASE), DUE TO:	in '000 PLN	
	2004	2003
- refund of payment from profit of state held joint stock company from prior years		3
Total other obligatory deductions from profit (loss increase)		3

Note 36.

SHARE IN NET PROFITS (LOSSES) OF SUBORDINATED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD OF WHICH:	in '000 PLN	
	2004	2003
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		
- share in net profits	246 818	167 770

Note37.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	in '000 PLN	
	2004	2003
Profit / loss for the period	1 397 169	411 557
Distribution of profit / coverage of losses		411 557
- shareholders' dividend	100 000	
- transfer to reserve capital	1 297 169	411 557

Proposed distribution of profit, based on budget assumptions for the year 2005 approved by the Management Board and confirmed by the Supervisory Board on 20 December 2004.

Note 38.

INFORMATION USED IN THE CALCULATION OF EARNINGS PER ORDINARY SHARE AND DILUTED EARNINGS PER ORDINARY SHARE	in '000 PLN	
	2004	2003
Net profit (loss) for 12 months	1 397 169	529 587
Weighted average number of ordinary shares	200 000 000	200 000 000
Earnings (loss) per ordinary share	6.99	2.65
Weighted average diluted number of ordinary shares		
Diluted earnings per share (in PLN)		

Earnings per ordinary share is calculated as the relation of net profit of the Company for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of the Company in specific periods

EXPLANATORY NOTES

TO THE CASH FLOW STATEMENT

SA-R 2004

Explanatory Note Nr 1
to the Cash Flow Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENT
FOR THE PERIOD FROM 1 JANUARY 2004 TO 31 DECEMBER 2004

in '000 PLN

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	100	70	(30)
2.	Cash at bank	22 875	4 185	(18 690)
3.	Other cash and cash equivalents, of which:	5		(5)
	a) cash in transit	5		(5)
4.	Other monetary assets	252 462	317 789	65 327
	a) financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment - cash deposits, cheques, external bills of exchange and other financial assets	252 174	317 513	65 339
	b) interest from financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment	288	276	(12)
5.	Total cash and cash equivalents presented in the cash flow statement	275 442	322 044	46 602
	including restricted cash and cash equivalents	x	26 448	x

Explanatory Note Nr 2
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in provisions
for the period from 1 January 2004 to 31 December 2004

		in '000 PLN
Item	Description	Change
1	2	3
1	Provisions from the balance sheet	93 917
2	Deferred income tax provisions- item recognised in equity	2 923
3	Change in provisions in the cash flow statement (1-2)	90 994

Change in debtors
for the period from 1 January 2004 to 31 December 2004

		in '000 PLN
Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	(56 216)
2	Long-term debtors from the balance sheet	89
3	Debtors due to investment activity	4 753
4	Change in debtors in the cash flow statement (1+2-3)	(60 880)

Change in cash and cash equivalents
for the period from 1 January 2004 to 31 December 2004

		in '000 PLN
Item	Description	Change
1	2	3
1	Cash and cash equivalents from the balance sheet	46 168
2	Change in cash and cash equivalents due to exchange rate differences	(416)
3	Change in cash and cash equivalents in the cash flow statement (1-2)	46 602

Explanatory Note Nr 2 – cont.
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in liabilities
for the period from 1 January 2004 to 31 December 2004

in '000 PLN

Item	Description	Change
1	2	3
1	Short term liabilities in the balance sheet	145 830
2	Loans	775
3	Bank loans	108 854
4	Other short term financial liabilities	(244 772)
4.1	Financial liabilities due to factoring recognised in operating activities of the cash flow statement	(26 793)
4.2	Other short term financial liabilities in the balance sheet	(217 979)
5	Expenditures from other special funds	(28)
6	Liabilities due to investing activities	41 602
7	Other long term liabilities	
8	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6+7)	239 399

Change in prepayments and accruals
for the period from 1 January 2004 to 31 December 2004

in '000 PLN

Item	Description	Change
1	2	3
1	Accruals (in the balance sheet)	17 540
2	Negative goodwill	
I	Change in accruals (1-2)	17 540

in '000 PLN

Item	Description	Change
1	Long term prepayments	(2 631)
2	Long term prepayments due to income tax - items recognised in equity	80 584
3	Short term prepayments	(925)
II	Change in prepayments (1-2+3)	(84 140)
III	Change in prepayments in the cash flow statement (I+II)	(66 600)

Explanatory Note Nr 3
to the Cash Flow Statement

DESCRIPTION OF ADJUSTMENTS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF ADJUSTMENTS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE CASH FLOW STATEMENT

in '000 PLN

Item	Financial statement item	2004	2003
I.	Other items of operating activities in the cash flow statement, of which:	578 573	111 638
1.	valuation of derivative and embedded instruments	1 279 815	143 881
2.	adjustment of revaluation reserve from realised and unrealised exchange rate differences on bank loans	78 016	49 557
3.	the gross effects of valuation related to changes in principles for applying exchange rates, settled in retained profit from prior years	16 711	6 992
4.	hedging deposits paid, made by the Company in relation to open hedging transactions entered into	57 968	(74 266)
5.	prepaid commissions on bank loans	22 031	
6.	adjustment of cash flow due to settlement of commodity hedging instruments in operating income	(946 209)	9 139
7.	adjustment of valuation of shares due to additional payment to capital	(45 112)	(45 112)
8.	debt securities of DIALOG S.A. forgiven	70 000	
9.	adjustment due to changes in methodology for estimating provisions for mine closure costs	(28 476)	
10.	adjustments due to changes of accounting principles	82 272	
II.	Other inflow from investing activities	4 410	920
1	repayment of short-term loans	4 410	920
III.	Other outflow from investing activities in the cash flow statement, of which:	(13 756)	(8 768)
1	costs of liquidation of tangible and intangible assets	(8 186)	(2 983)
2	granting of short-term loans	(5 292)	(5 785)
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE ANNUAL FINANCIAL STATEMENTS SA-R 2004

Additional Explanatory Notes
Note Nr 1.1

INFORMATION ON FINANCIAL INSTRUMENTS

in ' 000 PLN

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Other liabilities	Loans and receivables originated *	Financial assets held to maturity	Financial assets available for sale
1.	Beginning of the period	398 260	397 126	244 620	253 606	1 428 802	451 250
2.	Increase	265 228	222 156	302 956	47 617 919	127 848	10 838
	- acquisition, creation, drawing	264 841	222 156	300 445	47 617 783	127 708	1 338
	- valuation	387					
	- revaluation			2 511	136	140	
	- reclassification						9 500
	- other						
3.	Decrease	326 032	304 886	244 349	47 544 088	839 436	438 750
	- disposal, release, repayment	319 227	301 610	229 977	47 528 700	752 001	
	- valuation		2 384	14 064	15 388		
	- revaluation						
	- reclassification						438 750
	- other			. 308		87 435	
	- changes of accounting principles	6 805	892				
4.	End of the period	337 456	314 396	303 227	327 437	717 214	23 338
of which :							
4.1	presented in balance sheet with indication of item	337 456	314 396	303 227	327 437	717 214	23 338
	Other short term financial assets - derivative instruments held for trading	337 456					
	Long term liabilities-bank loans			11 028			
	Long term liabilities- liabilities due to leasing			28 022			
	Short term liabilities-bank loans			229 667			
	Short term liabilities- liabilities due to leasing			7 717			
	Other financial liabilities - derivative instruments held for trading		314 396				
	Other financial liabilities – factoring			26 793			
	Long term financial assets-loans granted				598		
	Short term financial assets-loans granted				9 190		
	Other cash assets - bank deposits				317 513		
	Other cash assets - unpaid interest on debt securities, loans and bank deposit				136	140	

	Long term securities					679 800	
	Trade liabilities - liabilities from settlement of derivative instruments		0				
	Long term financial assets - shares						23 338
	Long term financial assets - other securities					37 274	
4.2	in off-balance sheet items						

** excluded from receivables originated are debtors and liabilities related to the physical delivery of goods*

Recognition of hedging transactions

				in ' 000 PLN
Item	Description	Financial assets - hedging derivative instruments	Financial liabilities - hedging derivative instruments	Financial liabilities - hedging bank loan
1.	Beginning of the period	77 565	537 165	1 328 292
2.	Increase	148 880	218 216	
	- acquisition, creation, drawing	148 880	218 216	
	- valuation			
	- revaluation			
	-reclassification			
	-other			
3.	Decrease	51 577	476 194	1 328 292
	- disposal, release, repayment	51 577	461 242	1 328 292
	- valuation			
	- revaluation			
	- other – security deposits		14 952	
4.	End of the period	174 868	279 187	

Additional Explanatory Notes
Note Nr 1.2.1

INFORMATION ON FINANCIAL ASSETS AND LIABILITIES
(OTHER THAN HEDGING INSTRUMENTS)

Other financial liabilities

I. As at 31 December 2004 the Company held liabilities due to the following bank loans:

1. An agreement dated 10 April 2004 for a bank loan in the amount of USD 50 mln for KGHM Polska Miedź S.A. organised by BRE Bank S.A. in Warsaw

a) Conditions for the bank loan drawn:
- final date to draw credit: 31 March 2005
- indebtedness due to credit granted: USD 25 mln
- interest: LIBOR 1M + 0.47 percentage points due to bank margin
- final instalment payment date: 22 November 2005
- security for credit repayment: security bill of exchange in blanco with attached bill of exchange declaration
- the final interest period began on 20 December 2004 and ended on 20 January 2005, interest (LIBOR + margin) during this period is 2.88%, while the value of interest paid on 20 January 2005 is USD 62 thousand.

b) Measurement as at 31 December 2004:
- as these bank loans are not quoted on an active market, it is not possible to determine a fair value for them. Consequently these bank loans were measured at their book value, converting USD to PLN based on the average USD/PLN exchange rate of the National Bank of Poland as at 31 December 2004 of 2.9904.

Measurement of bank loan per book value: PLN 74 832 thousand (Table nr 1)

2. An agreement dated 15 December 2004 for a bank loan in the amount of USD 50 mln for KGHM Polska Miedź S.A. organised by Bank Polska Kasa Opieki S.A. in Warsaw

a) Conditions for the bank loan drawn:
- indebtedness due to credit granted: USD 50 mln
- interest: LIBOR 1M + 0.45 percentage points due to bank margin
- maturity: 21 December 2005
- security for credit repayment: declaration of submission to execution
- the subsequent interest period began on 31 December 2004 and ended on 31 January 2005, interest (LIBOR + margin) during this period is 2.85%, while the value of interest paid on 31 January 2005 is USD 121 thousand

b) Measurement as at 31 December 2004:
- as these bank loans are not quoted on an active market, it is not possible to determine a fair value for them. Consequently these bank loans were measured at their book value, converting USD to PLN based on the average USD/PLN exchange rate of the National Bank of Poland as at 31 December 2004 of 2.9904.

Additional Explanatory Notes
cont. Note Nr 1.2.1

Measurement of bank loan per book value: PLN 149 635 thousand (Table nr 1)

Table nr 1

	Measurement of bank loan in BRE Bank S.A.	Measurement of bank loan in Bank Pekao S.A.
Date of measurement	31 December 2004	31 December 2004
Accrued interest as at 31 December 2004 [in '000 USD]	24	4
Other payment [in '000 USD]*		35
Nominal value of bank loan [in ' 000 USD]	25 000	50 000
USD/PLN exchange rate per NBP fixing as at 31 December 2004	2.9904	2.9904
Book value [in '000 PLN]	74 832	149 636

*On 31 December 2004, due to technical reasons, the interest due on a bank loan in Bank Pekao S.A. in the amount of USD 34 687.11 was not paid. This amount was paid on 3 January 2005.

The above bank loans are presented in the balance sheet in the amount of PLN 224 467 thousand

3. Additionally the Company has access to credit lines in the following banks:
a) USD 10 mln – credit in a currency account in BRE Bank S.A.
b) USD 5 mln – credit in a current account in Bank Handlowy S.A.
c) PLN 71 mln – credit in a current account in Bank Pekao S.A.

As at 31 December 2004 the Company had not made use of these credit lines.

II. As at 31 December 2004 the Company held liabilities due to the following loans:

1. A loan granted by the Regional/National Environmental Protection and Water Management Fund
- long term: PLN 6 000 thousand – maturity of 16 December 2008, interest 4.00%
  PLN 2 400 thousand – maturity of 30 June 2006, interest 0.5 of the bill of exchange rediscount rate set by the NBP on an annual basis,
  PLN 2 628 thousand – maturity of 16 September 2010, interest 4.00%.
- short term: PLN 3 200 thousand – maturity of 20 December 2005, interest 0.5 of the bill of exchange rediscount rate set by the NBP on an annual basis,
  PLN 2 000 thousand – maturity of 16 December 2005, interest 4.00%.

III. Financial liabilities due to financial leasing

KGHM Polska Miedź S.A. leases assets based on four leasing agreements:
1. an agreement dated 30 August 2002 with Bank Austria Creditanstalt,
2. an agreement dated 3 December 2003 with Reiffeisen – Leasing Polska Spółka Akcyjna,
3. an agreement dated 12 February 2004 with KGHM METRACO sp. z o.o.,
4. agreement nr 93/IG/2004 dated 29 April 2004 entered into with the State Treasury.

Re: pt 1 Leasing agreement for tangible assets - computer hardware

The subject of the first agreement is the leasing of IBM computer hardware (servers). This agreement is valued at USD 1 427 thousand, being the initial payment – a cost of financing of USD 11 thousand was paid. The subject of the agreement is the acquisition of fixed assets for the purpose of providing hosting services managed by Dominet Bank S.A.

Additional Explanatory Notes
cont. Note Nr 1.2.1

Instalment payments are made monthly over a period of 60 months. Maturity is in October 2007. The agreement allows the shortening of the repayment period. Interest is based on WIBOR 1M. The financial liabilities due to this leasing agreement are subject to the risk of changes in cash flow due to changes in the WIBOR 1M rate. Pursuant to this agreement the Company has the right to expand the subject of the agreement. The assets which are the subject of this agreement have been insured by the Company against risk. In the first quarter of 2004 this agreement was converted into PLN. As at 31 December 2004 the amount of PLN 4 660 thousand remained to be paid.

Re: pt 2. Leasing agreement for tangible assets - aircraft

The subject of the second agreement is the leasing of an aircraft to be used by the Company. This agreement is valued at USD 1 361 thousand (which, based on the agreement's fixed exchange rate, is PLN 5 191 thousand) of which USD 680 thousand represents the initial payment. As at 31 December 2004 there remain to be paid 12 equity instalments in the amount of PLN 1 321 thousand. These equity instalments are made monthly over a period of 60 months. The agreement does not allow the shortening of the repayment period.
Expiry is 14 December 2005. Interest is based on LIBOR 1M from the last day of the month prior to payment. The financial liabilities due to this leasing agreement are subject to the risk of changes in cash flow due to changes in the LIBOR rate.
An additional security is a bill of exchange in blanco together with a bill of exchange declaration. Pursuant to this agreement the Company incurs the costs of taking over these assets.
The assets which are the subject of the leasing agreement have been insured by the Company.

Re: pt 3. Leasing agreement for tangible assets – Production line for salt

The subject of the leasing agreement signed with KGHM Metraco sp. z o.o. is a production line for the production of salt. Future payments are based on the net value of the equipment in the amount of PLN 5 934 thousand. The equity instalments are made monthly. Instalments amount to PLN 165 thousand. As at 31 December 2004, 25 instalments remained to be paid totalling PLN 4 121 thousand. The final instalment is to be made on 15 January 2007. Interest is based on WIBOR 1M, from the first working day of the month plus two percentage points. These leasing liabilities are subject to the risk of changes in cash flow due to changes in the WIBOR rate. The production line which is the subject of the leasing agreement is subject to a 24-month guarantee.

Re: pt 4. Leasing agreement for intangible assets – an agreement related to the use of (access to) geological information contained in the geological documentation of the " Głogów Głeboki" deposit.

The subject of the leasing agreement is the access given by the State Treasury, for a fee, to geological information presented in the geological documentation of the „Głogów Głeboki Przemysłowy" (Deep Industrial Głogów) copper ore deposit. The reason for acquiring this information was to prepare an application to receive a mining license to extract copper ore from the „Głogów Głęboki" deposit. Remuneration to the State Treasury amounts in total to EUR 8 214 554.00, in respect of which the first instalment amounted to EUR 814 554.00. The remaining remuneration due of EUR 7 400 000.00 is payable in ten equal annual instalments, by 30 June of each year. The Company received this licence in November 2004. This license was granted for a period of 50 years. These liabilities are not interest bearing, and are therefore recorded in the accounts at a discounted value. After discounting, the current value of these liabilities as at 31 December 2004 was EUR 6 285 thousand, i.e. PLN 25 637 thousand.
The securities attached to this agreement arise from the Civil Code and from the Law on Mining and Geology.

IV. Other financial liabilities - liabilities due to factoring

As at 31 December 2004 the Company showed commitments due to signed factoring agreement in the amount of PLN 26 793 thousand. These agreement were entered into between KGHM Polska Miedź S.A. and the bank

Pekao Faktoring Spółka z o.o. with its registered head office in Lublin. This is a short term liability and arises from the right of recourse of the bank (i.e. the factor) to KGHM Polska Miedź S.A. (i.e. the seller).

Loans and receivables originated

I. Loans granted – long term financial assets

As at 31 December 2004 KGHM Polska Miedź S.A. had long term financial assets due to granted loans in the amount of USD 200 thousand with a maturity of 31 July 2006

Table nr 2

	Measurement of loan granted to Congo S.P.R.L.
Date of measurement	31 December 2004
Date of interest payment	14 January 2005
Nominal value of loan [in '000 USD]	200
Interest rate [LIBOR + margin]	3.40%
Accrued interest as at 31 December 2004 [in '000 USD]	0.56
Accrued interest as at 31 December 2004 [in '000 PLN]	1.67
USD/PLN exchange rate per NBP fixing as at 31 December 2004	2.9904
Book value [in '000 PLN]	600

II. Loans granted – short term financial assets

As at 31 December 2004 KGHM Polska Miedź S.A. had short term financial assets due to granted loans in the amount of PLN 9 190 thousand, of which:

a) a loan of PLN 9 000 thousand granted to Energetyka Spółka z o.o. in Lubin with a maturity up to 31 December 2005

Table nr 3

	Measurement of loan granted to Energetyka Spółka z o.o.
Date of measurement	31 December 2004
Date of interest payment	14 January 2005
Interest coupon [in '000 PLN]	69
Nominal value of loan [in '000 PLN]	9 000
Interest rate [WIBOR 3M+ margin]	7.15%
Book value [in '000 PLN]	9 069

Additional Explanatory Notes
cont. Note Nr 1.2.1

The loan for Energetyka Sp. z o.o. was granted based on WIBOR 3M + a 0.5% margin from the date prior to the interest calculation date. Interest is calculated quarterly, using a year of 365 days. The loan is secured by giving the right to dispose of cash in the bank accounts of the borrower.

b) a loan of PLN 190 thousand granted to the sports association Stowarzyszenie Sportu i Rekreacji Zagłebia Miedziowego in Lubin with a maturity up to 30 June 2005

Table nr 4

	Measurement of loan granted to Stowarzyszenie Sportu i Rekreacji Zagłebia Miedziowego
Date of measurement	31 December 2004
Date of interest payment	30 June 2005
Accrued interest as at 31 December 2004 [in '000 PLN]	0.05
Nominal value of loan [in '000 PLN]	190
Interest rate	5.095%
Book value [in '000 PLN]	190

The loan granted to this association is based on a fixed annual percentage rate of 5.095%, using a year of 360 days.

As at 31 December 2004 included in the balance sheet is interest in the amount of PLN 30 thousand on the loan granted to Zagłębie Lubin Sportowa Spółka Akcyjna. This loan was repaid in December 2004.

III. Other cash assets.

As at 31 December 2004 the Company owned bank deposits payable up to 3 months, in a total amount of PLN 317 513 046.88, in the following currencies:
PLN – 67 081 525.48
USD – 78 806 000.00
EUR – 3 621 000.00

Free cash assets in bank accounts (PLN and foreign currencies) are invested in fixed term bank accounts in these same banks. These bank deposits, negotiated for periods from two to several days, have interest rates similar to inter-bank rates (based on WIBOR and LIBOR).
For automatic bank deposits (O/N) interest is based on an algorythm arising from an agreement entered into with the given bank.

Financial assets held to maturity

I. Investment in AIG Emerging Europe Infrastucture Fund

In 2004 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The fair value of the Company's investment in the AIG Fund as at 31 December 2004 amounted to PLN 49 981 thousand. The book value amounted to PLN 37 274 thousand.

In 2004 the Company received the total amount of PLN 20 526 thousand from the AIG fund, of which due to:
- the buyback of previously-purchased shares (decreased by newly - acquired shares): PLN 11 455 thousand
- profit realised from the buyback of shares : PLN 5 872 thousand

- net dividends paid: PLN 3 147 thousand
- distribution of fees paid to the fund: PLN 52 thousand

The Company also paid:
- a management fee of PLN 2 680 thousand, and
- covered project costs in the amount of PLN 192 thousand.

II. Long term securities - bonds of DIALOG S.A.

As at 31 December 2004 KGHM Polska Miedź S.A. holds bonds of DIALOG S.A. having a total value of PLN 679 800 thousand, of which:

a. 2 940 bonds having a total nominal value of PLN 294 000 thousand, purchased for the period from 15 July 2003 to 17 July 2006.
b. 3 858 bonds, series XXI, having a total nominal value of PLN 385 800 thousand, purchased for the period from 15 July 2003 to 18 December 2006.

Measurement of Telefonia Dialog S.A. bonds acquired in Bank Handlowy w Warszawie S.A. and in Bank Pekao S.A.

(Table nr 5)

	Measurement of bonds in Bank Handlowy S.A.	Measurement of bonds in Bank PeKaO S.A.
Date of measurement	31 December 2004	31 December 2004
Date of interest payment	31 January 2005	31 January 2005
Interest coupon [in '000 PLN]	1 658	2 674
Accrued interest as at 31 December 2004 [in '000 PLN]	53	87
Nominal value of bonds [in '000 PLN]	294 000	385 800
Interest rate[WIBOR 1M + margin]	6.64%	8.05%
Book value [in '000 PLN]	294 053	385 887

Justification:
Measurement made was based on amortised cost using the straight line method. As these bonds are not traded on an active market, it is not possible to estimate their fair value.

Additional Explanatory Notes
Note Nr 1.2.2

INFORMATION ON FINANCIAL ASSETS AVAILABLE FOR SALE OR HELD FOR TRADING, MEASURED AT THEIR AMORTISED COST AS AT 31 DECEMBER 2004

There was no measurement of financial assets which were available for sale or held for trading at an amortised cost.

Additional Explanatory Notes
Note Nr 1.2.3

ASSETS AND LIABILITIES WHICH WERE NOT MEASURED AT FAIR VALUE
AS AT 31 DECEMBER 2004

Item	Description	Carrying amount (in '000PLN)	Data on fair value (for purposes of disclosure)	Reasons for not determing fair value	Characteristics of financial instruments, whose value would be set on an active market on which financial instruments are publically traded, and whose pricing information is publically available	If fair value is lower than presented in balance sheet, reason for not applying adjustments in value
1	Financial assets	x	x	x	x	x
1.1	Share in other entities (not consolidated)	23 338	Lack of information on fair value	Lack of market data and defined maturity		
1.2	Debt securities – bonds of Telefonia Dialog S.A.	679 940	Lack of information on fair value	Lack of market data		
1.3	Loans granted	9 889	Lack of information on fair value	Fair value would be aproximated to carrying amount		
1.4	Other securities – AIG	37 274	49 981			
1.5	Other monetary assets – bank deposit	317 548	Carrying amount is fair value			
2	Financial liabilities	X	X	X	X	x
2.1	Bank and other loans	240 695	Lack of information on fair value	Fair value would be aproximated to carrying amount		
2.2	Liabilities due to leasing	35 739	Carrying amount is fair value			
2.3	Trade liabilities – settlement of derivative instruments	0	Carrying amount is fair value			
2.4	Liabilities due to factoring	26 793	Lack of information on fair value	Fair value would be aproximated to carrying amount		

In items 1.2,1.3,1.5,2.1 the carrying amount is presented with accrued interest, which in the balance sheet is presented in another item

Additional Explanatory Notes
Note Nr 1.2.4

INFORMATION ON CONTRACTS DUE TO WHICH FINANCIAL ASSETS ARE TRANSFORMED INTO SECURITIES, OR ON REPURCHASE CONTRACTS

The Company did not enter into repurchase contracts or into contracts in which financial assets were transformed into securities.

Additional Explanatory Notes
Note Nr 1.2.5

FINANCIAL ASSETS MEASURED AT FAIR VALUE, RECLASSIFIED AS ASSETS MEASURED AT THEIR AMORTISED COST

The Company did not reclassify financial assets measured at fair value as assets measured at their amortised cost.

Additional Explanatory Notes
Note Nr 1.2.6

INFORMATION ON PERMANENT DIMINUTIONS IN VALUE OF FINANCIAL ASSETS

There were no permanent diminutions in value of financial assets.

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR RECEIVABLES ORIGINATED

Item	Category of assets to which this interest is related	Interest income during the financial period (in '000 PLN)			
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule		
			up to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial debt instruments	97 839	140		
2.	Loans granted	208	101		
3.	Receivables originated (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)	5 762	35		

* interest income calculated based on interest rates arising from signed contracts

Additional Explanatory Notes
Note Nr 1.2.8

INFORMATION ON INTEREST ON REVALUED LOANS GRANTED OR RECEIVABLES ORIGINATED DUE TO PERMANENT DIMINUTIONS IN VALUE

There were no permanent diminutions in value of loans granted or receivables originated.

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

Item	Description	Interest costs in financial period (in '000 PLN)			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			up to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading				
2.	Other short term financial liabilities	2 053	227		
3.	Long term financial liabilities – non-hedging bank loan	4 227			
4.	Long term financial liabilities – hedging bank loan	28 856			

Additional Explanatory Notes
Note Nr 1.2.10 - 11

DERIVATIVE FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE COMPANY

The Company attempts to avoid unnecessary risk, and to limit those threats related to its basic activities to an acceptable level, which it obtains primarily through the use of hedging transactions.

The Company actively attempts to manage that risk to which it is susceptible by engaging in actions aimed at optimising its cash flow, which is based on maximising the flow of generated cash in relation to the risk associated with its generation, in order to increase the market value of the Company.

Risk management in the Company includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in copper and silver prices, in exchange rates and in borrowing rates),
- credit risk, and
- liquidity risk.

The main risk to which the Company is exposed in connection with its activities is the risk of changes in the prices of copper and silver, and currency risk. Fluctuations in the prices of these metals and in the exchange rate have a significant impact on the financial results of the Company.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

COMMODITY PRICE RISK

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market, due to which they are susceptible to the speculative activities of large investment funds.

The Company manages its price risk, which is related to changes in metals prices, using forwards, swaps and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the Company enters into commodity swaps, which permit customers to be offered the requested price and the Company to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a result the Company always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

CURRENCY RISK

Currency risk is important to the Company since it impacts on the Company's revenues from export contracts expressed in foreign currencies, while the functional currency for the Company is the Polish złoty. Other revenues from the domestic sales contracts for products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate. This is the reason why the Company actively manages the currency risk.

The Company hedges projected revenues which are exposed to currency risk using currency forwards, and options strategies. The Company intends to protect in this way its future sales expressed in foreign currencies.

As its revenues are denominated in foreign currencies, the Company also takes on liabilities in these currencies. Thus the loans drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

INTEREST RATE RISK

The Company is exposed to the risk of changes in interest rates in the case of drawing new or refinancing existing debt.
The Company did not hedge interest rate risk in 2004.

CREDIT RISK

The Company is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which the Company invests, or whose securities it purchases.

Due to the derivative transactions, the Company is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RISK MEASUREMENT

KGHM Polska Miedź S.A. quantifies the amount of risk to which it is exposed and attempts to express it in a unified and complete manner, which comprises all of the various types of risk. Due to the fact that the decidedly greatest and most significant risk is that of market risk – changes in metals prices and changes in the exchange rate – as well as to the ability to measure such risk, and therefore to express it objectively, the Company quantifies this risk.

The basic methods for measuring the market risk to which KGHM Polska Miedź S.A. is exposed are:

- scenario analysis, and
- stress tests.

Scenario analysis is based on simulations of changes in the results of the Company or of changes in specific items in the Company (e.g. cash flow from transactions using derivative instruments), using various levels of assumed risk factors. Scenario analysis attempts to answer the question as to what degree the value of a given position may change under normal market conditions. For this reason changes in such factors should be relatively typical from the point of view of analised market.

Stress tests are aimed at simulating changes in values for a given position, due to extreme changes in market factors.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued at their fair value. Balance sheet line items in which they are included are shown below:

Item of balance sheet	31 December 2004 [in '000 PLN]	31 December 2003 [in '000 PLN]
Short term financial assets	512 324	474 272
Short term liabilities	(608 535)	(917 810)
Total	(96 211)	(443 538)

LIST OF HEDGING INSTRUMENTS AS AT THE BALANCE SHEET DATE						
Type of financial instrument	Volume/Notional Cu[t] Ag['000 troz] Currrency ['000 USD]	Avg. weighted price/Exc. rate CU[USD/t] Ag[USD/troz] Currrency [PLN/USD]	Fair value [in'000 PLN]			
			31 December 2004		31 December 2003	
			Financial assets	Financial liabilities	Financial assets	Financial liabilities
HEDGING INSTRUMENTS WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed*	14 200	1 791		(57 510)		(307 811)
Swaps - exchange of fixed prices for floating					57	
Collar contracts*	109 750	2365.5 - 2690	12 787	(138 817)	1 990	(86 568)
Bought put options	45 000	2 450	117			
Copper - total			12 904	(196 327)	2 047	(394 379)
Silver						
Swaps - exchange of floating prices for fixed*	17 100	6.0147	7 412	(53 693)		(105 320)
Silver - total			7 412	(53 693)		(105 320)
Curency						
Forwards - sale	69 000	4.15	76 581		48 120	
Collar contracts	60 000	4.10 – 4.35	58 642	(2)		
Currency- total			135 223	(2)	48 120	
HEDGING INSTRUMENTS WITH A MATURITY OVER 12 MONTHS						
Copper						
Collar contracts	46 500	2500 - 2800	19 328	(29 951)		
Copper - total			19 328	(29 951)		
Silver						
Swaps - exchange of floating prices for fixed	7 800	6.394	0.6	(14 166)		(28 042)
Silver - total			0.6	(14 166)		(28 042)
Curency						
Forwards - sale					27 435	
Currency - total					27 435	
Hedging instruments - total			174 868	(294 139)	77 602	(527 741)
Total (balance)			(119 271)		(450 139)	

** The Company makes use of commodity hedging instruments, in which the base asset is the average monthly copper price from the London Metal Exchange and the average monthly silver price from the London Bullion Market. These are settled on the second working day of the following month. This means that hedging instruments for the month of December 2004 are settled on 5 January 2005. On the balance sheet date they were valued at their fair value and recognised in the list of hedging instruments. On the other hand, accounting principles state that the effective part of settled cash flow hedging transactions should be transferred from equity to the income statement in the financial period in which the hedging positions were realised. This means that the effective part of December commodity transactions have already been transferred from equity to the income statement, despite the fact that they were only settled on 5 January 2005. The result of settlement of the effective part of these transactions therefore is included in the amount of PLN 911 294 thousand which was transfered from equity. These principles relate to swaps – the exchange of floating copper prices for fixed prices (volume: 14 200 tonnes, average weighted price: 1791 USD/t and fair value: (PLN 57 510 thousand), copper collar contracts (volume: 10 000 tonnes, average weighted price: 1774-1894 USD/t and fair value: (PLN 37 409 thousand) and to swaps contracts – the exchange of floating silver prices for fixed prices (volume: 2 250 000 troz, average weighted price: 5.0166 USD/troz and fair value: (PLN 14 045 thousand).*

LIST OF INSTRUMENTS HELD FOR TRADING AS AT THE BALANCE SHEET DAY						
Type of financial instrument	Volume/Notional Cu[t] Ag['000 troz] Currrency ['000 USD]	Avg. weighted price/Exc. rate CU[USD/t] Ag[USD/troz] Currrency [PLN/USD]	Fair value [in'000 PLN]			
			31 December 2004		31 December 2003	
			Financial assets	Financial liabilities	Financial assets	Financial liabilities
INSTRUMENTS HELD FOR TRADING WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps-exchange of fixed prices for floating	2 500	2 063	8 094		26 440	
Swaps - exchange of floating prices for fixed	2 500	2 054		(8 161)		(61 906)
Bought call options	1 500	2 200	4 241		100 511	
Bought put options					66	
Sold put options	123 725	2 212		(1 400)		
Sold call options	37 425	3 000		(27 512)		(146 621)
Copper - total			12 335	(37 073)	127 017	(208 527)
Silver						
Swaps - exchange of fixed prices for floating	16 150	5.108	86 677		68 088	
Swaps - exchange of floating prices for fixed	15 750	5.1127		(83 992)		(54 106)
Sold call options	7 200	6.2500		(19 037)		
Silver - total			86 677	(103 029)	68 088	(54 106)
Curency						
Sold forwards	204 000	4.05	210 397		130 274	
Bought forwards	204 000	3.72		(142 302)	51	(30 437)
Sold call options	60 000	4.10				(5 144)
Currency- total			210 397	(142 302)	130 325	(35 581)
Embedded instruments						(2 384)
INSTRUMENTS HELD FOR TRADING WITH A MATURITY OVER 12 MONTHS						
Copper						
Sold put options	46 500	2 040		(3 777)		
Copper - total				(3 777)		
Silver						
Swaps - exchange of fixed prices for floating	5 100	5.1624	28 047		71 240	
Swaps - exchange of floating prices for fixed	5 100	5.1821		(27 747)		(68 091)
Sold put options	600	5.6000		(468)		
Sold call options						(14 409)
Silver - total			28 047	(28 215)	71 240	(82 500)
Curency						
Sold call options						(6 971)
Currency - total						(6 971)
Instruments held for trading- total			337 456	(314 396)	396 670	(390 069)
Total (balance)			23 060		6 601	

Other information in respect of derivative financial instruments

Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The Company does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the Company's competitive position.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial statements.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

CASH FLOW HEDGES

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial statements. These principles require that the effective portion of the result from the valuation of hedging transactions in the period in which such transactions are designated as future cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the income statement when the hedged item is realised.

On 1 June 2000 the General Shareholders Meeting decided to establish a separate position in equity relating to the valuation of hedging transactions.

The tables below present respectively the equity balance and changes in equity due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

AMOUNTS RECOGNISED IN EQUITY	31 December 2004 [in '000 PLN]
Revaluation reserve – hedging transactions against commodities risk (copper, silver)	(117 467)
Revaluation reserve – hedging transactions against exchange rate risk – forwards and options	207 467
Revaluation reserve – hedging transactions against exchange rate risk – foreign currency bank loans	128 251
TOTAL REVALUATION RESERVE	218 251

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in the options' intrinsic value.

Gains and losses on cash flow hedging instruments

	31 December 2004 [in '000 PLN]
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(370 028)
Amount recognised in equity in the current financial period due to effective hedging transactions	(323 015)
Amount transferred from equity to the income statement in the financial period	911 294
Amount eliminated from equity and recognised in the carrying amount of the hedged non-finacial asset or liability	-
Gains and losses accumulated in equity on cash flow hedges at the balance sheet date	218 251

Additional Explanatory Notes
Note Nr 2

OFF - BALANCE SHEET LIABILITIES AND DEBTORS
AS AT 31 DECEMBER 2004

Item	Type of liability	in '000 PLN	
		Total amount	Date
1	2	3	4
1.	CONTINGENT DEBTORS due to:	105 267	
1.1	received guarantees		
-	of which from related entities		
1.2	disputed State budget issues	103 934	undefined
1.3	other items	1 333	undefined
-	of which from related entities		
2.	CONTINGENT LIABILITIES due to:	7 678	
2.1	granted guarantees to related entities	7 678	
	of which to related entities	7 678	
-	of which :	1 517	31.05.2005
		3 755	30.04.2005
		2 386	15.10.2005
		20	31.08.2006
3.	OTHER OFF - BALANCE SHEET LIABILITIES due to:	311 654	
3.1	contingent penalties	732	undefined
3.2	perpetual usufruct of State Treasury land	187 726	undefined
3.3	leased fixed assets	3 567	undefined
3.4	commitments due to implementation of R&D projects and other unrealised agreements	118 110	undefined
-	of which toward related entities		
3.5	disputed issues, pending court proceedings	1 499	undefined
3.6	other liabilities	20	undefined

Note to item 1.2 Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation of Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be subject to audits by tax authorities, whose regulation of the system of taxation grants them the right to impose additional liabilities, interest and penalties.
The existance of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and harmonious system of taxation. Tax bodies, operating within their assigned spheres of competance, are authorised to conduct audits and to examine records relating to commercial transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge the Company with additional taxation as well as interest and penalties. In the opinion of the Management Board, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

Additional Explanatory Notes
Note Nr 3

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES AS AT 31 DECEMBER 2004

At the end of 2004 the Company had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUES, COSTS AND RESULTS OF ABANDONED ACTIVITIES FOR THE PERIOD FROM 1 JANUARY 2004 TO 31 DECEMBER 2004

Item	Description			in '000 PLN
		Revenues	Costs	Result on abandoned activities
0	1	2	3	4
I.	Operations abandoned during the financial period	10 263	30 109	(19 846)
1.	Transfer of heating plant of the HM Legnica and HM Głogów smelters to the subsidiary Energetyka Sp.z o.o.	10 263	30 109	(19 846)
II.	Activities foreseen as being abandoned in the following financial year	1 466	935	531
2.	Transfer of an organised part of the Water Management Division to the subsidiary Energetyka Sp.z o.o.	1 466	935	531
III.	TOTAL (I+II)	11 729	31 044	(19 315)

Additional Explanatory Notes
Note Nr 5

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE OF THE COMPANY
FOR THE PERIOD FROM 1 JANUARY 2004 TO 31 DECEMBER 2004

Item	Description	in '000 PLN Amount
0	1	2
1.	Products transferred to fixed assets under construction, fixed assets for internal use of the Company	2 284
2.	Products transferred to inventories warehouse	26 052
3.	Costs of research work capitalised as intangible asssets	582
4.	Other	3 585
I.	TOTAL	32 503

Additional Explanatory Notes
Note Nr 6

EQUITY AND TANGIBLE INVESTMENTS
INCURRED AND PLANNED
FOR THE PERIOD FROM 1 JANUARY 2004 TO 31 DECEMBER 2004

Item	Description	in '000 PLN	
		Incurred in 2004	Planned in the next 12 months
0	1	2	3
I	Tangible investments	616 441	634 225
a	of which: environmental protection	19 226	47 428
II	Equity investments	704 248	359 865

Additional Explanatory Notes
Note Nr 7.1

INFORMATION ON TRANSACTIONS OF KGHM POLSKA MIEDŹ S.A. WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Entity with which the transaction was concluded	in '000 PLN			
		Transaction			
		Value of sales and other transactions	Subject	Value of purchase and other transactions	Subject
1.	Energetyka spółka. z o.o.			113 922	supply of heat, power and water
2.	CBPM "CUPRUM" spółka z o.o.			17 474	R&D and design work
3.	MCZ S.A.			10 775	medical services
4.	CBJ spółka. z o.o.			30 335	quality testing services
5.	Zagłębie Lubin SSA			4 765	sponsoring agreement
6.	KGHM Polish Copper Ltd	733 608	copper and silver products sales through intermediary services	62 651	copper concentrate
7.	KGHM Kupferhandelsges m.b.H.	271 326	copper products sales through intermediary services		
8.	KGHM Metraco spółka z o.o.	85 923	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	543 300	copper scrap, chemical materials, other
9.	Telefonia Dialog S.A.	97 670	interest bonds	702 775	telecommunications services, redemption of bonds, debtors due to bonds forgiven
10.	KGHM Metale S.A.			10 870	acquisition of shares of PHP Mercus Sp. z o.o.
11.	PHP Mercus sp. z o.o.			369 804	supply
12.	Pol-Miedź Trans spółka z o.o.	2 397	utilities and other	256 657	transport services
13	Minova-Ksante spółka z o.o.			6 767	purchase of materials

The above information includes typical business transactions as well as unusual transactions.
Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statements.

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 31 DECEMBER 2004

Item	Name of entity	in '000 PLN					
		Degree of management control %	Debtors	Liabilities	Operating and financial costs	Operating and financial revenues	Investment
1	2	3	4	5	6	7	8
1.	CBPM Cuprum Sp. z o.o.	100.00		12 786	17 502	32	
2.	KGHM Polish Copper Ltd.	100.00	14 013		59 580	725 410	
3.	Dolnośląska Spółka Inwestycyjna S.A.	77.46 directly owned + 22.54 indirectly owned	7	981	1 160	67	
4.	Miedziowe Centrum Zdrowia S.A.	100.00	39	988	10 875	512	
5.	KGHM Metale S.A.	100.00	130	14	468	2 000	
6.	Energetyka Sp. z o.o.	100.00	7 658	27 622	114 944	36 407	9 000
7.	Centrum Badań Jakości Sp. z o.o.	100.00	105	2 947	30 473	1 079	
8.	KGHM Kupferhandelsges mbH.	100.00	31 656			281 217	
9.	Pol-Miedź Trans Sp. z o.o.	100.00	574	7 568	253 769	2 690	
10.	Telefonia Dialog S.A.	100.00	37	280	2 789	98 366	679 800
11.	KGHM Congo sprl	99.98	21 580			5 407	598
12.	KGHM Metraco Sp. z o.o.	98.96	12 568	32 726	543 321	176 712	
13	Polkomtel S.A.	19.61	23	309	1 473	111	
14.	Zagłębie Lubin Sportowa Spółka Akcyjna	41.00 directly owned + 38.51 indirectly owned	7		4 767	111	
15	Minova –Ksante Sp. z o.o.	30.00	27	475	6 767	252	
16	PHP Mercus Sp. z o.o.	61.65 directly owned + 38.35 indirectly owned	138	33 547	369 885	1 671	
17	Interferie Sp. z o.o.	3.14 directly owned + 96.86 indirectly owned		72	3 717	9	
	Total*	X	88 562	120 315	1 421 490	1 332 053	689 398

*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statement.

Additional Explanatory Notes
Note Nr 8

INFORMATION ON JOINT VENTURES NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD IN 2004

In 2004 the Company did not have joint ventures with other entities

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN 2004

Item	Description	Average employment
0	1	2
1.	Employees:	17 730
a.	white-collar workers	4 202
b.	blue-collar workers	13 528
2.	Trainees	1
3.	Persons on maternity leave or unpaid leave	7
I	EMPLOYMENT IN TOTAL	17 738

Additional Explanatory Notes
Note Nr 10

INFORMATION ON THE TOTAL AMOUNT OF REMUNERATION, BONUSES OR OTHER BENEFITS PAID OR DUE, SEPARATELY FOR EACH MEMBER OF THE MANAGEMENT OR SUPERVISORY PERSONNEL OF THE ISSUER, IRREGARDLESS OF WHETHER THEY HAVE BEEN ACCOUNTED FOR IN COSTS OR WERE THE RESULT OF PROFIT DISTRIBUTION, AND IN THE CASE WHERE THE ISSUER IS THE PARENT ENTITY OR A SIGNIFICANT INVESTOR – SEPARATE INFORMATION ON THE VALUE OF REMUNERATION AND BONUSES RECEIVED DUE TO FULFILLING MANAGEMENT AND SUPERVISORY FUNCTIONS IN THE BODIES OF SUBSIDIARIES, JOINTLY CONTROLLED AND ASSOCIATED ENTITIES

Management Board	Period function fulfilled in 2004					in '000 PLN
		Remuneration paid or due for serving on Management Board	Benefits, income from other contracts	Compensation, equivalents for holidays, other	Income received in subsidiaries and associates	Total income in 2004
1	2	3	4	5	6	7
Wiktor Błądek	29.03-31.12	416	387		106	909
Jarosław Andrzej Szczepek	1.01-31.12	565	83		303	950
Andrzej Krug	29.03-31.12	328	38		135	501
Robert Nowak	22.11-31.12	71	3		7	81
Marek Szczerbiak	29.03-31.12	328	38		52	417
Stanisław Speczik	1.01-29.03	487	71	484	7	1 049
Andrzej Kowalczyk	28.03-16.11	261	41	7	39	348
Grzegorz Kubacki	1.01-29.03	251	32	56	48	388
Tadeusz Szeląg	1.01-29.03	513	42	666	15	1 236
Witold Bugajski	Recalled in 2003			53		53

Explanation: col. 3 "Remuneration paid or due for serving on Management Board" includes base wages, premium advance for the year 2004, annual premium for 2003 paid in 2004, annual bonus due to Miners Day; col.4 "Benefits, income from other contracts" includes wages received from R&D-related contracts, insurance, subsidies for housing rental expenses, co-financing of medical exams, contributions to the Employee Retirement Fund (PPE), subsidies for the purchase of miners clothing, ceremonial miners swords and related expenses; col.5 "Compensation, equivalents for holidays, other" includes compensation, wages from anti-competition contracts, jubilee bonuses paid after the recall of a member of the Management Board, equivalents for unused holidays, equivalency pay.

Supervisory Board	Period function fulfilled in 2004				in '000 PLN
		Remuneration for time served on Supervisory Board	Income from other contracts	Income received in subsidiaries and associates	Total income in 2004
1	2	3	4	5	6
Janusz Maciejewicz	1.01-31.12	68			68
Jerzy Markowski	1.01-31.12	65		42	107
Jan Rymarczyk	1.01-31.12	59		54	113
Józef Czyczerski	1.01-31.12	59	69		129
Leszek Hajdacki	1.01-31.12	59	81	32	172
Tadeusz Janusz	16.04-31.12	41			41
Ryszard Kurek	1.01-31.12	59	143	33	235
Elżbieta Niebisz	1.07-31.12	29			29
Marek Wierzbowski	1.01-31.12	59			59
Bohdan Kaczmarek	1.01-16.04	23			23
Jerzy Kisilowski	1.01-16.04	19			19
Jan Stachowicz	16.04-1.07	12			12

Explanation: col.4 "Income from other contracts" also includes wages for the work of employee-elected members of the Supervisory Board.

Additional Explanatory Notes
Note Nr 11

INFORMATION ON THE AMOUNT OF UNPAID ADVANCES, BANK AND OTHER LOANS, GUARANTEES, SECURITIES OR OTHER AGREEMENTS CREATING OBLIGATIONS TO BENEFITS TOWARDS THE ISSUER, A SUBSIDIARY, JOINTLY CONTROLLED ENTITY OR ASSOCIATE THEREOF

During the financial period the Company did not grant advances, bank or other loans, or guarantees to management and supervisory personnel. There remain no unpaid advances or bank or other loans in the accounts from prior years.

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL STATEMENTS FOR 2004

Item	Description of events	in '000 PLN
		Effect on financial result (+ , -)
0	1	2
1.	Refund of insurance premiums from TUW for 2003	2 475
2.	Operating income due to adjustment of costs for 2003	49
3.	Interest on VAT refund for 2001	1 871
4.	Interest on income tax for the years 1998 and 2001	1 206
5.	Additional interest on VAT for the years 2000 and 2001 not covered by provisions	(972)
6.	Refund of income tax overpayment for 1998, 2001 and 2003	727
7.	Additional interest on income tax for 2001	(1 888)
I.	TOTAL	3 467

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR 2004

Significant agreements.

1. On 5 January 2005 a contract was entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2005. The value of this contract is estimated at USD 156 675 thousand (i.e. PLN 476 386 thousand). This amount was estimated based on the copper price and the NBP exchange rate from 4 January 2005. This contract foresees contractual penalties for late payments.
   The total value of contracts entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the last 12 months is estimated at PLN 913 571 thousand.

2. On 10 January 2005 a contract was entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale in 2005 of 8 mm copper wire rod. It is estimated that the value of revenues from sales in 2005 may lie within a range of from USD 267 040 thousand, i.e. PLN 828 812 thousand to around USD 333 800 thousand, i.e. PLN 1 036 015 thousand. The value of revenues was estimated based on current copper prices on the LME and on NBP PLN/USD exchange rates, as well as on the degree to which options are utilised.

3. On 24 January 2005 a framework-type contract was entered into between KGHM Polska Miedź S.A. and Wieland Werke AG (Germany) for the sale of copper cathodes in the years 2006-2008. The value of this contract is estimated at USD 173 286 thousand (i.e. PLN 544 967 thousand) and was estimated based on the copper price and the NBP exchange rate from 21 January 2005. This contract foresees contractual penalties for late payments.
   The total value of contracts entered into between KGHM Polska Miedź S.A. and Wieland Werke AG during the last 12 months is estimated at PLN 726 623 thousand.

4. On 11 February 2005 a notarial agreement of donation was entered into between KGHM Polska Miedź S.A. (donator), and the entity Miedziowy Centrum Zdrowia S.A.- a subsidiary (donatee), in the amount of PLN 11 200 thousand. The funds acquired from this donation are to be used for the financing of medical equipment for heart and peripheral vessels examinations.
   KGHM Polska Miedź S.A. will execute payment of this donation in five equal annual instalments, payable by 31 January of each year. Payment of the first instalment will be made in March 2005.

Additional Explanatory Notes
Note Nr 14

INFORMATION ON RELATIONSHIP BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY, AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITY AND LIABILITIES.

The legal antecedent of the Company was a State-owned enterprise - Kombinat Górniczo-Hutniczy Miedzi in Lubin - transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA PRESENTED IN THE FINANCIAL STATEMENTS AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL STATEMENTS

There are some differences between the presented financial statements with respect to the comparative financial data versus those previously published in the financial statements for 2003, arising from the adjustment of comparative periods to the principles of accounting and methodology of presentation introduced on 1 January 2004.

	as at 31 December 2003 in '000 PLN
Value of assets prior to changes in methodology	8 695 345
1. change in the value of tangible fixed assets due to capitalisation of the costs of scrapping fixed assets	(6 762)
2. decrease of long term debtors due to additional payments to capital, due to accounting for shares by the equity method	(44 812)
3. changes in the value of long term financial assets - shares in subordinated entities accounted for by the equity method	(480 740)
4. deferred tax assets due to changes in principles for determining the costs of scrapping fixed assets	3 477
5. change in the exchange rate for valuation of short term debtors denominated in foreign currencies	2 528
6. decrease of short term debtors due to additional payment to capital due to accounting for shares by the equity method	(300)
7. change in the exchange rate for valuation of short term financial assets denominated in foreign currencies	8 457
8. decrease of debtors due to withdrawal of valuation of embedded instruments	(6 418)
9. disclosure of debtors subject to factoring	42 192
Value of assets after changes in methodology	8 212 967
Value of equity and liabilities based on previously-published data	8 695 345
1. change in exchange rate for valuation of hedging instruments recognised in revaluation reserve	35 455
2. effects of changes in methodology recognised in retained profit from prior years,due to:	
- change in exchange rate for valuation of assets and equity and liabilities	6 992
- changes in the value of long term shares in subordinated entities accounted for by the equity method	(645 824)
- withdrawal of valuation of embedded instruments	(10 755)
- changes in method for estimating the provision for costs of scrapping fixed assets	(33 175)

3. effects of changes in methodology recognised in the result of the current period, due to:	
- change in the exchange rate for valuation of assets and equity and liabilities	6 572
- changes in the value of long term shares in subordinated entities accounted for using the equity method	119 971
- withdrawal of valuation of embedded instruments	6 449
- changes in principles for determining the provision for costs of scrapping fixed assets	(14 962)
4. deferred tax provision due to:	
- change in exchange rate for valuation of assets and equity and liabilities	8 851
- withdrawal of valuation of embedded instruments	(1 219)
5. provision for costs of scrapping fixed assets	44 852
6. change in exchange rate for valuation of long term liabilities	(27 270)
7. change in exchange rate for valuation of short term liabilities	(19 615)
8. decrease of liabilities due to withdrawal of valuation of embedded instruments	(892)
9. disclosure of liabilities in an amount equalling factoring debtors	42 192
Value of equity and liabilities after changes in methodology	8 212 967

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

In relation to previously applied accounting principles, changes have been carried out in the current-period annual financial statements in the following areas:

- determination of the exchange rate for valuation of assets and equity and liabilities denominated in foreign currencies. The currency exchange rate of the bank in which the largest operations were executed has been replaced by the average exchange rate of the National Bank of Poland,
- recognition of an embedded derivative instrument in a contract denominated in currencies which are typical for a given type of transaction,
- accounting for long term shares in subordinated entities by the equity method,
- the methodology for estimating and presenting provisions for the closure of mines and other similar technological objects, in adaptation to the updated version of IAS 37 and IFRIC 1,
- the methodology for recognising financial assets, whose transfer (based on a factoring contract) does not qualify these assets to be excluded from the accounts, and
- presentation of the impact of accounting for shares in subordinated entities by the equity method. The result of this valuation was separated from financial activities and was presented in a separate item of the income statement as „Share in net profits (losses) of subordinated entities accounted for using the equity method".

The effects of changes in accounting principles in the current period decreased the retained profit in the amount of PLN 564 818 thousand in the following manner:

- the change in exchange rates increased retained profit from prior years — PLN 13 564 thousand
- the change in the valuation of long term shares by the equity method decreased retained profit from prior years — (PLN 525 852 thousand)
- the withdrawal of valuation of embedded instruments decreased retained profit from prior years — (PLN 4 393 thousand)
- the change in methodology for estimating the provision for scrapping fixed assets decreased retained profit from prior years — (PLN 48 137 thousand)

In addition, the change in the exchange rate for the valuation of future cash flow hedging instruments (including credit denominated in USD) increased revaluation reserve as at 1 January 2004 by the amount of PLN 35 455 thousand.

The impact of the valuation of long term shares on retained profit from prior years in the amount of (PLN 525 852 thousand) was reduced by (PLN 125 521 thousand) in relation to the effects presented in the comparable

data of the financial statement for 2003 (Half-year SA-P 2004 statement published on 23 September 2004).
This adjustment is due to changes in accounting principles or to corrections of fundamental errors in subordinated entities carried out in the second half of 2004, and settled in retained profit from prior years. This amount mainly relates to an adjustment of the shares in Telefonia Dialog S.A. due to a revaluation write-off of capitalised licensing fees in the amount of PLN 108 493 thousand.
Due to a re-examination of the reduction of the licensing and prolongation liabilities of the company Dialog S.A. carried out in 2003 by a licensing body, it was determined that the economic essence of this operation was a change in the initial purchase price of the telecommunications license, and not a cancellation of liabilities. The change of this price, which adjusts the liability, should adjust the capitalised cost of purchase and change the current value of this asset to the value resulting from revaluation. In order to change the previously-applied solution, the Company applied the principles of IFRS and Interpretation IFRIC1.

Additional explanatory notes
Note nr 18

CORRECTIONS TO FUNDAMENTAL ERRORS, THEIR REASON, DESCRIPTION AND IMPACT ON THE MATERIAL AND FINANCIAL SITUATION AND ON THE FINANCIAL RESULT

There were no fundamental errors in the current period in KGHM Polska Miedź S.A..

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial statements does not contain data on merged companies.

Additional Explanatory Note

Note nr 21

OTHER ADDITIONAL EXPLANATORY INFORMATION

INFORMATION ON THE COMMITMENT OF KGHM POLSKA MIEDŹ S.A. IN THE COMPANY DIALOG S.A.

As at 31 December 2004, the financial commitment of KGHM Polska Miedź S.A. in DIALOG S.A. comprised the following:

- investments in shares accounted for using the equity method – PLN 669 024 thousand,
- bonds stated at their purchase price – PLN 679 800 thousand.

The telecommunications market in Poland is changing dynamically, and DIALOG S.A. is in a phase of intensive growth aimed at gaining the largest number of subscribers, improving its subscriber structure by focusing on business customers, and at the development of additional services. In addition the Management Board of DIALOG S.A. in 2003 and 2004 consistently realised a restrictive program of optimising costs, which led to a clear improvement in the profitability of operating activities. In 2004 the company achieved an operating profit of PLN 79 365 thousand (EBITDA amounted to PLN 167 428 thousand).

The Management Board of KGHM Polska Miedź S.A. views the above actions as the basis for an increase in the value of DIALOG S.A., and holds the opinion that the results achieved by DIALOG S.A. in 2004 confirm the appropriateness of the activities undertaken, and permits the assumption that the consistently realised and approved course of action will lead to the economic development of the company, clarification of the value of the telecommunications assets and also to a more rapid increase in the value of these assets.

KGHM Polska Miedź S.A., through its representatives on the Supervisory Board, will monitor the permanence of the process of improvement in the financial situation of DIALOG S.A., and, keeping in mind its capacity for investment, will finance the growth of this subsidiary in a balanced manner.

Restructurisation of the debt od DIALOG S.A. towards KGHM Polska Miedź S.A. was carried out in 2004. On 24 November 2004 the Extraordinary General Shareholders Meeting of DIALOG S.A. resolved to increase the share capital of the company by PLN 630 000 thousand through the issuance of 6 300 thousand shares having a nominal value of PLN 100 each, to be used for the early redemption of bonds, which took place at the turn of November and December. These shares in the increased share capital were acquired by KGHM Polska Miedź S.A. and paid for entirely by cash. This change was court registered on 23 December 2004. At the same time KGHM Polska Miedź S.A. forgave PLN 70 000 thousand of bonds issued by the subsidiary.

In 2004, following restructurisation of the debt of DIALOG S.A., the Management Board of this company analysed the value of its assets. As a result a reliable forecast of cash flows was prepared, reflecting the current situation and the operating possibilities of DIALOG S.A. In accordance with value analysis principles, the forecast did not include the positive effects of the debt restructuring which was carried out. As at 31 December 2004 this subsidiary remained in the structure of the KGHM Polska Miedź S.A. Group, and up to the date of preparation of this financial statement a decision had not yet been made as to the future of DIALOG S.A., including the eventual sale of some or all of the shares of this company, this analysis was based on the value in use of assets committed in DIALOG S.A. The test which was carried out confirmed the carrying value of the assets committed in DIALOG S.A. under current conditions.

ADDITIONAL INFORMATION NECESSARY TO ENABLE HOLDERS OF LISTED SECURITIES RESIDENT IN THE UNITED KINGDOM TO OBTAIN ANY RELIEF FROM UNITED KINGDOM TAXATION TO WHICH THEY ARE ENTITLED IN RESPECT OF THEIR HOLDING OF SUCH SECURITIES:

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discuss with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
14 March 2005	Wiktor Błądek	President of the Management Board	
14 March 2005	Jarosław Andrzej Szczepek	First Vice President of the Management Board	
14 March 2005	Andrzej Krug	Vice President of the Management Board	
14 March 2005	Robert Nowak	Vice President of the Management Board	
14 March 2005	Marek Szczerbiak	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
14 March 2005	Jacek Sieniawski	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE COMPANY'S ACTIVITIES IN 2004

Lubin, March 2005

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2004

		1997	1998	1999	2000	2001	2002	2003	2004	Change % (2003=100)
Income statement										
Revenues from sales	'000 PLN	4 089 469	3 641 672	4 113 297	4 982 763	4 240 797	4 480 185	4 740 424	6 158 032	129.9
Profit from sales	'000 PLN	904 959	240 384	347 500	941 142	193 864	143 940	431 369	1 445 145	×3.4
EBITDA(1)	'000 PLN	1 203 165	562 402	540 246	1 238 588	259 526	425 199	653 246	1 643 043	×2.5
Profit before taxation	'000 PLN	914 023	310 048	(57 628)	795 090	(242 991)	310 080	522 766	1 445 903	×2.8
Net profit	'000 PLN	501 800	178 750	(169 899)	617 967	(281 503)	254 546	529 587	1 397 169	×2.6
Balance sheet										
Total assets	'000 PLN	4 936 662	4 974 870	4 883 709	5 756 870	7 739 361	8 155 072	8 212 967	8 948 436	109.0
Provisions	'000 PLN	216 453	206 181	712 902	772 912	1 250 685	1 354 599	1 366 117	1 460 034	106.9
Total liabilities	'000 PLN	629 369	568 717	473 902	607 509	2 819 758	2 645 247	3 219 824	1 984 257	61.6
Financial rations										
Earnings per share (EPS)	PLN	2.51	0.89	(0.85)	3.09	(1.41)	1.27	2.65	6.99	×2.6
Dividend per share (DPS) (2)	PLN	0.25	0.10	-	1.00	-	-	-	x	x
Price per share / Earnings per share (P/E)	x	5.2	14.0	(30.6)	8.3	(9.2)	10.6	9.9	4.5	45.5
Current liquidity	x	2.20	2.31	2.65	2.27	1.03	1.19	1.18	1.23	104.2
Quick liquidity	x	1.00	0.93	0.99	0.90	0.68	0.60	0.75	0.77	102.7
Debt ratio	%	14.2	13.5	14.3	15.9	37.0	34.2	41.0	24.0	58.5
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.0	79.0	75.2	75.0	99.7
Return on assets (ROA)	%	10.2	3.6	(3.5)	10.7	(3.6)	3.1	6.5	15.6	×2.4
Return on equity (ROE)	%	12.5	4.4	(4.9)	15.2	(7.8)	6.4	15.2	26.2	172.4
Production results										
Electrolytic copper production	t	440 644	446 837	470 494	486 002	498 451	508 674	529 616	550 066	103.9
Metallic silver production (3)	t	1 029	1 098	1 093	1 119	1 163	1 192	1 358	1 344	99.0
Macroeconomic data										
Copper prices on LME	USD/t	2 276	1 653	1 574	1 814	1 578	1 558	1 780	2 868	161.1
Silver prices on LBM	USD/kg	157	178	168	159	141	148	157	214	136.3
Exchange rate	PLN/USD	3.28	3.49	3.96	4.35	4.10	4.08	3.89	3.65	93.8
Other data										
Market value of shares at end of period	PLN/share	13.50	12.50	26.20	25.80	13.00	13.50	26.20	31.30	119.2
Tangible investments	'000 PLN	648 575	487 498	378 957	584 136	429 160	359 952	423 840	616 441	145.4
Equity investments (4)	'000 PLN	465 866	189 522	228 664	468 326	271 369	105 364	146 340	707 248	×4.8
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	1 545	1 603	1 825	113.8
Electrolytic copper production cost	PLN/t	5 527	5 556	5 836	6 156	6 328	6 305	6 237	6 660	106.8

(1) operating profit + depreciation

(2) dividend for financial year

(3) including 135 t of Dore silver in 2003

(4) including payment in 2002 and 2003 for the shares of DIALOG S.A. of PLN 100 mln each due to the increase in share capital registered in 2001, and PLN 630 mln in 2004 due to an increase in share capital of DIALOG S.A. concerning restructurisation of the debt of this company

In this report, financial data for 2003 were restated to comparable data as described in point 7 of the Introduction to the annual financial statements, while a description of differences in respect of previously-published statements may be found in additional explanatory note nr 16 in the financial statements. Data for the year 2002 are presented in accordance with the SA-R 2003 report.

TABLE OF CONTENTS

1. COMPANY DESCRIPTION

1.1. COMPANY ORGANISATION

Company activities

The activities of the Company primarily comprise:

- metals ore mining,
- the production of non-ferrous and precious metals, and of salt,
- the casting of light and non-ferrous metals,
- management of waste,
- wholesale sales based on direct or contractual payments,
- the warehousing and preservation of goods,
- financial holding associations,
- geological-exploratory activities, research and technical services,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional emergency rescue services,
- scheduled and non-scheduled air transport, and
- telecommunications and IT services.

Changes in the organisational structure

The number of Company Divisions has not changed in comparison to 2003. In 2004 the multi-divisional structure of the Company, functioning under the name KGHM Polska Miedź S.A., comprised a Head Office and 11 Divisions. A detailed description of the organisational structure of KGHM Polska Miedź S.A. as at 31 December 2004 is presented in the diagram below:

Diagram 1. Organisational structure of the Company as at 31 December 2004


KGHM Polska Miedź S.A.
MINING DIVISION "LUBIN"
MINING DIVISION "POLKOWICE - SIEROSZOWICE"
MINING DIVISION "RUDNA"
ORE ENRICHMENT PLANTS DIVISION
HYDROTECHNICAL DIVISION
"GŁOGÓW" COPPER SMELTER AND REFINERY
"LEGNICA" COPPER SMELTER AND REFINERY
"CEDYNIA" WIRE ROD MILL
HEAD OFFICE
EMERGENCY MINE-SMELTER RESCUE UNIT
CENTRAL DATA PROCESSING DIVISION
WATER MANAGEMENT DIVISION

The Supervisory Board of the Company

During the period from 1 January to 16 April 2004 the Supervisory Board was composed of the following persons:

- Bohdan Kaczmarek — Chairman
- Jerzy Markowski — Deputy Chairman
- Jan Rymarczyk — Secretary
- Jerzy Kisilowski
- Janusz Maciejewicz
- Marek Wierzbowski

together with the following employee representatives

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

During the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 16 April 2004 the following persons were recalled from the Supervisory Board: Bohdan Kaczmarek and Jerzy Kisilowski, while the following persons were appointed in their place: Tadeusz Janusz and Jan Stachowicz.

At a meeting of the Supervisory Board on 7 June 2004 Mr Janusz Maciejewicz was selected as Chairman of the Supervisory Board, while Mr Jerzy Markowski was selected as Deputy Chairman of the Supervisory Board.

During the Extraordinary General Shareholders Meeting on 1 July 2004, a member of the Supervisory Board, Mr Jan Stachowicz, submitted his resignation from the Board. Ms Elżbieta Niebisz was appointed in his place.

Following these changes the Supervisory Board was composed of the following persons through 31 December 2004:

- Janusz Maciejewicz — Chairman
- Jerzy Markowski — Deputy Chairman
- Jan Rymarczyk — Secretary
- Elżbieta Niebisz
- Tadeusz Janusz
- Marek Wierzbowski

together with the following employee representatives

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

The Management Board of the Company

During the period from 1 January to 29 March 2004 the Management Board of the Company was comprised of the following persons:

- Stanisław Speczik — President of the Management Board
- Grzegorz Kubacki — Vice President of the Management Board for Employee Affairs
- Jarosław Andrzej Szczepek — Vice President of the Management Board for Finance and Economics
- Tadeusz Szeląg — Vice President of the Management Board for Production

At a meeting of the Supervisory Board on 29 March 2004 the following persons were recalled from the Management Board: Stanisław Speczik, Grzegorz Kubacki and Tadeusz Szeląg.

At this same meeting of the Supervisory Board Mr Wiktor Błądek was appointed as President of the Management Board, while Mr Jarosław Andrzej Szczepek was appointed as First Vice President of the Management Board. In addition the following persons were appointed to the Management Board: Andrzej Kowalczyk, Andrzej Krug and Marek Szczerbiak. Following these changes the Management Board was comprised of the following persons:

- Wiktor Błądek — President of the Management Board
- Jarosław Andrzej Szczepek — First Vice President of the Management Board
  Vice President of the Management Board for Finance-Economics
- Andrzej Kowalczyk — Vice President of the Management Board for Equity Investments
- Andrzej Krug — Vice President of the Management Board for Employee Affairs
- Marek Szczerbiak — Vice President of the Management Board for Production

During a meeting of the Supervisory Board on 16 November 2004 Mr Andrzej Kowalczyk was recalled from the Management Board. At a meeting of the Supervisory Board on 22 November 2004 Mr Robert Nowak was appointed to the Management Board. Following these changes the Management Board was comprised of the following persons through 31 December 2004:

- Wiktor Błądek — President of the Management Board
- Jarosław Andrzej Szczepek — First Vice President of the Management Board
  Vice President of the Management Board for Finance-Economics
- Andrzej Krug — Vice President of the Management Board for Employee Affairs
- Robert Nowak — Vice President of the Management Board for Trade, Marketing and Hedging
- Marek Szczerbiak — Vice President of the Management Board for Production

1.2. BASIC OPERATIONS

Production results

The main objectives set by the Management Board with regard to production for the year 2004 were as follows:
- optimal utilisation of Company production capacity,
- minimalisation of production costs in all phases of the production process, and
- optimalisation of copper content in ore and concentrate.

The objectives set for the Company required fulfilment of the following tasks:
- improving the ore selection system,
- increasing work on drifts to prepare for the opening of new mining areas,
- full realisation of tasks aimed at reducing the environmental impact of the Company,
- coordinating the purchase and distribution of scrap,
- maintenance of the high quality of sulphuric acid production,
- continuous increase in wire rod quality and quantity of production,
- the co-ordination of divisional activities aimed at optimising inventory of copper-bearing materials,
- maintaining the high level of copper and silver recovery,
- maintenance of the high quality of refined electrolytic copper production along with an increase in electrorefining production capacity, and
- beginning the processing of previously unused types of copper-bearing materials in the form of secondary materials and concentrates.

In 2004 KGHM Polska Miedz S.A. received a license for the extraction of copper ore from the Głogów Głęboki Przemysłowy (Deep Industrial Głógów) deposit, which will ensure a resource base for maintaining a sufficiently high level of production, for as long a period of time as possible.

Work was completed on feasibility studies related to the construction of the new SW-4 shaft, together with infrastructure to allow the exhaustion of resources in the licensed area of the O/ZG „Polkowice-Sieroszowice" mine below 1000m. In December 2004 work was started on drilling exploratory holes for the sinking of this shaft.

In 2004 67% of the employees in the mining divisions continued to work in the multi-shift labor system (known as WSP) which was introduced in the mines in 2003. This improvement in labor organisation led to an increase in average daily ore extraction in the mining divisions by 4.4% as compared to 2003. In addition there was a decrease in the number of heavy machines in use by 2.6% alongside an improvement in the disposition of their utilisation.

On 19 September 2004 a fire occurred at the Solinox desulphurisation installation at the HM Legnica smelter. Clean-up and repair work continued until 28 February 2005. During this time there was normal functioning of a part of the pirometallurgical installation and of the smelter's electrorefining operations, utilising batch materials accumulated for use during maintenance and supplied by the HM Głogów smelter.

The re-start of smelter production without the Solinox installation, being basic equipment for protection of the air, required the obtaining of a change in the decision relating to permissable emissions to the atmosphere by the HM Legnica smelter. Such a decision was granted by the Voivode of Lower Silesia on 4 November 2004. This decision has been granted for the period of repairs of the installation, and is in effect until 15 March 2005.

The production results of KGHM Polska Miedź S.A. are presented in the tables below:

Table 1. Production results achieved in mining

	Unit	2002	2003	**2004**	Dynamika (%)
Copper ore (dry weight)*	'000 t	28 239	28 515	**30 307**	106.3
of which mineral exploited from deposit**	'000 t	26 117	25 831	**26 418**	102.3
Copper content in ore	%	2.01	1.99	**1.97**	99.0
Copper concentrate (dry weight)	t	1 894 995	1 880 466	**2 053 007**	109.2
Copper content in concentrate	%	26.53	26.76	**25.84**	96.6

** As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*
*** As defined by the Law on Mining and Geology dated 4 February 1994 with later changes and by executory provisions to the Law.*

The decrease of copper content in ore in relation to 2003 is mainly due to changes in geological conditions in mining regions exploited in 2004. Therefore in order to ensure planned production it was necessary to increase the extraction of copper ore.

The production of concentrate with a lower copper content is due to an increase in copper recovery during the enrichment process, which also means a reduction in the amount of copper in tailings. Consequently there is an increase in both the amount of concentrate as well as the amount of copper which is sent for processing by the smelters. These actions are justified by the high global copper prices.

Increased recovery during the enrichment process leads to a greater rate of production of concentrate than of ore extraction.

Table 2. Production results achieved in smelting

	Unit	2002	2003	**2004**	Change (2003=100%)
Copper products:					
Electrolytic copper	t	508 674	529 616	**550 066**	103.9
Wire rod	t	204 058	215 213	**231 223**	107.4
Round billets	t	17 994	15 719	**20 214**	128.6
Granular copper	t	1 574	1 718	**1 707**	99.4
Other metals:					
Metallic silver*	t	1 192	1 358	**1 344**	99.9
Metallic gold	kg	296	356	**527**	148.0
Crude lead	t	17 552	20 134	**21 015**	104.4
Other:					
Sulphuric acid	t	564 100	619 658	**604 305**	97.5
Copper sulphate	t	6 953	6 690	**6 871**	102.7
Nickel sulphate	t	1 955	2 070	**2 161**	104.4
Technical selenium	t	68	78	**83**	106.4

** Including 135 t of Dore silver in 2003.*

The increase in gold production by 48.0% as compared to the prior year was mainly due to the processing of gold-bearing materials in 2004 (84 kg), to an increase in gold content in anode slimes by 2% and to a reduction in the amount of gold in work in progress. Meanwhile the increase in the production of copper billets by 28.6% compared to 2003 was related to increased market demand.

Main directions in production

With respect to the assumptions of the development plan of the Company as approved by the Management Board of KGHM Polska Miedź S.A., of fundamental importance for the creation of the value of the Company will be the actions of the Company undertaken with respect to mining-smelting. A primary goal in this regard is to ensure a resource base sufficient to enable an appropriately high level of production, for as long a period of time as possible, and simultaneously to undertake activities aimed at a continuous improvement in the effective utilisation of production potential. The following enterprises will serve to achieve these goals:

with respect to mining

- continued investment in shafts: SG-1, SG-2 i R-XI together with infrastructure and initiation of construction of the new shaft SW-4,
- completion of construction of a central ventilation system for the R-IX shaft,
- improvement of the system for mining thin ore seams based on the room-and-pillar method, and the testing of systems based on machanised processing techniques through the use of combines,
- modernisation of the machinery park to reduce maintanance costs and to adapt the machines to geological conditions,
- improvement of the multi-shift labor system (known as WSP) to optimise utilisation of labor time,
- optimisation of processing capacity of individual areas of the Ore Enrichment Plants for processing of a greater flow of material from the mines,
- the application and general use of chemical modification methods in the case of hard-to-enrich semi-products of the ore enrichment process at the Polkowice Ore Enrichment Plant, and
- development of a technical project for the optimum system of dehydration and transport of concentrate from the Ore Enrichment Plants in the area of Rudna and Polkowice to the HM Głogów smelter.

with respect to smelting

- maintaining the quality and quantity of electrolytic copper production given the necessity to perform repairs of the flash furnace complex at the HM Głogów smelter, and completing liquidation of the effects of the fire caused at the HM Legnica smelter,
- increasing the scope of the processing of scrap having a complex and atypical chemical composition,
- maximum utilisation of the capacity of installations for the processing of refined electrolytic copper – the continuous casting of billets at HM Legnica and the production of wire rod at HM Cedynia,

- full utilisation of the supply of silver, gold, platinum metals, nickel and selenium occurring in copper-bearing ores,
- further development of the production capacity of the lead production section,
- the finalisation of enterprises related to the technology for recovering rhenium from weak acids, and
- technical realisation of technology for processing ore from the Kimpe mine in the DR of Congo.

Product sales structure

In 2004 there was an increase in the volume of copper and silver sales. 542 681 t of copper and copper products were sold, i.e. 3.6% (18 828 t) more than in 2003. In addition, sales of goods for resale includes 3 435 tonnes of wire rod produced from purchased cathode copper, with a value of PLN 37 572 thousand.

Silver sales increased to 1 366 t and were higher than in the prior year by 2.9% (39 t).

Table 3. Sales volume for primary products

	Unit	2002	2003	**2004**	Change (2003=100%)
Copper and copper products	t	534 594	523 853	**542 681**	103.6
of which export	t	353 247	350 616	**362 487**	103.4
Silver	t	1 198	1 327	**1 366**	102.9
of which export	t	1 092	1 233	**1 275**	103.4
Gold	kg	276	352	**476**	135.2
of which export	kg	2	76	**199**	×2.6

Table 4. Sales revenues for primary products* ('000 PLN)

	2002	2003	**2004**	Change (2003=100%)
Total	4 455 686	4 693 268	**6 057 340**	129.1
of which export	3 023 427	3 264 472	**4 204 634**	128.8
Copper and copper products	3 553 558	3 668 359	**4 907 396**	133.8
of which export	2 316 208	2 431 929	**3 276 057**	134.7
Silver	721 929	832 920	**902 543**	108.4
of which export	657 696	776 077	**831 987**	107.2
Gold	11 207	16 171	**22 343**	138.2
of which export	98	3 777	**8 929**	×2.4
Other products and services	168 992	175 818	**225 058**	128.0
of which export	49 425	52 689	**87 661**	166.4

** Including impact of commodity hedging transactions*

In 2004 there was an increase in revenues from the sale of copper and copper products of 33.8% (PLN 1 239 037 thousand). This increase occurred due to higher than in 2003 copper prices on global markets and to a higher volume of sales.
Revenues from the sale of silver were also higher. As compared to 2003 they were higher by 8.4% (PLN 69 623 thousand), being a result of higher average annual silver prices and to an increase in the quantitative amount of metal sold.
Revenues from sales in 2004 reflect the negative result on settlement of commodity hedging instruments in the amount of PLN 1 097 591 thousand. Also, in income from financial operations there was a profit from the realisation of currency hedging instruments of PLN 165 213 thousand.

Geographical product sales structure

The geographical structure of sales of copper and copper products did not significantly change in relation to the prior year – 33.2% of sales went to the domestic market, while 66.8% of the tonnage was exported. The largest foreign recipients of copper in 2004 were companies from Germany, France, the Czech Republic and China.

In 2004 sales were as follows:

- 295 562 tonnes of cathode, of which 29 687 tonnes went to the domestic market, with 265 875 tonnes being exported. Copper cathodes represented 54.5% of copper and copper products sales volume. The largest foreign recipients of copper cathodes were Germany, France, China and the Czech Republic.
- 226 817 tonnes of copper wire rod, of which 140 080 tonnes went to the domestic market, with 86 737 tonnes being exported. Wire rod represented 41.8% of copper and copper products sales volume. The largest foreign recipients of wire rod were the Czech Republic, Germany and Hungary.
- 20 162 tonnes of round copper billets, of which 10 287 tonnes went to the domestic market, with 9 875 tonnes being exported. Billets represented 3.7% of copper and copper products sales volume. The largest foreign recipients of billets were France, the Czech Republic and Taiwan.

In 2004, 1 366 tonnes of silver were sold, of which 6.7% (91 tonnes) went to the domestic market and 93.3% (1 275 tonnes) were exported. The largest foreign recipients of silver were Great Britain, Belgium, Germany, Thailand and the USA.

<u>Macroeconomic sales situation</u>

In 2004 there was a significant increase in global copper prices. Average electrolytic copper prices on the London Metal Exchange (LME) in 2004 increased to 2 868 USD/t and were 61.1% higher than in 2003, when they were at the level of 1 780 USD/t.

Global silver prices in 2004 reached the level of 214 USD/kg (6.66 USD/troz). Average annual silver prices on the London Bullion Market (LBM) were higher by 36.3% than in 2003, when they were at the level of 157 USD/kg (4.88 USD/troz).

Average monthly prices of copper on the LME and silver on the LBM in the years 2002-2004 are shown in the chart below:

Chart 1. Copper quotations on the LME and silver quotations on the LBM


Copper - USD/ t
Silver - USD/ kg
3 250
3 000
2 750
2 500
2 250
2 000
1 750
1 500
1 250
260
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Copper
Silver
2002
2003
2004

The average USD exchange rate in 2004 was 3.65 PLN/USD and was 6.2% lower than the rate achieved in 2003 (3.89 PLN/USD).

<u>Position of the Company on the copper and silver markets</u>
In 2004 global copper mining production amounted to 14 531 thousand tonnes (estimated data from CRU International Ltd). KGHM Polska Miedź S.A. produced 531 thousand tonnes of copper in concentrate, representing 3.7% of global production. During this same period global silver production amounted to 13 700 t (estimated data from CRU International Ltd). The Company produced 1 373 tonnes of silver in concentrate, representing 10.0% of global production.

<u>Contracts signed and impacting the Company's activities</u>
In 2004 the Company entered into the following significant contracts:

<u>Agreements related to the bond program of a subsidiary – DIALOG S.A.</u>
- Agreement dated 24 November 2004 regarding the early redemption of bonds of Telefonia DIALOG S.A. in the total amount of PLN 630 mln purchased by KGHM Polska Miedź S.A. in July 2003. Pursuant to the agreement KGHM Polska Miedź S.A. will obtain shares in the increased share capital of Telefonia DIALOG S.A. for PLN 630 mln, while the funds obtained from this increase in share capital will be used for the redemption of bonds.
- Agreement dated 30 November 2004 entered into between KGHM Polska Miedź S.A. in Lubin and Telefonia DIALOG S.A. in Wrocław, which forgives the debt of Telefonia DIALOG S.A. in the amount of PLN 70 mln arising from the issuance of 700 bearer bonds. These bonds were issued as part of the Issuance Agreement dated 19 December 2001 entered into with Bank Polska Kasa Opieki Spółka Akcyjna and Powszechna Kasa Oszczędności Bank Polski S.A. and obtained by KGHM Polska Miedź S.A.

<u>Trade agreements of the Company (value of agreements based on data current at the time agreement signed)</u>
- Contract for the sale of copper cathodes in 2004 signed on 27 January 2004 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London. The value of sales revenues in 2004 was estimated at USD 98 420 thousand, i.e. around PLN 368 091 thousand.
- Annex signed on 30 January 2004 to a contract dated 28 January 2003 for the sale of copper wire rod

contract into 2004 and specified the amount of tonnage to be delivered in 2004. The value of revenues from sales in 2004 is estimated from USD 197 239 thousand (PLN 747 535 thousand) to USD 250 189 thousand (PLN 948 215 thousand).

- Framework contract for the sale of electrolytic copper in the years 2005-2010 signed on 8 June 2004, between KGHM Polska Miedź S.A. and China MINMETALS Nonferous Metals Co., Ltd. The value of the contract is estimated at USD 746 000 thousand, i.e. around PLN 2 786 000 thousand.
- Contract for the sale of copper cathodes in the years 2004-2008 signed on 14 July 2004 (with an annex dated 26 July 2004 and finally confirmed on 3 September 2004) between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam, Branch Office Lucerne (Switzerland). The value of the contract is estimated at USD 316 575 thousand, i.e. around PLN 1 153 220 thousand (value of contract based on data from 2 September 2004).
- Contract for the sale of copper cathodes in 2005 signed on 22 December 2004 between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH in Hettstedt. The value of sales revenues in 2005 is estimated at USD 178 228 thousand, i.e. around PLN 545 822 thousand.

Similarly as in prior years, in 2004 there were no significant changes in the sources of supply of KGHM Polska Miedź S.A. in materials for production, goods and services. Likewise, there was no dependence noted on one or more suppliers.

Transactions with related entities

In 2004 the Company entered into transactions with related entities. Among these the largest transactions for KGHM Polska Miedź S.A. involve those with KGHM Polish Copper Ltd. and KGHM Kupferhandlesges m.b.H. These comprised the sale of copper and copper products and of silver. Also of significance were the transactions of KGHM Metraco sp z o.o. related to the sale of Company products and to supplying the Company with scrap and chemicals.

Additionally the Company also entered into transactions with DIALOG S.A. with respect to restructuring the debt of this company. A list of all significant transactions with related entities may be found in the financial statements.

Changes in the level of Company computerisation

Changes related to the level of computerisation aiding management in the Company in 2004 involved completing implementation of the following projects:

- the primary part of the integrated system mySAP.com with respect to employee-remuneration modules,
- stage I of a system documenting, controlling and analysing the effectiveness and productivity of self-propelled mining machinery in the mines,
- „Principles for Coordination, Standarisation and Unification with respect to Teleinformation Technology in KGHM Polska Miedź S.A. and its Group",
- stage I of implementation of a Balanced Scorecard comprising the development and testing of a concept for implementing the system,
- calculating the cost of copper production by using data warehouse.

In addition, among those IT projects which were continued or initiated which are significant for the process of management in the Company are the following:

- A System of Information about land belonging to KGHM - implementation of a pilot system carried out,
- A System for Archiving and Distributing Electronic Documents – the project assumptions were defined and an execution schedule established, and a selection of software and hardware suppliers was made.

1.3. EMPLOYMENT AND REMUNERATION

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2004 was 17 767 persons, and was lower by 1.3% than at the end of the previous year. Average annual employment in KGHM Polska Miedź S.A. was 17 730 persons, and was lower than the level of employment in 2003 by 251 persons. This fall in employment was mainly the result of the transfer of employees from a power plant and from supply services of the smelters to companies of the Group.

Table 5. End-of-period employment (nr of persons)

	2002	2003	**2004**	Change (2003=100%)
Mines	11 632	11 431	**11 533**	100.9
Smelters	4 471	4 379	**4 037**	92.2
Other divisions	2 177	2 184	**2 197**	100.6
Total	18 280	17 994	**17 767**	98.7

In 2005 work will be continued aimed at further reductions of employment in the Company. An average annual level of employment of 17 525 is planned, i.e. 1.2 % lower than in 2004. The plan over the next several years foresees further, succesive reductions in employment by 2% annually, mainly due to natural fluctuations in staff and re-organisation.

Average remuneration

In 2004 there was a further, real increase in the average monthly wage in the Company. This was due to a 7% increase in basic wage rates from 1 January 2004 based on Additional Protocol Nr 4 of the Collective Labor Agreement for the Employees of KGHM Polska Miedź S.A., to an increase in wages for appx. 30% of employees from 1 July 2004 and to the payment of an additional bonus in the amount of 50% of the monthly wage.

Table 6. Average monthly wage (in PLN)

	2002	2003	**2004**	Change (2003=100%)
Mining divisions	5 073	5 536	**5 933**	107.2
Smelting divisions	3 956	4 256	**4 575**	107.5
Total	4 776	5 187	**5 597**	107.9

For 2005 a 10% increase in the average monthly wage is assumed. This increase is due to the following: an average increase in the basic wage rate by 9.3%, the payment of a special bonus of 50% of the so-called 14th wage, and an increase in the coal equivalent by 3.6%. The trade unions, calling attention to growing inflation and to the results of the Company, called for a higher level of the average monthly wage rate. The level of this rate is the result of negotiations with the trade unions in the Company. As at the date of preparation of this report an agreement had been signed with 3 of the trade unions, representing 45.1% of the employees of the Company (trade unions as a whole claim 73.4% of all employees). Over the next several years an annual one (1) per cent real increase in average wages is assumed for the Company.

Human resources management project – objectives for 2005 and beyond

As part of those projects which have been carried out and those planned with respect personnel and training, the following actions are being pursued:

- training in the Company is being re-organised, and is aimed at ensuring a coherent approach to training and its realisation, optimal utilisation of resources for training and savings from the effect of scale, the reduction of labor-intensive training services and the effective utilisation of the abilities of employees.
- in co-operation with a consulting firm a System for Managing the Human Resources of KGHM Polska Miedź S.A. is being prepared. Work in this regard was begun in August 2004, with completion of the project anticipated in September 2005. This project assumes the development and implementation within the SAP system of tools to enable the carrying out of a single policy for the management of human resources in KGHM Polska Miedź S.A.
- under analysis is an idea for re-organising and centralising employee services, which is aimed at reducing operating costs and at raising the quality and effectiveness of these services.

2. INVESTMENT AND DEVELOPMENT

2.1. TANGIBLE INVESTMENTS

In 2004 investments were financed by:
- the Company's own funds – PLN 613 813 thousand,
- the environmental protection fund – PLN 2 628 thousand.

Table 7. Investment expenditures ('000 PLN)

	2002	2003	**2004**	Change (2003=100%)
Mining	235 290	299 345	**483 289**	161.4
Smelting	86 262	96 951	**95 686**	98.7
Other	38 400	27 544	**37 466**	136.0
Total	359 952	423 840	**616 441**	145.4

Investment activities in 2004 were primarily aimed at tasks related to Company development and to replacing equipment. Details of the structure of realised investments are shown in the table below:

Table 8. Structure of realised investments ('000 PLN)

	2002	2003	**2004**	Share in structure (%)	Change (2003=100%)
Development, of which:	160 994	191 410	**281 255**	45.6	146.9
in mining	*114 356*	*140 643*	***230 758***	*37.4*	*164.1*
in smelting	*38 446*	*43 233*	***38 628***	*6.3*	*89.3*
Replacing equipment	144 426	151 423	**265 958**	43.1	175.6
of which mining equipment	*50 248*	*80 668*	***139 092***	*22.6*	*172.4*
Modernisation	24 132	44 210	**29 847**	4.8	67.5
Conformatory work	9 520	17 654	**11 963**	1.9	67.8
Other	20 880	19 143	**27 418**	4.4	143.2
Total	359 952	423 840	**616 441**	100.0	145.4
of which:					
IT	*28 093*	*22 302*	***30 264***	*4.9*	*135.7*
Ecology	*22 538*	*30 040*	***19 226***	*3.1*	*64.0*

In 2004 a loan of PLN 19 000 thousand was granted to the Company by the Regional Environmental Protection and Water Management Fund for financing a project titled „Proecological installation for the chemical modification of semi-products for the enrichment of copper concentrate at the Ore Enrichment Plant in Polkowice – Stage I: „Building of an installation for the chemical modification of waste from first stage cleaning in the Polkowice Ore Enrichment Plant with the use of 150 thousand tonnes of sulphuric acid". In 2004 the first tranche of PLN 2 628 thousand was used.

The most important tasks and facilities realised in 2004 were the following:
- continued construction of the R-XI shaft together with ventilation, and of the R-IX, SG-1 and SG-2 shafts to ensure full use of the mining capacity of the mines,
- beginning of initial work for construction of the SW-4 shaft – realisation of this investment will enable the „Polkowice – Sieroszowice" to avoid a decrease in ore extraction after the year 2010 by around 2 mln tonnes annually,
- acquiring a license for exploiting the Głogów Głęboki Przemysłowy (Deep Industrial Głogów) deposit,
- the continuation of tasks aimed at increasing the production capacity of the refing vats hall at the HM Głogów smelter – in 2004 the production capacity of the Copper Electrorefining Section was increased by 30 thousand tonnes of copper cathode annually,
- modernisation and replacement of the machinery park in the mines – of 1319 machines, 183 new machines were purchased in 2004,
- modernisation of the washing-cooling unit in HM Głogów,
- investments in the conveyor belt system,
- continued replacement of flotation machinery in the Ore Enrichment Plants,
- replacement and modernisation of smelter machinery and combines,
- modernisation of electrical power infrastructure and main equipment,
- continued modernisation of the flotation tailings hydrotransportation network, and
- expanding the Żelazny Most tailings pond and counteracting its negative impact on the environment.

The main areas of investment in the years 2005-2009 are the following:

- mining of the deposit in currently licensed areas and beyond these currently licensed areas by using the most modern techniques and technology to minimise operating costs,
- maintaining smelter production capacity at the level of 553 thousand tonnes of cathode copper annually,
- reducing smelter costs – modernisation of pyrometallurgy processing at the HM Głogów and HM Legnica smelters,
- diversifying production – the production of chemigypsum from waste sulphuric acid, construction of a lead refinery, construction of a de-oxygenated copper wire rod production line,
- ensuring the management and sale of sulphuric acid,
- minimising environmental impact, and
- other investments related to reducing costs.

2.2. EQUITY INVESTMENTS

In 2004 KGHM Polska Miedź S.A. realised equity investments in the total amount of PLN 707 248 thousand.
The following events occurred in the KGHM Polska Miedź S.A. Group in 2004:

Acquisition of shares in the increased share capital of companies. The purchase of shares.

- **DIALOG S.A.**

  On 24 November 2004 the Extraordinary General Shareholders Meeting of DIALOG S.A. resolved to increase the share capital of the company by PLN 630 000 thousand through the issuance of 6 300 thousand shares having a nominal value of PLN 100 each, to be used for the early redemption of bonds which took place at the turn of November-December 2004.

  All shares in the increased share capital were obtained by KGHM Polska Miedź S.A. and were paid for entirely by cash. The court registered this change on 23 December 2004. Following registration of these changes the share capital of DIALOG S.A. amounts to PLN 1 480 000 thousand and is entirely owned by KGHM Polska Miedź S.A.

  In addition, liabilities due to the acquisition by KGHM Polska Miedź S.A. of bonds in the amount of PLN 70 000 thousand were forgiven.

  These operations were aimed at restructuring the debt of the company due to the issuance of bonds in the total amount of PLN 700 000 thousand.

- **„Energetyka" sp. z o.o.**

  On 2 June 2004 there was court registration of a change in the share capital of the company „Energetyka" sp. z o.o. with its registered head office in Lubin. The share capital of the company was increased by PLN 61 842 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering the acquisition by a contribution in kind of PLN 56 842 thousand and cash of PLN 5 000 thousand. The share capital of the company after registration amounts to PLN 125 107 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of this entity.

  Those assets transferred as a contribution in kind are related to the Power Plant of the HM Głogów Copper Smelter and to the Power Plant of the HM Legnica Copper Smelter. Transferal of these assets is aimed at concentrating the power generation activities of KGHM Polska Miedź S.A. into a single entity, and at improving the structure of the Group by granting "Energetyka" sp. z o.o. the role of sole electrical and heating energy operator for KGHM Polska Miedź S.A.

- **PHP „MERCUS" - spółka z o.o.**

  On 5 April 2004 an agreement was signed between KGHM Metale S.A. and KGHM Polska Miedź S.A. for the sale of shares of PHP „MERCUS" - spółka z o.o. Based on this agreement KGHM Polska Miedź S.A. purchased 2 979 shares for PLN 6 400 thousand. On 20 April 2004 court registration was made of this increase in share capital by the company in the amount of PLN 1 317 thousand through the creation of 2 328 shares. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A. for the total amount of PLN 5 001 thousand.

  Following registration of this change in share capital, KGHM Polska Miedź S.A. became the owner of 5 307 shares of PHP „MERCUS" - spółka z o.o., representing 47.4% of the share capital of the company. The remaining shares in the share capital of PHP „MERCUS" - spółka z o.o. are owned by KGHM Metale S.A. The share capital of the company after registration amounts to PLN 6 474 thousand.

  On 28 December 2004 a further agreement was signed between KGHM Polska Miedź S.A. and KGHM Metale S.A. for the sale of shares of PHP „Mercus" – spółka z o.o. The Company purchased shares for the total amount of PLN 4 470 thousand. On 30 December 2004 ownership of these shares was transferred. As a result of this transaction KGHM Polska Miedź S.A. owns 61.65% of the shares of the company „Mercus". The remaining shares belong to KGHM Metale S.A.

The purchase of these shares is related to the objective of establishing PHP „MERCUS" - spółka z o.o. as the main supplier of the Divisions of KGHM Polska Miedź S.A.

- **Miedziowe Centrum Zdrowia S.A.**

On 8 October 2004 the Extraordinary General Shareholders Meeting of Miedziowe Centrum Zdrowia S.A. resolved to increase the share capital of the company by PLN 3 657 thousand through the issuance of 51 500 registered shares having a nominal value of PLN 71 per share. These shares were acquired for cash by KGHM Polska Miedź S.A.

This increase was court registered on 23 November 2004. Following registration of these changes the share capital of MCZ S.A. amounts to PLN 46 818 thousand.

KGHM Polska Miedź S.A. owns 100% of the shares of MCZ S.A.

- **POL-MIEDŹ TRANS spółka z o.o.**

On 26 April 2004 the Extraordinary General Shareholders Meeting of POL-MIEDŹ TRANS spółka z o.o. resolved to increase the share capital of the company by PLN 2 995 thousand, through the creation of 5 990 new shares. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A. covering them with a contribution in kind of PLN 2 995 thousand and cash of PLN 0.3 thousand. This increase in share capital was registered by the court on 20 August 2004. Currently the share capital of POL-MIEDŹ TRANS spółka z o.o. amounts to PLN 140 418 thousand.

The transfer of the above assets to POL-MIEDŹ TRANS spółka z o.o. was aimed at bringing order to the assets of KGHM Polska Miedź S.A. and POL-MIEDŹ TRANS spółka z o.o.

- **InfoMonitor Biuro Informacji Gospodarczej S.A.**

On 23 March 2004 court registration was made of the company InfoMonitor Biuro Informacji Gospodarczej S.A. KGHM Polska Miedź S.A. acquired 669 shares, paying for them entirely in cash in the amount of PLN 1 338 thousand, representing 16.73% of the share capital of the company.

The subject of activity of InfoMonitor Biuro Informacji Gospodarczej S.A. is the collection, storage and disclosure of economic information.

- **„INTERFERIE" Spółka z o.o.**

On 6 September 2004 the Extraordinary General Shareholders Meeting of „INTERFERIE" Spółka z o.o. resolved to increase the share capital of the company by PLN 9 821 thousand through the creation of 9 821 shares. All shares in the increased share capital were acquired by DSI S.A. The transferal by DSI S.A. of cash to the increased share capital took place on 10 September 2004. This increase was court registered on 30 September 2004. The share capital following registration amounts to PLN 47 821 thousand, while the share of KGHM Polska Miedź S.A. amounts to PLN 1 500 thousand (i.e. 3.14 %).

- **„Zagłębie" Lubin SSA**

On 24 May 2004 court registration was made of a change in the share capital of the company „Zagłębie" Lubin Sportowa Spółka Akcyjna with registered head office in Lubin. The share capital of the company was increased by PLN 2 000 thousand through the issuance of 2 000 registered ordinary shares. The new shares were acquired by PHP „MERCUS"- spółka z o.o. The total amount of PLN 2 000 thousand was paid to acquire these shares.

The share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna after registration amounts to PLN 5 193 thousand. KGHM Polska Miedź S.A. currently owns 2 129 shares of "Zagłębie" Lubin SSA representing 41.00% of the share capital, while PHP "MERCUS"- spółka z o.o. owns 2 000 shares representing 38.51% of the share capital.

Dividends received

KGHM Polska Miedź S.A. received a total of PLN 72 570 thousand in 2004, of which from:

- Polkomtel S.A. PLN 68 216 thousand,
- AIG Emerging Europe Infrastructure Fund PLN 3 237 thousand,
- MINOVA – KSANTE Spółka z o.o. PLN 542 thousand
- CBJ sp. z o.o. PLN 325 thousand,
- PTR S.A. PLN 250 thousand.

Dividends received from subordinated entities (Polkomtel S.A., CBJ sp. z o.o., MINOVA – KSANTE Spółka z o.o.) in the total amount of PLN 69 083 thousand, pursuant to the equity accounting method, adjusted the value of subordinated entities and are presented in the cash flow statement.

Other forms of financing Capital Group companies

Entities of the KGHM Polska Miedź S.A. Group were also financed by the granting of loans and the acquisition of bonds.

- **„Energetyka" sp. z o.o.**

  KGHM Polska Miedź S.A. on 23 July 2004 granted a loan to the company „Energetyka" sp. z o.o. in the amount of PLN 9 000 thousand to be used for the preparation of an investment involving the construction of steam-gas units with an estimated strength of 164 MWe and 84 MWe in Polkowice and Żukowice in order to produce electrical and heating energy to meet the needs of companies comprising the KGHM Polska Miedź S.A. Group, and heating energy for the municipal network. The date of repayment of this loan has been set at 31 December 2005.

- **„MCZ" S.A.**

  In 2004 KGHM Polska Miedź S.A. financed this company by a loan of PLN 3 500 thousand which had been granted in 2003. This loan was granted to ensure the company's liquidity. Pursuant to the agreement it was repaid by 31 December 2004.

- **„Zagłębie" Lubin SSA**

  On 25 February 2004 an agreement was entered into in Lubin between KGHM Polska Miedź S.A. and „Zagłębie" Lubin SSA for a loan of PLN 500 thousand. Maturity of the loan was set at 31 December 2004. This loan was granted to improve the company's liquidity and was repaid on time.

- **KGHM CONGO S.P.R.L.**

  KGHM Polska Miedź S.A. on 22 November 2004 granted a loan to the company KGHM CONGO S.P.R.L. in the amount of USD 200 thousand in order to cover on-going investment expenditures related to the preparation of a hydrometallurgical plant in the DR of Congo, in which cobalt-copper ore from the Kimpe deposit is to be processed.

  In addition on 28 February 2005 the Management Board of KGHM Polska Miedź S.A. resolved to grant a loan to KGHM CONGO S.P.R.L. in the amount of USD 900 thousand for the purpose of replacing the worn-out machine park and renovating the roadways to the Kimpe mine.

  The loan repayment schedule will be established by 30 June 2006.

- **DIALOG S.A.**

  In 2004 KGHM Polska Miedź S.A. maintained the financing of DIALOG S.A. At the turn of November-December 2004 DIALOG S.A. redeemed a portion of its bonds in the total amount of PLN 630 000 thousand. In addition on 30 November 2004 debtors were forgiven due to bonds issued by DIALOG S.A., and acquired by KGHM Polska Miedź S.A., in the amount of PLN 70 000 thousand.

  As at 31 December 2004 the total amount of debt of DIALOG S.A. towards KGHM Polska Miedź S.A. due to issued bonds amounted to PLN 679 800 thousand.

Other equity investments

In 2004 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The value of this investment in the Fund as at 31 December 2004 according to fair value was PLN 49 981 thousand, alongside a book value of PLN 37 274 thousand. In 2004 the Company received from the AIG fund the total amount of PLN 20 526 thousand, including due to the following:

- the buyback of shares (after subtracting the value of newly-acquired shares) PLN 11 455 thousand
- realised profit from the buyback of shares PLN 5 872 thousand
- dividend paid (net) PLN 3 147 thousand

The Company also paid a management fee of PLN 2 680 thousand and covered the costs of a project in the amount of PLN 192 thousand.

Other events

On 31 December 2004 court registration was made of a change in the status of the company „INTERFERIE": from that of a limited liability company ("spółka z o.o.") to that of a joint stock company ("spółka akcyjna"). Following registration of this change in the form of the company, the share capital of „INTERFERIE" S.A. remains at PLN 47 821 thousand and is divided into 9 564 200 shares having a nominal value of PLN 5 each.

Diagram 2. KGHM Polska Miedź S.A. Group structure as at 31 December 2004


KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
POL-MIEDŹ TRANS spółka z o.o. 100%
CBPM CUPRUM sp. z o.o. - OBR 100%
"Energetyka" sp. z o.o. 100%
DIALOG S.A. 100%
CBJ sp. z o.o. 100%
"MCZ" S.A. 100%
KGHM CONGO S.P.R.L. 100%
KGHM Metraco sp. z o.o 99%
TUW-CUPRUM 94%
PHP "MERCUS" - spółka z o.o. 62%
"Zagłębie" Lubin SSA 41%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19,6%
InfoMonitor Biuro Informacji Gospodarczej S.A. 17%
PTR S.A. 12%
INTERFERIE S.A. 3%
Dolnośląska Spółka Inwestycyjna S.A. 77%
PeBeKa SA 100%
INOVA Spółka z o.o. 100%
DFM ZANAM - LEGMET Sp. z o.o. 100%
INTERFERIE S.A. 94%
DKE Spółka z o.o. 50%
NATUROPAK Sp. z o.o. in liquidation 28%
DOL-EKO organizacja odzysku S.A. 20%
„Mercus Serwis" Sp. z o.o. 100%
„Lubinpex" Sp. z o.o. 94%*
„Mercus Bis" Sp. z o.o. 48%*
„Zagłębie" Lubin SSA 39%
* share prior to court registration
KGHM Metale S.A. 100%
Hefra S.A. 97%
AQUAKONRAD SA in liquidation 90%
PCPM S.A. 74%
Walcownia Metali Nieżelaznych spółka z o.o. 58%
PHP "MERCUS" - spółka z o.o. 38%
WM "Łabędy" S.A. 62%
Dolnośląska Spółka Inwestycyjna S.A. 23%
Telewizja Familijna S.A. in bankruptcy 12%

2.3. ENVIRONMENTAL PROTECTION

In 2004 the Company, as in prior years, pursued its core production business while taking care to protect the natural environment. This adherence to strict environmental standards, both national and local, is possible thanks to the systematic modernisation of existing environmental protection equipment, as well as to new investments in this area.

In 2004 the Company spent PLN 19 226 thousand on the realisation of projects related to environmental protection. In addition a variety of projects were carried out of a typically ecological nature, qualified as of a development-type or for maintaining production, on which PLN 12 558 thousand were spent in 2004.

The most important projects carried out in 2004 in order to continue minimising the impact of the Company on the environment were the following:

- modernisation of the Sulphuric Acid Plant at the HM Głogów and HM Legnica smelters, including the replacement of part of the SOLINOX installation following the fire,
- modernisation of the bag filters in the metallurgical section of the HM Legnica smelter,
- modernisation of the particle dedusting equipment in the Ore Enrichment Plant of the Rudna mine,
- construction of a piezometer network in the former mining region of the closed „Konrad" mine,
- modernisation of the waste water purification facility of the Water Management Facility - Legnica and Głogów sections,
- melioration work at the base of the eastern and western walls of the „Żelazny Most" tailings pond,
- the purchase of land and work in the protective zones around the Divisions of KGHM Polska Miedź S.A.

Environmental fees

Total environmental fees paid by the Divisions of the Company in 2004 amounted to PLN 73 278 thousand. In comparison to the prior year these fees increased by appx. 10%, with the largest increase related to waste storage fees and to emissions to the atmosphere by the HM Legnica smelter. The largest amounts were paid for the following:

- waste storage – PLN 59 888 thousand, including PLN 57 049 thousand tailings storage,
- water emission – PLN 8 703 thousand, including PLN 7 964 thousand for drainoff of excess water from the „Żelazny Most" tailings storage facility, and
- atmospheric emission – PLN 4 107 thousand, including PLN 2 425 thousand for dust/gas emissions from the HM Głogów smelter.

Environmental protection – legal aspect

All of the Divisions of KGHM Polska Miedź S.A. have current, valid administrative decisions permitting utilisation of the environment. Environmental fees are calculated pursuant to law and are paid at the end of each quarter.

Currently the most important task for the environmental protection services of the Company is to obtain an integrated permit for those installations which require such a permit. So far the Hydrotechnical Division has received, on 27 February 2004, an integrated permit for the operation of a copper ore floatation tailings installation. This was the second such permit granted within the Voivodeship of Lower Silesia. The remaining Divisions of KGHM Polska Miedź S.A. have carried out studies for the purpose of properly preparing applications to obtain integrated permits for their facilities. In accordance with the timetable set out in the ruling of the Minister of the Environment respecting later dates for obtaining integrated permits, we are required to adhere to the following dates for obtaining integrated permits: 30 September 2006 for the acid wastes utilisation facility of the Ore Enrichment Facilities in the region of Polkowice, and 30 April 2007 for the Legnica smelter, the Głogów smelter and the Cedynia wire rolling mill.

In the past year, as the result of a fire and subsequent damage to part of the SOLINOX installation, there arose the need to alter a decision on permissable levels of emissions to the atmosphere by the Legnica smelter. On 4 November 2004 the Voivode of Lower Silesia passed an administrative decision, which set emission levels at a level enabling partial smelter production while maintaining environmental protection standards. This decision was granted for a limited time and is in force until 15 March 2005.

With respect to waste management, the most important task of a legal nature carried out in the past year by the Company was the acquisition of permits for the processing of wastes (as at 30 June 2004 the general permit granted to KGHM Polska Miedź S.A. in 1998 ceased to be in force).

Intentions

The Divisions of the Company have now achieved their target level of environmental protection, as respects required technology and emissions to the environment. In this respect there will no longer be any spectacular changes, as confirmed by the stable levels of emissions and environmental fees, and of stability with respect to legal/regulatory matters. The future will require on-going maintenance and modernisation of existing equipment, due to increasingly-strict laws, including due to the implementation of EU standards. One of the most important remaining tasks, which needs to be carried out in a continuous and systematic way, is that of the efforts to limit the negative impact of the „Żelazny Most" tailings pond through its development, as well as the search for and introduction of new technology for the managing of waste. In the current year the Company will carry out the purchase of land located within the protective zones of the Divisions or will try to acquire some other form of ownership of these areas, in order to meet the requirements of the „Environmental Protection Law", which places on the users of such installations the obligation to limit, by 31 December 2005, their negative impact on land to which they own legal title.

The main ecologically-oriented investment tasks to be realised in coming years primarily include the on-going modernisation and development of equipment serving to reduce environmental impact, and in particular:

- modernisation and construction of equipment serving to reduce the noise level from the exhaust shafts,
- modernisation of the sewage and technological water networks of the Ore Enrichment Plants,
- complex modernisation of the Sulphuric Acid Plant at the HM Głogów and HM Legnica smelters.

The following new enterprises are also planned over the next several years:

- sealing of the unloading trays at the fuel stations of the HM Głogów smelter and of the sectional fuel stations,
- expansion of the „Polowice" industrial wastes storage facility at the HM Legnica smelter ,
- utilisation of waste (mainly tailings) in backfilling technology and the filling of mined-out areas. These actions are primarily aimed at extending the retention time of wastes in the „Żelazny Most" tailings pond, as well as at reducing costs for the storage of wastes,
- searching for ways to utilise the waste from KGHM in the production of binding agents used in construction, and
- increasing the scope of economic utilisation of granulated slag from the electrical furnace at the HM Głogów smelter.

2.4. RESEARCH AND DEVELOPMENT

R&D work in 2004 was mainly financed by the Company's own funds, with financial support by the Scientific Research Committee (KBN) in the realisation of some projects.

Expenditures by KGHM Polska Miedź S.A. on R&D work in 2004 amounted to PLN 9 169 thousand.

Table 9. Expenditures on R&D ('000 PLN)

	2002	2003	**2004**	Change (2003=100%)
Mining	7 255	7 849	**5 823**	74.2
Smelting	2 173	3 036	**3 346**	110.2
Total	9 428	10 885	**9 169**	84.2

In 2004 R&D activities realised in KGHM Polska Miedź SA concentrated on realising projects aimed at the following:
- reducing production costs,
- developing new sources of additional revenues, and
- minimising environmental impact through the implementation of best available technology.

Main projects realised in mining:

- development of a base model for managing resources in the „Głogów Głęboki Przemysłowy" using the current production potential of the Company,
- work aimed at introducing integrated management systems for the following areas: machinery management, planning of mining work, geological resources, innovation/R&D,
- completion of work related to a complex solution to the problem of evaluating the impact of vibrations caused by rock tremors on the surface environment, especially on buildings under conditions prevailing within the LGOM, or Legnica-Głogów Copper Belt (with financial support from the Scientific Research Committee). Development of a new scale of mining intensity GSI-2004,
- work related to optimising mining drifts with respect to exploitation of metals appearing together with copper in the copper ore deposit,
- attempts to apply technology for the mechanical processing of rock for exploiting the copper ore deposit,
- research into the possibility of reducing ore processing costs,
- continuation of work related to the possibility of hydrotransportation of copper concentrate from the Ore Enrichment Plants to the HM Głogów smelter,
- seeking new methods and processing technology enabling an increase in copper and precious metals recovery during the enrichment processes, and
- work related to the possibilities of utilising copper industry waste in mining technology (e.g. for backfilling).

Main projects realised in the area of smelting:

- feasability studies on the possibility of modernising pyrometallurgy,
- completion of work related to the modernisation of lead production technology (with financial support from the Scientific Research Committee),
- evaluation of the possibility of using floatation in the processing of slag from the flash furnace,
- work related to the application of profitability management systems in metallurgical processes,
- development of technology for the production of cobalt or its salts from oxygenated cobalt-copper ore,
- determing the possibility of using artificial intelligence techniques to control metallurgical machinery complexes during one of the selected phases of the flash smelting process, and
- work related to new technology for the utilisation of lead-bearing waste.

In 2005 R&D work will comprise further actions aimed at realising approved strategic directions related to reducing production costs, increasing the ore resource base, optimising technological processes, searching for new sources of revenues and minimising negative impact on the environment.

3. Financial Statements and Analysis

3.1. Balance Sheet: Assets

Total assets increased in 2004 in relation to their amount at end-2003 by PLN 735 469 thousand, i.e. by 9.0%.

Table 10. Assets as at end of period ('000 PLN)

	31.12.2003	**31.12.2004**	Share in structure (%)	Change (2003=100%)
Non-current assets	6 092 250	**6 551 525**	**73.2**	**107.5**
Intangible assets	23 896	61 004	0.7	x2.6
Tangible fixed assets	3 125 547	3 372 645	37.7	107.9
Long term debtors	1 904	1 815	0.0	95.3
Long term investments	2 637 179	2 809 706	31.4	106.5
Long term prepayments	303 724	306 355	3.4	100.9
Current assets	2 120 717	**2 396 911**	**26.8**	**113.0**
Inventory	776 931	906 896	10.1	116.7
Short term debtors	585 427	641 643	7.2	109.6
Short term investments	753 012	842 100	9.4	111.8
Short term prepayments	5 347	6 272	0.1	117.3
Total assets	8 212 967	**8 948 436**	**100.0**	**109.0**

The largest item in assets is tangible fixed assets, whose value at the end of 2004 was higher than in the prior year by PLN 247 098 thousand. This increase is due among others to realisation of the investment program – in 2004 expenditures on the purchase and construction of fixed assets amounted to PLN 616 441 thousand. In comparison to 2003 there was a significant increase in the value of property related to machinery and technical equipment (an increase by PLN 120 161 thousand) and of fixed assets under construction (together with advances an increase by PLN 119 557 thousand).

In 2004 the Company increased its equity commitment, mainly in the entities of the KGHM Polska Miedź S.A. Group, which impacted the balance sheet value of their shares. Equity investments related primarily to the following entities:

- DIALOG S.A. – the acquisition of shares in the increased share capital, for cash (PLN 630 000 thousand). This increase in capital was related to the restructuring of debt from issued bonds.
- „Energetyka" sp. z o.o. - the acquisition of shares in the increased share capital through a contribution in kind and a cash payment (totalling PLN 61 842 thousand).
- PHP „MERCUS" spółka z o.o. – the purchase of shares from KGHM „Metale" S.A. (PLN 10 870 thousand) and the acquisition of shares in the increased share capital (PLN 5 001 thousand).

Shares in subordinated entities were accounted for using the equity method in the amount of PLN 2 068 696 thousand, i.e. below that of their purchase price (PLN 2 549 933 thousand). This decrease in value primarily relates to the shares of DIALOG S.A. – an adjustment reduced its value by PLN 836 711 thousand.

Apart from shares, an important item in long term investments is debt securities, i.e. the bonds of DIALOG S.A. In 2004 a partial restructuring of the debt of this company was carried out, based on an acquisition of shares in the increased share capital (PLN 630 000 thousand) to be used for the early redemption of bonds. Another part of this debt in the amount of PLN 70 000 thousand was forgiven. As a result, the value of these debt securities was reduced by PLN 700 000 thousand, i.e. from PLN 1 379 800 thousand in 2003 to PLN 679 800 thousand at the end of 2004.

The valuation of shares, equity investments and the partial forgiving of bonds all had a decisive impact on the change in long term investments (an increase by 6.5% for the year).

In comparison to the end of 2003 there occurred a 2.6-times increase in the value of intangible assets, mainly due to the acquisition from the State Treasury of so-called geological information and of mining rights related to the Głogów Głęboki Przemysłowy (Deep Industrial Głogów) deposit.

The largest item in current assets is inventories, whose value during the year increased from PLN 776 931 thousand to PLN 906 896 thousand, i.e. by 16.7%. There were two main causes for this change:

- the increase in the quantitative amount of semi-product inventories, among others due to planned maintenance of the flash furnace at the HM Głogów smelter, and
- to an increase in the unit electrolytic copper production cost, being the basis for valuation of these inventories.

The largest item in short term investments is that of derivative instruments, which were measured at fair value in the amount of PLN 512 324 thousand. The remaining investments are mainly cash assets, including short term bank deposits created to ensure the liquidity of the Company in January 2005 (among others due to the accumulation of payment for wages and for the so-called 14th wage).

Apart from inventories and investments, an important item in the structure of current assets is short term debtors, whose value in 2004 increased by 9.6%, among others due to a higher volume and value of sales of copper and silver products.

In comparison to the prior year there was an improvement in the assets effectiveness ratios.

Table 11. Assets effectiveness ratios

	31.12.2003	**31.12.2004**
Assets turnover ratio	0.6	**0.7**
Non-current assets turnover ratio	0.8	**0.9**
Current assets turnover ratio	2.2	**2.6**
Liquid assets turnover ratio	5.5	**6.4**

Ratios calculated based on end-of-year balances, pursuant to methodology described in Annex A.

3.2. BALANCE SHEET: EQUITY AND LIABILITIES

The net profit achieved in 2004 and the repayment of long term bank loans led to a change in the financing structure. The share of equity in the balance sheet increased during the year from 42.3% to 59.6%.

Table 12. Sources of financing of assets and their structure, as at end of period ('000 PLN)

	31.12.2003	**31.12.2004**	Share in structure (%)	Change (2003=100%)
Equity	**3 477 225**	**5 336 804**	**59.6**	**153.5**
Share capital	2 000 000	2 000 000	22.4	100.0
Reserve capital	1 194 236	1 629 743	18.2	136.5
Revaluation reserve	436 164	874 710	9.8	200.5
Retained profit (loss) from prior years	(682 762)	(564 818)	x	82.7
Net profit (loss)	529 587	1 397 169	15.6	263.8
Liabilities and provisions for liabilities	**4 735 742**	**3 611 632**	**40.4**	**76.3**
Provisions for liabilities	1 366 117	1 460 034	16.3	106.9
Long term liabilities	1 420 447	39 050	0.4	2.7
Short term liabilities	1 799 377	1 945 207	21.7	108.1
Accruals and deferred income	149 801	167 341	1.9	111.7
Total equity and liabilities	**8 212 967**	**8 948 436**	**100.0**	**109.0**

Apart from net profit, which had a decisive impact on the increase in equity, reserve capital and the revaluation reserve also had a significant impact. Reserve capital increased by PLN 411 557 thousand due to the distribution of profit from 2003 and by PLN 23 950 thousand due to the transfer of the revaluation reserve related to the valuation of fixed assets. The change in the revaluation reserve meanwhile is due to the settlement of hedging instruments (a balance of PLN 911 294 thousand) and to the valuation of hedging transactions in the effective part (a balance of (PLN 358 470 thousand)).
Equity was decreased by losses from prior years. Its level is the result of changes in accounting principles, including changes in the method of valuing shares in subordinated entities, which are currently accounted for using the equity method.

The main items in provisions for liabilities are: the actualised provision for future employee benefits in the amount of PLN 710 992 thousand, the provision for mine closure costs in the amount of PLN 415 994 thousand and the deferred tax asset provision in the amount of PLN 242 236 thousand. The remaining provisions mainly relate to potential budget liabilities and to on-going proceedings.

In 2004 there was a significant decrease in long term liabilities, which in 2003 were represented mainly by bank loans. In 2004 made use of two long term loans organised by a consortium of banks. Total debt in this regard on the last day of 2003 amounted to USD 351 652 thousand and PLN 221 130 thousand. These bank loans were paid prior to their maturity, and as at the end of 2004 long term liabilities are solely represented by payments arising from financial leasing contracts (PLN 28 022 thousand) and from long term loans (PLN 11 028 thousand).

Short term liabilities mainly relate to financial instruments (PLN 593 583 thousand), payments due to trade liabilities (PLN 456 081 thousand), liabilities due to taxes, customs and insurance (PLN 429 807 thousand) and to bank and other loans (PLN 229 667 thousand).

This change in the assets financing structure is reflected by a higher ratio of assets coverage by equity. The remaining ratios describing the relation between equity and assets remained unchanged with respect to 2003.

Table 13. Assets financing ratios

	31.12.2003	**31.12.2004**
Level of assets coverage by equity	0.4	**0.6**
Level of non-current assets coverage by equity	0.6	**0.8**
Level of non-current assets coverage by long term capital	1.0	**1.0**
Level of current assets coverage by short term liabilities	0.8	**0.8**

Ratios calculated based on year-end balances, pursuant to methodology described in Annex A.

Off-balance sheet liabilities and debtors

As at 31 December 2004 contingent debtors of the Company amounted to PLN 105 267 thousand, of which PLN 103 934 thousand related to disputed issues with tax authorities. Off-balance sheet liabilities at the end of 2004 amounted to PLN 319 332 thousand, including PLN 7 678 thousand in contingent liabilities due to guarantees and securities granted to related entities.

Among off-balance sheet liabilities, the most important were the following:

- liabilities due to obtaining free, statutory rights to perpetual usufruct of State Treasury land for a period of 99 years in the amount of PLN 187 726 thousand – these liabilities are not payable, but only represent a basis to make yearly payments to the State budget,
- liabilities in the amount of PLN 118 110 thousand due to R&D work and to other unrealised agreements (including due to an agreement with AIG Emerging Europe Infrastructure Fund for PLN 43 910 thousand).

3.3. LIQUIDITY

Financial resources

The Structure of Company cash and cash equivalents is shown in the table below:

Table 14. Structure of Company cash and cash equivalents as at end of period* ('000 PLN)

	31.12.2002	31.12.2003	**31.12.2004**	Change (2003=100%)
Cash on hand and in bank deposits	22 109	22 975	4 255	18.5
Other cash and cash equivalents	-	5	-	0.0
Other cash assets, of which:	96 362	252 462	317 789	125.9
- cash assets payable up to 3 months	92 907	252 174	317 513	125.9
- interest on cash assets payable up to 3 months	3 455	288	276	95.8
Total	118 471	275 442	322 044	116.9

** Pursuant to Expalnatory Note nr 1 to the cash flow statement in the financial statements*

The decision to concentrate the cash and cash equivalents of the Divisions decidedly reduced the level of cash on hand and in bank deposits.

There was an increase in cash and cash equivalents, due to an improvement in the cash position of the Company, which is dependent on the situation on the currency and metals markets.

The level of funds in fixed term bank accounts (other cash assets) remained high to maintain the Company's liquidity during the first days of January, by the accumulation of payments, mainly including payment of the so-called 14th wage.

Financial income from the depositing of periodically free cash resources is shown below:

Table 15. Financial income from the depositing of periodically free cash resources and short-term investments ('000 PLN)

	2002	2003	**2004**	Change (2003=100%)
On-demand bank deposits	372	136	**598**	×4.4
Securities	132 629	96 128	**97 979**	101.9
Fixed term bank deposits	2 666	3 654	**5 798**	158.7
Total	135 667	99 918	**104 375**	104.5

Periodically free cash resources deposited in fixed term accounts generated financial income in the amount of PLN 5 798 thousand. The increase in income from bank deposits was due to the increase in the level of cash and cash equivalents.

There was an increase in financial income due to the scale of equity investment based on a variable interest rate, depending on bank interest rates (mainly the bonds of Telefonia DIALOG S.A.).

Credit servicing in 2004.

Pre-export credit organised by ABN AMRO BANK N.V., Bank Polska Kasa Opieki Spółka Akcyjna, CITIBANK NA and a consortium of other banks in the amount of USD 200 000 thousand.

In 2004 the Company made use of credit organised by ABN AMRO BANK NV, Bank Polska Kasa Opieki Spółka Akcyjna and Citibank NA. and a consortium of other banks. This agreement, which was entered into on 18 July 2003, guaranteed the granting of credit in the amount of USD 200 000 thousand. On the date the credit agreement was signed the interest amounted to LIBOR + a margin of 2.20%. In 2004, depending on the level of financial ratios of the Company, the margin was within a range of 0.50% - 2.20%. The final repayment installment on this loan was to be made on 18 July 2008.

In 2004 the Company entirely repaid its debt due to this credit, which as at 31 December 2003 amounted to USD 192 500 thousand. The total repayment of this credit was comprised of:

a) USD 163 333 thousand repaid earlier than the repayment schedule set out in the Agreement,
b) USD 29 167 thousand repaid pursuant to the repayment schedule set out in the Agreement.

Two-currency credit organised by Bank Polska Kasa Opieki Spółka Akcyjna and Powszechna Kasa Oszczędności Bank Polski S.A. and a consortium of other banks in the amount of USD 159 500 thousand and PLN 471 130 thousand.

In 2004 the Company made use of two-currency credit organised by Bank Polska Kasa Opieki Spółka Akcyjna, Powszechna Kasa Oszczędności Bank Polski S.A. and a consortium of other banks. This agreement, which was entered into on 18 July 2003, guaranteed the granting of credit in the amount of PLN 471 130 thousand and USD 159 500 thousand. On the date the credit agreement was signed the interest amounted to LIBOR/WIBOR + a margin of 2.20%. In 2004, depending on the level of financial ratios of the Company, the margin was within a range of 0.50% - 2.20%.
The final repayment date on this bank loan was to be made on 18 July 2006.

In 2004 the Company entirely repaid its debt due to this credit, which as at 31 December 2003 amounted to USD 159 152 thousand and PLN 221 130 thousand. This debt was repaid prior to the maturity date set out in the Agreement.

Operating credit in BRE Bank S.A.

On 10 April 2003 the Company signed an agreement with BRE Bank S.A. for foreign currency operating credit of USD 30 000 thousand with interest of 1 month LIBOR + a margin of 0.90%.

On 22 November 2004 by Annex nr 1, the amount of this credit was increased from USD 30 000 thousand to USD 50 000 thousand, the repayment schedule was set out in equal installments during the period from 30 June 2005 to 22 November 2005, and the credit margin was reduced to 0.47%.

With respect to this credit two tranches were drawn in the total amount of USD 25 000 thousand:

a) on 26 November 2004 USD 10 000 thousand
b) on 30 November 2004 USD 15 000 thousand

Operating credit in Banku PeKaO S.A.

On December 15, 2004 the Company signed an Agreement for operating credit of USD 50 000 thousand in Bank PekaO S.A. with a maturity of 21 December 2005. Pursuant to this agreement, on 22 December 2004 the credit was fully drawn in the amount of USD 50 000 thousand, to be used for the partial refinancing of debt arising from an Agreement dated 18 July 2003 for credit in the amount of PLN 471 130 thousand and USD 159 500 thousand for KGHM Polska Miedź S.A. organised by Bank Polska Kasa Opieki Spółka Akcyjna, Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Przemysłowo-Handlowy PBK.

Interest for this credit was set at 1 month LIBOR + a margin of 0.45%.

Lines of credit in current accounts

The Company has access to lines of credit in current accounts:

- in Bank PekaO S.A. (up to PLN 71 000 thousand),
- in BRE Bank SA (up to USD 10 000 thousand).
- in Bank Handlowy S.A. (up to USD 5 000 thousand),

As at 31 December 2004 the Company had not made use of these lines.

3.4. INCOME STATEMENT

Due to the advantageous situation on the metals markets, the Company earned a profit before extraordinary items and taxation of PLN 1 445 903 thousand, of which:

- a profit from sales of PLN 1 445 145 thousand,
- a loss on other operating activities of (PLN 75 078 thousand),
- a profit on financial activities of PLN 75 836 thousand.

Table 16. Basic items of the income statement

	2002	2003	2004	Change (2003=100%)
Revenues from the sale of products, goods for resale and materials	4 480 185	4 740 424	**6 158 032**	129.9
Operating costs	4 336 245	4 309 055	**4 712 887**	109.4
Profit (loss) from sales	143 940	431 369	**1 445 145**	×3.4
Other operating income	148 582	59 298	**77 044**	129.9
Other operating costs	168 744	133 254	**152 122**	114.2
Operating profit (loss)	123 778	357 413	**1 370 067**	×3.8
Financial income	517 432	673 884	**692 161**	102.7
Financial costs	331 105	508 547	**616 325**	121.2
Profit (loss) before extraordinary items and taxation	310 105	522 750	**1 445 903**	×2.8
Extraordinary gains	4	51	**304**	×6.0
Extraordinary losses	29	35	**304**	×8.7
Profit (loss) before taxation	310 080	522 766	**1 445 903**	×2.8
Taxation	56 014	160 952	**295 552**	183.6
Other obligatory deductions from profit	(480)	(3)	**-**	x
Share in net profits of subordinated entities accounted for using the equity method	-	167 770	**246 818**	147.1
Net profit (loss)	**254 546**	**529 587**	**1 397 169**	×2.6

Profit from sales was similar to profit before taxation and was more than three times higher in comparison to the prior year. The following external factors had a decisive impact on the result from sales:

- the increase in copper prices,
- the increase in silver prices, and
- the strengthening of the PLN versus the USD.

The following also had an impact on the result:

- an increase in the volume of sales of copper billets and copper wire rod as well as of metallic silver, and
- an increase in the unit electrolytic copper production cost.

Table 17. Basic factors affecting the result from sales of KGHM Polska Miedź S.A.

	Unit	2002	2003	2004	Change (2003=100%)
Sale of copper and copper products	t	534 594	523 853	**542 681**	103.6
Silver sales	t	1 198	1 327	**1 366**	102.9
Average copper price on LME	USD/t	1 558	1 780	**2 868**	161.1
Average silver price on LBM	USD/kg	148	157	**214**	136.3
Average USD/PLN exchange rate per NBP	PLN/USD	4.08	3.89	**3.65**	93.8
	USD/t	1 545	1 603	**1 825**	113.8
Unit electrolytic copper production cost	PLN/t	6 305	6 237	**6 660**	106.8

In 2004 95.9% of revenues from sales of the products of KGHM Polska Miedź S.A. were generated by the basic products of the Company, i.e. copper and silver. Revenues from the sale of products were higher by PLN 1 364 072 thousand, i.e. by 29.1% in relation to the prior year. This was due to an increase in copper prices by 29.1%, silver by 5.3%, a decrease in the exchange rate by 6.2%, and an increase in sales volumes: copper billets by 23.4%, copper wire rod by 7.7% and silver by 2.9%.

The loss in other operating activities of PLN 75 078 thousand was due to:	'000 PLN
- the release and creation of provisions, of which for:	(68 414)
- employee benefits and related liabilities	(39 363)
- disputed liabilities with BOBMARK INTERNATIONAL Sp. z o. o. (detailed information may be found in the disputed issues section on pages 26 and 27)	(12 299)
- costs of liquidating the effects of a fire at the ZG Rudna mine	(7 930)
- future mine closure costs	(7 573)
- donations granted	(14 678)
- the revaluation of non-financial assets	(9 436)

- the execution of penalties, fines and compensation 6 837
- adjustments to taxation on property from prior years 6 353
- other 4 260

Financial activities showed a profit of PLN 75 836 thousand, which was impacted by: '000 PLN
- profit from the disposal of investments 206 938
- interest received and paid 86 938
- the valuation of derivative instruments (87 380)
- bonds issued by DIALOG S.A. forgiven (70 000)
- exchange rate differences (31 238)
- bank commissions (22 637)
- revaluation of provision for mine closure costs (13 571)
- dividends received 3 487
- other 3 299

The profit before taxation was charged by income tax in the amount of PLN 295 552 thousand. Taxation in the amount of PLN 341 394 thousand, calculated at a rate of 19% of the taxable base, was decreased by PLN 45 115 thousand due to deferred income tax and by PLN 727 thousand, i.e. by an adjustment to taxation from prior years.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment of profit before taxation („+" being an increase, „-" being a decrease in the profit before taxation):

Table 18. Adjustment to profit before taxation by the change in taxable base ('000 PLN)

Profit before taxation	**1 445 903**
Adjustment of revenues, of which:	(1 406 970)
- an increase of income (including for income and premiums received from hedging transactions, realised positive exchange rate differences on bank loans, and an increase in the value of shares for a contribution in kind)	657 908
- a decrease of income (including accrued income from forward transactions, the valuation of financial instruments, income taxed in lump sum payments, and the release of provisions)	(2 064 878)
Adjustment of costs, of which:	1 518 692
- an increase of costs (including adjustment for tax depreciation costs, release of provision for annual employee bonus, realised costs of financial instruments and costs of acquiring shares for a contribution in kind)	(774 944)
- a decrease of costs by non-tax deductible expenses (including for accrued financial costs of forward transactions, created provisions, non-tax deductible depreciation, negative exchange rate differences and donations)	2 293 636
Share in net profits of subordinated entities accounted for by the equity method	246 818
Other adjustments (including donations, tax-free income)	(7 632)
Taxable income	**1 796 811**

Financial ratios

The basic economic ratios of KGHM in the years 2002 - 2004 are presented in the table below:

Table 19. Basic economic ratios for the Company

	2002	2003	**2004**
Current liquidity	1.19	1.18	**1.23**
Quick liquidity	0.60	0.75	**0.77**
ROA - return on assets (%)	3.1	6.5	**15.6**
ROE - return on equity (%)	6.4	15.2	**26.2**
Debt ratio (%)	34.2	41.0	**24.0**
Durability of financing structure (%)	79.0	75.2	**75.0**

Pursuant to methodology described in Annex A.

Liquidity ratios show the relationship of current assets, or their more liquid part, to short-term liabilities and remain at a level which does not endanger current liquidity.

The profit earned led to an improvement in the ratios describing the return on assets (ROA) and the return on equity (ROE). Due to the repayment of loans the debt ratio significantly decreased while the durability of financing structure ratio remained unchanged.

Capital market ratios

The Company's activities are characterised by the following capital market ratios, significant from an investor's point of view:

Table 20. Capital market ratios

		2002	2003	**2004**
EPS (PLN)	Net profit (loss) / number of shares	1.27	2.65	**6.99**
P/CE	Price per share / financial surplus per share	4.9	6.3	**3.7**
P/E	Price per share / earnings per share	10.6	9.9	**4.5**
MC/S	Market capitalisation*/ revenues from sales	0.6	1.1	**1.0**
P/BV	Price per share / book value per share**	0.7	1.5	**1.2**

** Market capitalisation represents total shares outstanding times share price from the last day of the year. (200 mln shares x PLN 13.50 in 2002; PLN 26.20 in 2003 and PLN 31.30 in 2004)*
*** Book value equals that of the balance sheet date.*

3.5. Costs of basic operations

The financial result of the Company is significantly impacted by the electrolytic copper production cost.

Table 21. Unit electrolytic copper production cost

	Unit	2002	2003	**2004**	Change (2003=100%)
Total unit copper production cost	PLN/t	6 305	6 237	**6 660**	106.8
	USD/t	1 545	1 603	**1 825**	113.8
	USc/lb	70.08	72.74	**82.78**	113.8
of which: cash cost (total cost minus depreciation) of copper production	PLN/t	5 832	5 800	**6 270**	108.1
	USD/t	1 429	1 491	**1 718**	115.2
	USc/lb	64.82	67.63	**77.93**	115.2
USD exchange rate	PLN/USD	4.08	3.89	**3.65**	93.8

The total unit copper production cost expressed in PLN increased by 6.8%, with annual inflation of 3.5% and increased electrolytic copper production of 3.9%. The increase in copper production costs by 423 PLN/t was significantly impacted by the increased value of scrap and external concentrates consumed due to higher copper prices.

Copper production costs represent around 80% of total costs by type. The structure of costs by type is shown in the table below:

Table 22. Structure of costs by type (%)

	2002	2003	**2004**
Depreciation	7.2	7.0	**5.7**
Materials and energy consumption	34.8	33.8	**38.1**
External services	19.2	18.3	**17.3**
Labour costs	32.3	34.2	**32.4**
Taxes and fees	5.1	5.1	**4.9**
Other	1.4	1.6	**1.6**

In 2004 costs by type increased by PLN 550 485 thousand, i.e. by 13.0%, mainly due to the following:

- an increase in materials and energy consumption by PLN 393 882 thousand, mainly due to the increase in the value of scrap, external concentrates purchased, fuels, spare machine parts and energy,
- an increase in labor costs by PLN 94 557 thousand, mainly due to an increase in basic wage rates in 2004 by 7% (appx. PLN 80 mln with charges), and the beginning of contributions to the Employee Retirement Program (appx. PLN 13 mln – pursuant to agreements reached with the trade unions),
- an increase in the value of external services by PLN 54 453 thousand, including contracted preparatory mining work from 14 036 meters to 17 656 meters alongside a decrease in the scope of mining work carried out by the Company,
- an increase in taxes and fees by PLN 19 395 thousand, mainly due to basic mining license fees, environmental fees and to property taxes due to an increase in rates, and
- a decrease in depreciation by PLN 22 857 thousand due to depreciation rates being matched to expected useful life.

An increase of operating costs is anticipated in the Company Budget for the year 2005 - the planned total unit cost of copper production amounts to 7 180 PLN/t – an increase of 7.8% compared to the year 2004. This increase in costs mainly relates to:

- external services (due to the increased scope of mining preparation work conducted by subcontractors),
- material consumption (due to the increase in the value and amount of scrap and of other external batch materials),
- labor costs (due to higher basic wage rates, charges on wages and employee benefits – the Employee Retirement Program).

Over the next several years the Company plans to reduce copper production costs by implementing investments set out in the development plan and by further optimizing of the utilization of resources.

3.6. UNUSUAL EVENTS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The results of the Company were impacted by decisions related to the inclusion in the accounts of 2004 of the following events of an unusual character:

Table 23. Unusual events impacting the financial results of the Company ('000 PLN)

	impact on pre-tax result
Provisions created or increased for future expenses and liabilities, due to:	
- revaluation of provisions for future employee benefits – retirement/disability rights, jubilee awards and coal equivalent payments paid after the period of employment	(39 363)
- revaluation of provisions for future mine closure costs and for the costs of liquidating and securing the closed-down KONRAD mine facilities	(21 224)
- the risk of future liabilities arising from on-going disputed issues with clients	(13 701)
- future liabilities related to the repair of damages caused by the fires at the ZG Rudna mine and the HM Legnica smelter	(9 303)
- other liabilities (including court claims, future costs)	(3 004)
Release or decrease of provisions, due to:	
- concluded disputed issues	+2 045
- change in estimation of provisions for future liabilities related gaining permission to expand the tailings pond	+2 565
- interest on concluded disputed issues	+1 126
Valuation of long- and short term financial assets:	
- shares in subordinated entities accounted for using the equity method *	+246 818
- result of measurement of derivative instruments to fair value	(87 380)
Write-offs revaluing debtors and tangible assets impacting the financial result:	
- disputed and overdue debtors together with interest (excess of allowances released over created)	+11 729
- inventories to net market value	(956)
- tangible fixed assets	(4 691)
Forgival of long term debtors from Telefonia DIALOG S.A. due to issued debt securities	(70 000)

** impact on net profit*

3.7. RISK MANAGEMENT

Due to the high metals prices on global markets in 2004, those commercial hedging transactions which were entered into in the last quarter of 2002 and in 2003 were settled with a negative result. In 2004 the Polish złoty systematically appreciated against the USD. Consequently, currency hedging transactions were settled with a positive result. The net result from the settlement of derivative instruments in 2004 (copper, silver and the exchange rate) was negative.

The amount transferred from equity to the income statement during the financial period, due to the settlement of hedging instruments (the effective part of cash flow hedging transactions), amounted to (PLN 911 294 thousand).

Based on the principle of recognising in equity the effective part of the result from the valuation of hedging transactions in the period in which these transactions are designated as a hedge of cash flow, the following amounts were recognised in equity (revaluation reserve), as at 31 December 2004:

- due to transactions hedging the risk of changes in copper and silver prices: (PLN 117 467 thousand),
- due to transactions hedging the risk of changes in the exchange rate: +PLN 207 467 thousand,
- due to transactions hedging the risk of changes in the exchange rate for foreign currency bank loans: +PLN 128 251 thousand.

Due to the arising of negative differences between forward and spot copper prices, together with the rise in spot copper prices, the Company made use of options instruments, which enabled it to participate in eventual price rises. In the first three quarters of 2004 the Company hedged a part of its copper sales planned in 2005 and in the first half of 2006.

The advantageous level of silver prices in 2004 enabled the Company in the third and fourth quarters of 2004 to increase the volume of hedging falling in the first half of 2006.

With respect to operations on the currency market, in the first half of 2004 the Company exploited the short term weakening of the PLN versus the USD to implement a hedging strategy for 2005. Simultaneously, due to the significant strengthening of the PLN versus the USD, in the first three quarters of 2004 it was decided to close those hedging positions which the Company had held on the currency market in the second half of 2004 and in the first half of 2005.

The Company remains hedged for a portion of its copper sales planned in 2005 and in the first half of 2006, for a portion of planned silver sales in 2005 and in the first half of 2006, and also for a portion of revenues denominated in USD and planned for 2005.

The Company continuously monitors the commodity and currency markets, searching for advantageous moments to build hedging positions for future periods.

Risk management policy

The Company actively attempts to manage that risk to which it is susceptible by engaging in actions aimed at optimising its cash flow, which is based on maximising the flow of generated cash in relation to the risk associated with its generation, in order to increase the market value of the Company.

The Company applies an integrated approach to the management of those risks to which it is exposed. As a result, KGHM Polska Miedź SA enjoys significantly greater flexibility in the development of its hedging strategies.

Risk management in the Company includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in copper and silver prices, in exchange rates and in interest rates),
- credit risk together with investment risk, and
- liquidity risk.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market, due to which they are susceptible to the speculative activities of large investment funds.

The Company manages its price risk by using forwards, swaps and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts. In addition the Company applies other, non-standard derivative instruments which are described in detail in additional note 1.2.10-11 in the financial statements.

Currency risk

Currency risk is important to the Company since its revenues from the sale of copper and silver are dependant on the prices of these metals on international markets, and therefore on the PLN/USD exchange rate.

In order to hedge the planned revenues of the Company which are exposed to currency risk, currency forwards and options strategies are used.

As its revenues are denominated in foreign currencies, its foreign-denominated credit is also a hedge against changes in the exchange rate, and is therefore treated as a hedging transaction.

Interest rate risk

The Company is exposed to the risk of changes in interest rates in the case of drawing new or refinancing existing debt. The Company did not hedge interest rate risk in 2004.

Credit risk

The Company is exposed to three main types of credit risk:

- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which the Company invests, or whose securities it purchases.

KGHM Polska Miedź SA applies a consistent approach to the management of market risk. When there is an increase in metals prices or a weakening of the PLN versus the USD, further hedging strategies are implemented, comprising an ever greater part of production and revenues from sales of future periods. It therefore becomes possible to hedge against unexpected deteriorations in silver and copper prices, as well as rapid appreciation of the PLN versus the USD. This approach also guarantees the acquisition of ever-higher average prices or hedged exchange rates. Thanks to this it is possible to avoid committing a significant volume or notional amount to a single price level. Due to the nature of derivative market instruments and their quotations (limited liquidity), the hedging of price levels extends for a maximum period of two years.

3.8. DISPUTED ISSUES

Proceedings before a court, a body appropriate for arbitration or a body of public administration

The total amount of principal debtors which are subject to disputed proceedings both by and against KGHM Polska Miedź S.A. as at 31 December 2004 amounts to PLN 164 134 thousand, including debtors of PLN 118 643 thousand and liabilities of PLN 45 491 thousand.

The largest proceedings as at 31 December 2004 by KGHM Polska Miedź S.A. related to debtors are appeals by the Company of the decisions of tax bodies, relating to:

- **additional VAT assessment for 2000**

  Value of disputed amount: PLN 24 927 thousand. Proceedings were initiated on 3 July 2003 by an appeal to the NSA of twelve decisions dated 30 May 2003 passed by the Legnica branch of the Tax Office in Wrocław. In the opinion of the Company this additional VAT assessment is the result of the Tax Control Authority inspectors including tax exempt items in total sales. Proceedings are in progress.

- **payment from profit for 1996**

  Value of disputed amount: PLN 23 727 thousand. The Company appealed a decision of the Legnica branch of the Tax Office in Wrocław in July 2003 to the Wrocław branch of the NSA (Supreme Administrative Court). As the Wrocław branch of the NSA refused the appeal, on 25 February 2004 the Company submitted a cassation appeal to the NSA in Warsaw, which was also refused by a decision dated 30 June 2004. On 7 December 2004 the Company submitted an appeal to the Constitutional Tribunal.

Due to the payment by the company of taxes in arrears arising from the appealed decisions of tax bodies, a resolution in favor of the Company would result in the refund of the debtors paid, together with interest.

The largest proceedings related to the liabilities of the Company as at 31 December 2004 are as follows:

- **payment of damages due to contamination of water** from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka.

In April 2003 the company BOBMARK INTERNATIONAL Sp. o. o. with its registered head office in Warsaw submitted a suit to the Regional Court in Legnica, Section I (Civil Cases) against the Company and PEW AQUAKONRAD S.A. for the payment of damages in the amount of PLN 12 299 thousand due to the contamination of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A.

The Company maintained the position that the suit was groundless due to the fact that it is not entitled to be a party to the suit. Given the issuance in October 2004 of an expert opinion – that of the Główny Instytut Górnictwa (Supreme Mining Institute) in Katowice, the assumption exists that the Regional Court in Legnica will support the position of the expert testimony and may demand damages from the Company.

KGHM is questioning the amount being disputed, charging BOBMARK INTERNATIONAL with being unfair in its method of calculating damages, leading to an increase in the amount of damages. Given the fact that the plaintiff to the suit has set out the amount of damages it is seeking, the court has ordered the defendant to provide a further expert opinion. Any opinion in this regard may include a separate calculation of damages, which is unknown given the present legal situation.

- **fee for use of a patent** for the period from January 1997 to 31 December 2002

Value of disputed amount: PLN 10 602 thousand. The suit of TKW Combustion Sp. z o.o. in Głowno was submitted to the Regional Court in Świdnica, Section VI Economic Cases, on 30 July 2003. In the opinion of the Company this suit is groundless due to the fact that the basis for utilisation of this project is licensing agreement dated 25 July 1991, authorising the Company to make use of this project for an indefinite period, with a licensing fee only for the first five years of use of the project. The court, by a ruling dated 13 January 2004, adjourned the proceedings until the issue of the patent is heard. The proceedings on annulling the patent have not been concluded.

Disputed tax issues

There remain 6 disputed tax issues in proceedings at the Voivodeship Administrative Court, respecting the following:
- corporate income tax for 1998, 2000 and 2001,
- VAT for 2000, and
- personal income tax for 2000 and 2001,

in the total amount of claims arising from submitted appeals of PLN 43 382 thousand.

Issues totalling PLN 7 273 thousand remain in proceedings being heard at the NSA in Warsaw, related to:
- corporate income tax for 1999
- VAT for a period of 3 months in 1999

On 7 December 2004 the Company submitted a constitutional appeal to the Constitutional Tribunal respecting payment from profit for 1996 and 1997 in the amount of PLN 29 021 thousand.

These issues mentioned above do not represent liabilities for KGHM Polska Miedź S.A. with respect to any payment of overdue taxation arising from the decisions being appealed. Advantageous resolutions of these issues would result in a refund of the taxes in arrears together with interest due.

4. REALISATION OF COMPANY GROWTH ASSUMPTIONS

4.1. REALISATION OF COMPANY STRATEGY

In 2004 KGHM Polska Miedź S.A. carried out the strategic directions for development of the Company and the KGHM Polska Miedź S.A. Capital Group as approved by the Management Board and confirmed by the Supervisory Board in November 2002 for the years 2002-2006, and the long term assumptions to 2016. The actions taken were aimed at strengthening the foundations of the Company and at maintaining its position as one of the leading global producers of high-quality copper and silver. Towards this end, in 2004 previously-initiated work was continued and new projects were begun in the following areas:

- Developing and increasing the value of existing mining, metallurgical and processing assets.

  The most important actions in this regard involved among others the undertaking of feasibility studies with respect to modernising copper smelting technology, completing required work aimed at gaining a license to research salt deposits and to produce rock salt, and at utilising exploited mining areas for the storage of hazardous waste, developing a business plan for the production of coagulants and sorbents based on waste sulphuric acid.

- Concentration on mining and metallurgical activities in the core copper business.

  In 2004 feasibility studies were undertaken providing the basis to decide on the initiation of the investment to exploit the "Głogów Głęboki Przemysłowy" (Deep Industrial Głogów) deposit. In November 2004 the Company entered into an agreement with the State Treasury - the Ministry of the Environment regarding the determination of mining rights, followed by the acquisition of a license, for excavating copper ore from the „Głogów Głęboki Przemysłowy" deposit. This license was granted for a period of 50 years.

  In addition, work has been carried out at identifying foreign investment opportunities along with feasibility studies of foreign investment projects, including in South America and Africa, in order to acquire low-cost resources. A project involving the acquisition of foreign wire rod assets was analysed.

- The development of mining and metallurgical activities in other metals.

  With respect to the recovery of rhenium, work has advanced to the testing of industrial samples. Given the current advantageous prices, all feasibility studies required for taking a decision as to the production of refined lead have been completed. Required feasibility studies have also been carried out which provide the basis for beginning the recovery of nickel from deposits in Lower Silesia.

The strategic goal of the Group is to support the core business and achieve the effect of synergy. One of the most important actions in this regard was the start of production of road building material from smelter waste.

Besides the core business, also of importance were initiatives undertaken by KGHM Polska Miedź S.A. related to its responsibility for the region. An enterprise of importance for the growth and balanced development of the region was the participation in development of the Regional Strategic Initiative for the Voivodeship of Lower Silesia and development of the Lower Silesian Center for Advanced Technology.

The accession of Poland to the European Union has presented the KGHM Polska Miedź S.A. Group with the task of continuously monitoring those regulations and laws related to anti-monopoly and commercial policy, environmental protection standards, workplace safety and consumer protection.

Intentions

Over the next several years the Company will continue to pursue its vision of development, which is fundamentally based on concentration on its mining and metallurgical activities in the copper business, and aimed at the growth of its existing assets through the development of its mining and processing activities and at diversifying its activities into other sectors not connected with the copper industry, utilising first of all its regional potential.

In order to effectively monitor realisation of the assumed directions of development of the Company, work was begun in 2004 on implementing a Balanced Scorecard as an operating tool for managing the strategy of the Company.

4.2. REALISATION OF PROJECTED FINANCIAL RESULTS FOR 2004

In the current report dated 1 July 2004 the Company published an adjusted projection of financial results for 2004 anticipating revenues from the sale of products, goods and materials of PLN 5 920 mln and net profit of PLN 1 342 mln. These figures are based on the adjusted „Company Budget for 2004", as approved by the Supervisory Board of the Company on 30 June 2004.

In 2004 the Company exceeded its plan for revenues from the sale of products, goods and materials by 4.0%, and forecast net profit by 4.1%. The reason for the higher-than-expected financial results was mainly the better-than-expected macroeconomic conditions. Details of the forecasted results and basic assumptions are shown in the table below:

Table 24. Realisation of projected Company financial results for 2004

	Unit	2004 Projection*	2004 adjusted Projection **	**Execution 2004**	% of adjusted Projection realised
Revenues from sales	mln PLN	5 173	5 920	**6 158**	104.0
Net profit	mln PLN	652	1 342	**1 397**	104.1
Average annual copper prices	USD/t	2 000	2 550	**2 868**	112.5
Average annual silver prices	USD/kg	161	193	**214**	110.9
USD/PLN exchange rate	PLN/USD	3.80	3.80	**3.65**	96.1
Electrolytic copper production	'000 t	532	545	**550**	100.9
Silver production	t	1 173	1 255	**1 344**	107.1
Unit cost of electrolytic copper	PLN/t	6 390	6 670	**6 660**	99.9
production .	USD/t	1 682	1 755	**1 825**	104.0

** Published in current report dated 29 January 2004 – based on 2004 Budget approved by the Supervisory Board on 27 January 2004*

*** Published in current report dated 1 July 2004 - based on adjusted 2004 Budget approved by the Supervisory Board on 30 June 2004*

The exceeding of revenues from sales by PLN 238 mln with respect to the adjusted projection of financial results for 2004 is mainly due to the higher revenues from sales of basic products, i.e. copper and copper products and silver, by PLN 155 mln than assumed in the Budget.

The exceeding of planned revenues from sales of copper and silver was mainly caused by the unexpectedly high copper and silver prices and by a strengthening of the PLN versus the USD.

4.3. PROJECTED COMPANY FINANCIAL SITUATION

On 20 December 2004 the Supervisory Board approved the Budget of the Company for 2005, based on which the Company assumes achievement of the following:

- revenues from the sale of products, goods for resale and materials PLN 5 936 mln,
- net profit PLN 943 mln.

The budget was developed based on the concept of „prudent valuation", and includes the following macroeconomic assumptions:

- average annual metals prices in 2005:
    - copper - 2 550 USD/t (116 USc/lb) and
    - silver – 5.8 USD/ troy oz (186.50 USD/kg),
- average exchange rate – 3.30 PLN/USD.

In addition the budget projection assumes realisation of the following by the Company:

- production volume 552 000 t of electrolytic copper and 1 219 t of silver,
- unit electrolytic copper production cost 7 180 PLN/t (2 175 USD/t),
- investment in tangible assets PLN 634 mln – ensuring to a significant degree the initiation of tasks aimed at realisation of a long term reduction in copper production costs.

As at the date of signing this statement, the Company does not foresee any threat to the achievement of its projected financial result despite the strong position of the PLN versus the USD, mainly due to the advantageous situation on the metals markets.

5. THE COMPANY ON THE SECURITIES MARKETS

5.1. COMPANY QUOTATIONS IN 2004

Since July 1997 the shares of the Company have been traded on the Warsaw Stock Exchange, while the depositary receipts of the Company have been traded on the London Stock Exchange. The trading unit in London is a GDR (Global Depositary Receipt), which represents two ordinary shares of the Company.

In 2004 the share prices of the Company on the Warsaw Stock Exchange increased from PLN 26.20 (the closing price from 31 December 2003) to PLN 31.30 (the closing price on the last day of 2004), which represents an increase during 2004 of 19.5%. During this period the Warsaw Stock Exchange (WIG) increased by 27.9%. In 2004 the highest closing price for the Company's shares – PLN 39.00 – was recorded on 11 October, while the lowest – PLN 25.60 – was recorded on 13 May.

The share prices of the Company in 2004 compared to the WIG index is shown in the chart below:

Chart 2. Share quotations of KGHM Polska Miedź S.A. versus the WIG index


KGHM - PLN /share
WIG - '000 pts
40
35
30
25
20
30
28
26
24
22
20
KGHM
WIG
January
February
March
April
May
June
July
August
Septembe
October
November
December

The average daily volume for the Company's shares on the Warsaw Stock Exchange in 2004 amounted to 640 thousand shares, while in 2003 it amounted to 512 thousand shares.

5.2. COMPANY OWNERSHIP STRUCTURE

The share capital of the Company amounts to PLN 2 000 000 thousand and is divided into 200 000 000 ordinary bearer shares having a nominal value of PLN 10 each. All Company shares have been admitted to public trading, and are the subject of stock exchange turnover.

Based on information received by the Company, pursuant to art. 147 of the Law on the public trading of securities, as at 31 December 2004 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes at the General Shareholders Meeting of the Company:

- The State Treasury - 88 567 589 shares, representing 44.28% of the share capital and the same number of votes at the General Shareholders Meeting of the Company;
- Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of the Company) - 10 076 024 shares, representing 5.04% of the share capital of the Company and the same number of votes at the General Shareholders Meeting of the Company.

Deutsche Bank Trust Company Americas on 4 January 2005 announced it had reduced its share in the total number of votes at the General Shareholders Meeting to a level below 5%. On this day it held 9 876 024 shares, representing 4.94 % of the share capital of the Company and granting the same number of votes at the General Shareholders Meeting.

During 2004 the bank Powszechna Kasa Oszczędności Bank Polski S.A. reduced its commitment in the total number of votes at the General Shareholders Meeting of the Company to a level below 5%. Following this sale of Company shares, on 19 November 2004 it owned 9 911 001 shares, representing 4.96% of the share capital of the Company and granting the same number of votes at the General Shareholders Meeting.

The amount and nominal value of shares of the Company being in the possession of management and supervisory personnel as at 31 December 2004, based on information held by the Company, is presented in the table below:

Table 25. The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2004

Position	First, last name	Nr of shares	Nominal value (PLN)
President of the Management Board	Wiktor Błądek	1 310	13 100
Vice President of the Management Board	Robert Nowak	100	1000
Chairman of the Supervisory Board	Janusz Maciejewicz	524	5 240
Deputy Chairman of the Supervisory Board	Jerzy Markowski	5	50
Member of the Supervisory Board	Józef Czyczerski	710	7 100
Member of the Supervisory Board	Leszek Hajdacki	24	240
Member of the Supervisory Board	Ryszard Kurek	810	8 100
Member of the Supervisory Board	Marek Wierzbowski	n/a	n/a

As at 31 December 2004 the members of the Management Board and Supervisory Board of the Company were not in the possession of shares of the remaining related entities of KGHM Polska Miedź S.A.

The Management Board of the Company has no information of agreements signed in 2004 which could result in changes in the proportion of shares held by present shareholders in the future.

In 2003 the Company approved a document titled „Declaration regarding the implementation of Corporate Governance Principles by the Company", which among others assumed the introduction of principle nr 20 (respecting the best practices of Supervisory Boards and relating to the independence of Supervisory Board members) by the end of 2004.

Work was carried out during the year of developing a definition of the independence and composition of the Supervisory Board, together with propositions for changes to the Statutes of the Company, for the purpose of implementing principle nr 20. Reflecting the manner of introduction of the principles of best practice, resolutions were passed by the Management Board and Supervisory Board of the Company regarding the recommendation to introduce changes in the Statutes during the next General Shareholders Meeting.

A current declaration regarding the implementation of corporate governance principles, in accordance with the Regulations of the Warsaw Stock Exchange in Warsaw S.A., will be published on the date of publication of this annual report.

Signatures of all Members of the Management Board			
Date	**First, last name**	**Position/Function**	**Signature**
14 March 2005	*Wiktor Błądek*	President of the Management Board	
14 March 2005	*Jarosław Andrzej Szczepek*	First Vice President of the Management Board	
14 March 2005	*Andrzej Krug*	Vice President of the Management Board	
14 March 2005	*Robert Nowak*	Vice President of the Management Board	
14 March 2005	*Marek Szczerbiak*	Vice President of the Management Board	

ANNEX A: METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

Assets effectiveness ratios

$$\text{Assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{total assets}}$$

$$\text{Non-current assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{non-current assets}}$$

$$\text{Current assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{current assets}}$$

$$\text{Liquid assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{short term debtors + cash and cash equivalents}}$$

Assets financing ratios

$$\text{Level of assets coverage by equity} = \frac{\text{equity}}{\text{total assets}}$$

$$\text{Level of non-current assets coverage by equity} = \frac{\text{equity}}{\text{non-current assets}}$$

$$\text{Level of non-current assets coverage by long term capital} = \frac{\text{equity + provisions + long term liabilities}}{\text{non-current assets}}$$

$$\text{Level of current assets coverage by short term liabilities} = \frac{\text{short term liabilities}}{\text{current assets}}$$

Economic activity ratios

$$\text{Return on sales} = \frac{\text{profit from sales}}{\text{revenues from the sale of products, goods for resale and materials}} \times 100$$

$$\text{Current liquidity} = \frac{\text{current assets}}{\text{short term liabilities}}$$

$$\text{Quick liquidity} = \frac{\text{current assets - inventory}}{\text{short term liabilities}}$$

$$\text{ROA (return on assets)} = \frac{\text{net profit}}{\text{total assets}} \times 100$$

$$\text{ROE (return on equity)} = \frac{\text{net profit}}{\text{equity}} \times 100$$

$$\text{Debt ratio} = \frac{\text{total liabilities + accruals and deferred income}}{\text{equity and liabilities}} \times 100$$

$$\text{Durability of financing structure} = \frac{\text{equity + long term provisions + long term liabilities}}{\text{equity and liabilities}} \times 100$$

ANNEX B: CURRENT REPORTS OF THE COMPANY PUBLISHED IN 2005, UP TO THE DATE OF PREPARATION OF THE 2004 ANNUAL REPORT

Registration of change in share capital of INTERFERIE Spółka Akcyjna (4 January 2005)

On 31 December 2004 a change in share capital was registered of the company INTERFERIE Spółka Akcyjna (joint stock company) with its registered head office in Lubin (a subsidiary of Dolnośląska Spółka Inwestycyjna S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.), having been transformed from the limited liability company "INTERFERIE" Spółka z o.o. Following registration of this change, the share capital of INTERFERIE Spółka Akcyjna remains at the amount of PLN 47 821 thousand and is divided into 9 564 200 shares with a nominal value of PLN 5 each.
Following this registration, the share of subordinated entities of KGHM Polska Miedź S.A. in the share capital of INTERFERIE Spółka Akcyjna is as follows:

- Dolnośląska Spółka Inwestycyjna S.A. - 8 964 200 shares (93.72%),
- KGHM Polska Miedź S.A. - 300 000 shares (3.14%),
- Centrum Badań Jakości Spółka z o.o. - 300 000 shares (3.14%).

Change in ownership structure of the Company (5 January 2005)

On 4 January 2005 Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) announced - pursuant to art. 147 of the Law on the public trading of securities - that it had reduced its share in the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to less than 5%, and held 9 876 024 shares of KGHM Polska Miedź S.A., representing 4.94 % of the share capital of the Company. This amount of shares in addition grants the right to 9 876 024 votes, i.e. 4.94 % of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A.

Contract with KGHM Polish Copper Ltd. on sale of copper cathodes (6 January 2005)

On 5 January 2005 a contract was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2005. The value of this contract is estimated at USD 156 675 thousand (i.e. PLN 476 386 thousand). This amount was estimated based on copper quotations and the National Bank of Poland exchange rate from 4 January 2005. The total value of contracts entered into over the last 12 months between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. is estimated at around PLN 913 571 thousand.

Expiry of contract with Glencore International AG on sale of copper cathodes [6 January 2005]

As of 5 January 2005, together with receipt of payment for the final delivery of material, realisation of the contract for the supply of copper cathodes signed between KGHM Polska Miedź S.A. and Glencore International AG has been concluded. This contract was a continuation of the contract dated 15 July 2003 signed between KGHM Polska Miedź S.A. and Glencore International AG for the sale of copper cathodes in the years 2004-2008. As a result, the Management Board of KGHM Polska Miedź S.A. considers both of these contracts as expired. The Company foresees no negative financial impact from the termination of these contracts - the termination of these contracts will not impact the turnover of KGHM Polska Miedź S.A.

Contract with Tele-Fonika Kable S.A. on sale of copper wire rod (11 January 2005)

On 10 January 2005 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A., for the sale of 8 mm copper wire rod in 2005. The estimated value of revenues from sales in 2005 may vary within a range of appx. USD 267 040 thousand, i.e. appx. PLN 828 812 thousand to appx. USD 333 800 thousand, i.e. appx. PLN 1 036 015 thousand. The value of revenues was calculated based on current copper prices on the London Metal Exchange and on current PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.

Registration of change in share capital of PHU "Lubinpex" Sp. z o.o. (19 January 2005)

On 11 January 2005 a change was registered in the share capital of the company PHU "Lubinpex" Sp. z o.o. with its registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). 4 907 shares were retired. The share capital of PHU "Lubinpex" Sp. z o.o. after registration amounts to PLN 4 215 thousand and is divided into 79 393 shares of PLN 50 each. Following registration of this change in share capital, PHP "Mercus" Sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) owns 74 300 shares, representing 93.59% of the share capital of PHU "Lubinpex" Sp. z o.o. and granting the right to the same number of votes at the General Shareholders Meeting.

<u>Contract with Wieland Werke AG on sale of copper cathodes (24 January 2005)</u>

On 24 January 2005 a contract was signed between KGHM Polska Miedź S.A. and Wieland Werke AG (Germany) for the sale of copper cathodes in the years 2006-2008. The value of this contract is estimated at USD 173 286 thousand (i.e. PLN 544 967 thousand). This amount was estimated based on copper quotations and the National Bank of Poland exchange rate from 21 January 2005. This is a general, framework agreement. The total value of contracts entered into over the last 12 months between KGHM Polska Miedź S.A. and Wieland Werke AG is estimated at around PLN 726 623 thousand.

<u>Other information published:</u>

- Information on dates of publication of periodic reports in 2005 (27 January 2005)

ANNEX C: LIST OF TABLES, DIAGRAMS AND CHARTS

TABLES

DIAGRAMS

CHARTS